                                               Filed pursuant to Rule 424 (b)(1)
                                               Registration No. 333-65697


PROSPECTUS
49,000,000 Shares

[THE CIT GROUP LOGO]
Class A Common Stock
(par value $0.01 per share)

The Dai-Ichi Kangyo Bank, Limited is offering all of these shares and will receive all of the proceeds of this offering. The Dai-Ichi Kangyo Bank, Limited currently owns approximately 77% of our Common Stock, and after this offering, will own approximately 47% of our outstanding Common Stock. The Class A Common Stock is listed on the New York Stock Exchange under the symbol "CIT". On November 12, 1998, the last reported sale price of the Class A Common Stock was $27.50 per share.

Prior to this offering, we had two classes of Common Stock outstanding. After this offering, we will have only one class of Common Stock outstanding.

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
                                                                                            PROCEEDS TO
                                                    PRICE TO           UNDERWRITING         THE SELLING
                                                     PUBLIC              DISCOUNT           STOCKHOLDER
------------------------------------------------------------------------------------------------------------
Per Share                                     $27.000              $0.918               $26.082
------------------------------------------------------------------------------------------------------------
Total                                         $1,323,000,000       $44,982,000          $1,278,018,000
------------------------------------------------------------------------------------------------------------

The Dai-Ichi Kangyo Bank, Limited has agreed to grant the underwriters the right to purchase up to an additional 7,350,000 shares of Class A Common Stock to cover over-allotments.

It is expected that delivery of the shares will be made to investors on or about November 18, 1998.

J.P. MORGAN & CO.                                           SALOMON SMITH BARNEY

CREDIT SUISSE FIRST BOSTON

                 LEHMAN BROTHERS

                                   MORGAN STANLEY DEAN WITTER

                                                 WARBURG DILLON READ LLC

November 13, 1998

                               TABLE OF CONTENTS

                                      PAGE
Available Information...............    2
Prospectus Summary..................    3
Risk Factors........................    8
Price Range of Common Stock and
  Dividends.........................   14
Selected Financial Information......   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   17
Business............................   50
Management..........................   62
Relationship with DKB...............   65

                                      PAGE
Selling Stockholder.................   67
Description of Capital Stock........   68
Certain United States Tax
  Consequences to Non-United States
  Holders...........................   72
Underwriting........................   75
Legal Matters.......................   78
Experts.............................   78
Incorporation of Certain Documents
  by Reference......................   78
Index to Consolidated Financial
  Statements........................  F-1

                             AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a Registration Statement on Form S-3, to register the Class A Common Stock being offered in this Prospectus. This Prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about us and the shares of Class A Common Stock offered in this Prospectus, you should refer to the Registration Statement and its exhibits.

You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We file our SEC materials electronically with the SEC, so you can also review our filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about us by visiting our web site at http://www.citgroup.com.

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this Prospectus. This Prospectus is an offer to sell, or a solicitation of offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Class A Common Stock. In this Prospectus, "the Company," "CIT," "we," "us" and "our" refer to The CIT Group, Inc. and its subsidiaries. Unless otherwise indicated, the references to the number and percentage of shares of Class A Common Stock owned by The Dai-Ichi Kangyo Bank, Limited after this offering assume that the underwriters' over-allotment option is not exercised.

                               PROSPECTUS SUMMARY

This summary highlights certain of the information contained elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in Class A Common Stock. To understand this offering fully, you should read the entire Prospectus carefully, including the risk factors, the financial statements and the information incorporated by reference in this Prospectus.

                                      CIT

We are a leading diversified finance company offering commercial and consumer financing secured by various types of collateral. We operate almost exclusively in the United States. We market our services to businesses of varying sizes and to individuals through a nationwide distribution network. We have been in business since 1908 and are recognized as a leader in many of the markets we serve. We believe that our strong credit risk management expertise and long-standing commitment to our markets and customers provide us with a competitive advantage.

We operate through two business segments: commercial and consumer. Each segment has several strategic business units:

BUSINESS UNIT          PRODUCTS
-------------          --------
COMMERCIAL
  Equipment Financing  Equipment financing and leasing

  Capital Finance      Commercial aircraft and rail financing and leasing

  Commercial Services  Factoring

  Business Credit      Revolving and term financing to middle-market and larger
                       businesses

  Credit Finance       Revolving and term financing to smaller and
                       middle-market businesses
CONSUMER
  Consumer Finance     Home equity loans

  Sales Financing      Recreation vehicle, manufactured housing, and
                       recreational boat loans

We believe that in 1997 we were the largest factoring operation and the fourth-largest equipment financing and leasing operation in the United States. We have a leading market position in recreation vehicle lending. We also have significant operations in commercial finance, sales finance, home equity lending, and in financing the aerospace, construction, transportation, machine tool manufacturing and railroad industries.

At September 30, 1998, we had total assets of $23.5 billion, total managed assets of $25.4 billion and stockholders' equity of $2.6 billion. For the nine months ended September 30, 1998 and the year ended December 31, 1997, we had record net income of $251.5 million and $310.1 million. Over the three years ended December 31, 1997, our net income grew at a compound annual rate of 15.5%, managed assets grew at a compound annual rate of 11.6%, and consumer managed assets grew at a compound annual rate of 39.0%. Our growth over this period was principally due to our expansion into new lines of business, the introduction of new products, increased profitability of existing businesses and, to a lesser degree, acquisitions.

The following table presents our financing and leasing assets and managed assets. The term "Financing and Leasing Assets" means finance receivables, operating lease equipment, consumer finance receivables held for sale and certain investments.

                         -------------------------------------------------------------------------
                              AT                              AT DECEMBER 31,
                         SEPTEMBER 30,   ---------------------------------------------------------
                             1998          1997        1996        1995        1994        1993
                         -------------   ---------   ---------   ---------   ---------   ---------
Dollars in millions
Financing and Leasing
  Assets
  Commercial...........    $17,944.6     $15,960.5   $15,159.7   $14,564.6   $13,689.0   $11,937.1
  Consumer.............      4,805.1       3,933.0     3,355.3     2,455.9     2,042.0     1,589.3
  Other................         87.3          65.8        53.0        41.6        34.4        21.6
                           ---------     ---------   ---------   ---------   ---------   ---------
    Total..............    $22,837.0     $19,959.3   $18,568.0   $17,062.1   $15,765.4   $13,548.0
Consumer finance
  receivables
  previously
  securitized and
  currently managed by
  CIT..................      2,586.9       2,385.6     1,437.4       916.5       306.7       175.6
                           ---------     ---------   ---------   ---------   ---------   ---------
Total managed assets...    $25,423.9     $22,344.9   $20,005.4   $17,978.6   $16,072.1   $13,723.6
                           =========     =========   =========   =========   =========   =========

STRATEGY

We have grown our earnings and assets consistently over the past five years. We believe that our financial performance is a product of our core strengths. These include our array of "franchise" businesses, strong credit risk management expertise and long-standing commitment to our markets.

The following fundamental operating principles contribute significantly to our ongoing success:

     - Maintain and build leadership positions in selected markets and industries, focusing on the United States

     - Offer a broad selection of credit products secured by collateral

     - Preserve our "best in class" credit culture, coupled with our collateral management expertise

     - Maintain a relationship-based approach to our customers and business partners

     - Practice disciplined expense management, on-going efficiency improvement and technology investment

     - Maintain access to multiple funding sources with our strong debt ratings

     - Manage interest rate risk by matching the maturities of our interest rate sensitive assets and liabilities

     - Retain an experienced management team with long tenure in the industry and with CIT

     - Utilize performance-based incentive systems

     - Encourage a corporate culture that emphasizes high quality performance and service to customers, employees and business partners and values service to the community

     - Pursue growth through selective acquisitions

Using our proven strengths and capabilities, we pursue the following strategies to continue our earnings and asset growth:

Expand into new markets, industries and products building on our market leadership positions
We have developed a broad array of strategic business units, many of which are recognized as leaders in the markets they serve. These businesses have broad geographic reach throughout the U.S. and utilize multiple distribution channels. We seek further growth and profitability by:

     - Adding manufacturer and dealer/distributor relationships

     - Expanding our sales forces and marketing reach

     - Adding complementary products

     - Entering new markets that complement our existing strengths and capabilities

Maintain "best in class" credit quality and a strong balance sheet
We have demonstrated the effectiveness of our credit risk management system and strong credit culture. From 1990 through 1997, including the 1991-1992 economic recession, net credit losses averaged 0.70% of average finance receivables. The following factors contributed to this strong performance:

     - Sophisticated systems and policies that identify target markets and acceptable risk criteria for each market

     - Decentralized credit approval authorities capable of responding quickly to shifting customer needs and changing economic and market conditions

     - Oversight systems that monitor credits from origination throughout the entire lending cycle

In addition, we adjust our pricing to achieve higher yields to compensate for greater risks. We believe that our strong credit risk management system and credit culture will continue to support long-term profitable asset growth.

Grow the consumer business
We believe that opportunities exist to grow our consumer assets and earnings by:

     - Improving our market presence and "brand name" recognition in consumer finance

     - Leveraging our existing capabilities and expertise

Improve our profitability by streamlining operations and investing in technology We seek to become a low cost producer by building scale in businesses in which we have significant positions. We believe that we already have a competitive advantage as a low cost producer in our factoring and equipment financing and leasing businesses. We intend to maintain our focus on expense control and efficiency through continuous process improvement and technology investments. We believe the existing infrastructure of most of our strategic business units can support further growth.

Acquire portfolios and businesses that add to our existing capabilities and complement our core strengths
Over the past few years, we have acquired various businesses and portfolios of finance receivables. We have successfully integrated these acquired assets, operations and personnel. We intend to continue to actively pursue strategic acquisition opportunities that we believe will enhance growth and profitability.

Our principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 536-1390.

                                  THE OFFERING

CLASS A COMMON STOCK
OFFERED(1)......................    49,000,000 shares of Class A Common Stock

COMMON STOCK OUTSTANDING AFTER
  THE OFFERING(2)(3)............    162,537,579 shares of Class A Common Stock

OVER-ALLOTMENT OPTION...........    7,350,000 shares of Class A Common Stock

SELLING STOCKHOLDER.............    The Dai-Ichi Kangyo Bank, Limited. See
                                    "Relationship with DKB."

USE OF PROCEEDS.................    We will not receive any proceeds from the
                                    sale of the Class A Common Stock in this offering.

RECENT DIVIDEND.................    We declared a dividend on October 13, 1998
                                    of $.10 per share payable on November 30, 1998, to stockholders of record on November
                                    11, 1998. Purchasers of Class A Common Stock in this offering will not be entitled to receive that dividend.

NEW YORK STOCK EXCHANGE ("NYSE")
  TRADING SYMBOL................    "CIT"
---------------
(1) Excludes up to 7,350,000 shares of Class A Common Stock subject to an over-allotment option granted by the Selling Stockholder to the Underwriters. See "Underwriting."

(2) Includes 921,379 shares of restricted Class A Common Stock and excludes options to purchase 3,915,524 shares of Class A Common Stock. Also excludes an additional 7,379,173 shares of Class A Common Stock reserved for future issuance under employee benefit plans.

(3) At the closing of this offering, The Dai-Ichi Kangyo Bank, Limited will convert all of its Class B Common Stock into an identical number of shares of Class A Common Stock, which will then be the only class of Common Stock outstanding.

              RELATIONSHIP WITH THE DAI-ICHI KANGYO BANK, LIMITED

The Dai-Ichi Kangyo Bank, Limited and a wholly-owned subsidiary ("DKB") hold in the aggregate 126,000,000 shares of Class B Common Stock, which represents approximately 94% of the combined voting power and approximately 77% of the economic interest of all the outstanding Common Stock. At the closing of this offering, DKB will convert all of its Class B Common Stock into an identical number of shares of Class A Common Stock, which will then be the only class of Common Stock outstanding. We will not issue any Class B Common Stock in the future. After this offering, DKB will own 77,000,000 of the outstanding shares of Common Stock, which will represent approximately 47% of the voting power and economic interest of the outstanding Common Stock. DKB will continue to be our largest stockholder and will be able to exercise significant influence over us.

DKB is not under any obligation to retain its remaining interest, except that DKB has agreed not to sell or otherwise dispose of any shares of Class A Common Stock for 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc.

We have entered into an agreement with DKB pursuant to which we have agreed not to engage in any activities or enter into any transactions without obtaining approvals or giving notices required of DKB under applicable U.S. and Japanese banking laws. DKB has in the past and may in the future enter into agreements and business transactions with us. Our Amended and Restated Certificate of Incorporation includes certain provisions relating to our relationship with DKB. For more information about our relationship with DKB, see "Relationship with DKB," "Business -- Regulation" and "Description of Capital Stock -- Certain Certificate of Incorporation and By-Law Provisions -- Corporate Opportunities."

                                  RISK FACTORS

You should carefully consider the following risks as well as the other information contained or incorporated by reference in this Prospectus before purchasing the Class A Common Stock.

ECONOMIC FACTORS

Risk of Economic Slowdown or Downturn
Our results of operations and financial position are affected by various economic factors. When economic conditions are unfavorable, we may be unable to originate new business or maintain credit quality at levels previously attained. During those periods, our net finance income may decrease and our non-performing assets and loan charge-offs may increase. We may be unable to grow at the rate that we have experienced in recent years.

We expect that our consumer business will grow more rapidly than our commercial business. As our consumer business becomes a larger part of our overall business mix, we will become more susceptible to economic factors that adversely affect consumers.

We are also subject to industry-specific economic factors. At September 30, 1998, 9.9% of our total financing and leasing assets related to commercial airlines obligations, 9.6% related to obligations of retailers, 9.3% related to home equity obligations and 8.4% related to construction obligations. Our results could suffer materially during an economic slowdown or downturn in these industries or markets.

We maintain a consolidated reserve for credit losses on finance receivables in an amount which we believe will provide adequate protection against potential credit losses. This reserve could be insufficient if adverse economic conditions cause declines in the realizable value of certain of our collateral or in the value of equipment subject to lease agreements. Similarly, those conditions may impair our ability to re-lease or remarket our leased equipment and fully realize the value at which we carry our leased assets and/or estimated lease residual values on our books. See "-- Leasing Transactions and Equipment Risk" and "-- Reserve for Credit Losses."

Interest Rate Risk
A decrease in interest rates could accelerate the prepayment rates of our owned and serviced finance receivables. Market interest rates have dropped significantly during 1998. As a consequence, we may experience higher prepayment rates on our owned and serviced finance receivables. A significant increase in prepayment rates could materially adversely affect our financial results.

Conversely, if market interest rates increase significantly, or there is the perception that an increase may occur, then borrower demand could decrease. This would impair our ability to originate new finance receivables and to grow.

Changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) could affect the interest rates that we charge differently than the interest rates that we pay. Any such change could result in an increase in our interest expense relative to our finance income. An increase in market interest rates also could materially impair the ability of our floating-rate borrowers to meet their higher payment obligations, which could result in an increase in defaults (creating non-performing assets) and in net credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Management -- Asset/Liability Management -- Interest Rate Risk Management."

LEASING TRANSACTIONS AND EQUIPMENT RISK

We lease various types of equipment to customers through two distinct types of transactions: direct financing leases and operating leases. A direct financing lease passes substantially all of the risks and rewards of owning the related equipment to the customer. Lease payments during the initial term of a direct financing lease cover approximately 90% of the underlying equipment's cost at the inception of the lease. The duration of an operating lease, however, is shorter relative to the equipment's useful life. We bear greater risk in operating leases that we may not be able to remarket the equipment on terms that will allow us to fully recover our investment.

The realization of direct financing lease residual values and of operating lease equipment values are important elements of our leasing business. We record residual values for direct financing leasing transactions based upon our estimates of future value of the equipment at the expected disposition date. We derive these estimates from, among other things, market information on sales of used equipment, appraisals, and projected obsolescence trends. We also record periodic depreciation expense on equipment purchased for operating lease transactions based upon estimates of the equipment's useful life and the future value of the equipment at the end of this life. Because these estimates involve uncertainties, they may prove to be incorrect. At September 30, 1998, our finance leases had a recorded value of $4.6 billion, including estimated residual values of $917.4 million, and our operating lease equipment had a book value of $2.4 billion, net of depreciation. If we do not realize these values, our financial results could suffer materially.

RESERVE FOR CREDIT LOSSES

We maintain a consolidated reserve for credit losses on finance receivables at an amount that we believe will cover any potential credit losses. Our consolidated reserve for credit losses reflects management's judgment of the loss potential, including the following:

          - the nature and financial characteristics of obligors

          - economic conditions and trends

          - charge-off experience

          - delinquencies

          - the value of underlying collateral

          - the existence of guarantees or recourse to dealers and manufacturers

We cannot be certain that our consolidated reserve for credit losses will be adequate over time to cover credit losses in our portfolio. Our consolidated reserve for credit losses could prove to be inadequate because of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets, or if credit losses arising out of our rapidly growing consumer portfolio exceed those anticipated by us. Our financial results could suffer if that inadequacy is material. See "-- Economic Factors -- Risk of Economic Slowdown or Downturn" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIQUIDITY AND CAPITAL RAISING

Our primary sources of funds are cash flow from operations, commercial paper borrowings, medium-term notes, other term debt securities and asset-backed securitizations. At

September 30, 1998, our commercial paper borrowings were $7.1 billion and amounts due on term debt within one year were $4.9 billion.

Our credit ratings could be downgraded because of an economic slowdown or downturn, a significant change in interest rates or other events leading to or potentially leading to a deterioration in our financial condition. If our credit ratings were downgraded, our interest expense would increase and our ability to access the commercial paper or public or private debt markets could be adversely impacted. This would adversely impact our results of operations or financial position. If we are unable to access other sources of funds, there is no certainty that our committed revolving bank credit lines would provide adequate liquidity or that our banks would renew their bank credit lines.

We fund our operations independently of DKB and believe our business is not necessarily closely related to the business of and the outlook for DKB. However, there can be no assurance that a future downgrading of DKB's credit ratings would not have an adverse impact on our credit ratings. Therefore, as long as DKB maintains a significant interest in CIT, a deterioration in the financial condition of DKB could result in an increase in our borrowing costs and could impair our access to the public and private capital markets.

RELATIONSHIP WITH DKB

After this offering, DKB will beneficially own approximately 47% of the outstanding Common Stock and will continue to be our largest stockholder. DKB will be able to exercise a significant influence over us, including determinations such as:

          - mergers or other business combinations

          - the issuance of any additional Common Stock or other equity securities

          - the payment of dividends with respect to the Common Stock

          - matters that might be favorable to DKB

See "-- Liquidity and Capital Raising."

Ownership interests of our directors or officers in common stock of DKB or service as a director or officer or other employee of both CIT and DKB could create or appear to create potential conflicts of interest. Our Amended and Restated Certificate of Incorporation includes certain provisions relating to the allocation of business opportunities that may be suitable for both DKB and us. We have agreed with DKB not to engage in any activities or enter into any transactions without obtaining approvals or giving notices required of DKB under applicable U.S. and Japanese banking laws. See "Relationship with DKB" and "Description of Capital Stock -- Certain Certificate of Incorporation and By-Law Provisions -- Corporate Opportunities."

REGULATION

We are subject to federal and state regulation and supervision. Such regulation and supervision are primarily for the benefit and protection of our customers, and not for the benefit of investors. Such regulation and supervision affect the operation of our businesses. For example, state laws often establish maximum allowable finance charges for certain consumer and commercial loans. If we do not comply with applicable law, we could have our license to do business revoked or suspended. We also could be adversely affected by the adoption of new laws or regulations or by changes to existing laws and regulations or their interpretation.

As long as DKB owns more than 25% of any class of our voting stock or otherwise controls our management or operations, we will be subject to examination and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Under certain circumstances, the Federal Reserve's approval is required in order to engage in new activities or to make acquisitions. When such approval is required, DKB will need to submit an application to the Federal Reserve, on our behalf. That application would need to contain extensive information both about the proposed activity or acquisition and about the financial condition and operations of DKB and us. The Federal Reserve, in reviewing any such application, must be satisfied that the new activity or acquisition is closely related to banking. In addition, the Federal Reserve has increased its scrutiny of some foreign banking businesses engaged in U.S. activities, including Japanese banks. We cannot be certain that we will be able to obtain Federal Reserve approval, where required, for new activities or acquisitions. See "Business -- Regulation."

COMPETITION

Our markets are highly competitive and are characterized by factors that vary based upon product and geographic region. In recent years, an improving economy and growing marketplace liquidity have increased competition. The markets for most of our products are characterized by a large number of competitors. However, with respect to some of the Company's products, competition is more concentrated.

Our competitors include other finance companies, commercial banks and thrift institutions, industrial banks, leasing companies, insurance companies, manufacturers and vendors. On a local level, we compete with community banks and smaller finance and mortgage companies. Some of our competitors have substantial local market positions that are stronger than ours. Many of our competitors have substantial capital and technological and marketing resources. Some of these competitors are larger than we are and may have access to capital at a lower cost than we do.

Some of our competitors are not related to bank holding companies and are not limited by the regulations governing those institutions. These competitors may engage in a broader range of activities than we can, including, for example, short-term equipment rental and servicing.

We compete primarily on the basis of pricing, terms and structure. From time to time, our competitors seek to compete aggressively on the basis of these factors. We may lose market share if we are unwilling to match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms or structure, we may experience lower net finance income and/or increased credit losses.

LIMITATIONS UPON PAYMENT OF DIVIDENDS

As a holding company, our ability to pay dividends to stockholders depends primarily upon our receipt of dividends and other distributions from our subsidiaries. Our right to participate in any distribution upon a subsidiary's liquidation or reorganization or otherwise (and the ability of holders of the Class A Common Stock to benefit from such distribution) may be subject to the prior claims of creditors of that subsidiary. As of September 30, 1998, our subsidiaries had approximately $2.6 billion of indebtedness and other liabilities.

We believe that maintaining our debt to equity ratio within certain parameters is an important factor in maintaining our existing credit ratings. Accordingly, we may limit our payment of dividends in order to allow for portfolio growth and to maintain debt to equity ratios within parameters we consider appropriate.

Our Board of Directors must decide whether we will pay dividends. That decision will depend upon, among other things, general business conditions, our financial results, contractual, legal and regulatory restrictions and our credit ratings.

SHARES ELIGIBLE FOR FUTURE SALE

After this offering, DKB may sell any and all of its shares of Class A Common Stock, subject to applicable federal securities laws and the restrictions summarized below. We have granted DKB, its subsidiaries and certain transferees registration rights enabling such persons to demand the registration for sale under the federal securities laws of shares of Class A Common Stock. See "Relationship with DKB -- Registration Rights Agreement."

Under Rule 144 under the Securities Act, DKB will be entitled to sell, within any three-month period, a number of shares of Class A Common Stock that does not exceed the greater of one percent (1%) of the total number of outstanding shares of Class A Common Stock being sold or the average weekly reported trading volume of Class A Common Stock during the four calendar weeks preceding such sale.

Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of Class A Common Stock. DKB has agreed not to sell or otherwise dispose of any shares of Class A Common Stock for 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. See "Underwriting" and "Relationship with DKB." DKB is not under any other obligation to retain its remaining interest.

YEAR 2000 ISSUES

Institutions around the world are reviewing and modifying their computer systems to ensure they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors with date-based functions (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19". Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare or sort using the incorrect date may malfunction.

Because we are dependent upon the proper functioning of computer systems, failure of our systems or vendor systems to be Year 2000 compliant could have a material adverse effect on us. Failure of this kind could, for example, result in:

        - difficulties in completing credit transactions

        - problems with collecting or processing payments

        - incomplete or inaccurate accounting or reporting

        - generation of erroneous results

If not remedied, potential risks include business interruption, slowdown or shutdown, financial loss, regulatory actions, reputational harm and legal liability.

In addition, we depend upon the proper functioning of third-party computer and non-information technology systems. These third parties include our borrowers, obligors, banks, investment banks, investors, vendors, manufacturers, landlords and suppliers of telecommunication services and other utilities. We have been communicating with those parties with whom we have important financial, supplier or operational relationships to determine the extent to which they are vulnerable to the Year 2000 issue. As part of the process of evaluating our options and attempting to mitigate third party risks, we are collecting and analyzing information from third parties.

If third parties with whom we interact have material Year 2000 problems that are not remedied, we could experience serious problems, including the following:

        - losses and lost business due to a material adverse effect of Year 2000 on these parties and inability to obtain or exchange information necessary to extend credit to or compute amounts due from existing obligors

        - inability to access capital markets and resulting cash management problems and liquidity stress

        - inability to access or effectively use facilities

        - failure of equipment to function properly

        - disruption of important services on which we depend, such as telecommunications and other utilities

We have implemented a Year 2000 project to prepare our computer systems to be Year 2000 compliant. We expect to complete substantially all Year 2000 remediation and testing by the end of the first quarter of 1999. We currently estimate that the total cost of implementing our Year 2000 project will be approximately $8 million, of which approximately $5 million had been incurred at September 30, 1998. Our Year 2000 project may not be effective or our estimates about the timing and cost of completing our project may not be accurate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated in this Prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements are included, for example, in the discussions about:

        - our strategy

        - our liquidity

        - our credit risk management

        - our asset/liability risk management

        - our operational and legal risks

        - our consumer business

        - Year 2000 issues

        - how we may be affected by certain legal proceedings

These statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The following table sets forth the high and low last reported sale prices for the Class A Common Stock on the NYSE for the periods indicated and the cash dividends paid per share of Class A Common Stock in each quarter.

                                               ---------------------------
                                               HIGH      LOW     DIVIDENDS
                                               ----      ---     ---------
1997
  Fourth Quarter.............................  $32 5/8  $29 3/4      (1)

1998
  First Quarter..............................  $33      $29 7/16     (1)
  Second Quarter.............................  $37 1/2  $31 1/4    $.10
  Third Quarter..............................  $36 1/4  $25 3/8    $.10
  Fourth Quarter (through November 12,
     1998)...................................  $28 13/16 $19 1/8   $.10

---------------
(1) No dividends were paid to holders of the Class A Common Stock.

The number of stockholders of record of Class A Common Stock on November 6, 1998 was 122, representing approximately 13,300 beneficial owners. For the last sale price of the Class A Common Stock as of a recent date, see the cover of this Prospectus.

On October 13, 1998, our Board of Directors declared a dividend of $.10 per share of Class A Common Stock payable on November 30, 1998, to stockholders of record on November 11, 1998. Purchasers of shares of Class A Common Stock in this offering will not be entitled to receive that dividend.

                         SELECTED FINANCIAL INFORMATION

The results of operations for the nine months ended September 30, 1998 and 1997 and the balance sheet data as of September 30, 1998 and 1997 presented below were derived from the unaudited consolidated financial statements of the Company included in this Prospectus. The results of operations for each of the years in the three-year period ended December 31, 1997 and the balance sheet data as of December 31, 1997 and 1996 presented below were derived from the audited consolidated financial statements of the Company and notes included in this Prospectus. The results of operations for each of the years in the two-year period ended December 31, 1994 and the balance sheet data as of December 31, 1995, 1994 and 1993 presented below were derived from the audited consolidated financial statements and the related notes not included or incorporated by reference in this Prospectus. The data presented below should be read in conjunction with the consolidated financial statements and the related notes included or incorporated by reference in this Prospectus. Results for the nine-month period ended September 30, 1998 are not necessarily indicative of operating results that may be expected for a full year.

                                 ----------------------------------------------------------------------------
                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,
                                 -----------------     ------------------------------------------------------
Dollars in millions,              1998       1997        1997         1996        1995       1994       1993
except per share data            ------     ------     --------     --------     ------     ------     ------
RESULTS OF OPERATIONS
Net finance income.............  $715.2     $658.3     $  887.5     $  797.9     $697.7     $649.8     $603.9
Operating revenue..............   911.3      902.3(1)   1,193.3(1)   1,042.0      882.4      824.2      737.7
Salaries and general operating
  expenses.....................   311.0      314.1        428.4        393.1      345.7      337.9      282.2
Provision for credit losses....    75.0       91.8        113.7        111.4       91.9       96.9      104.9
Net income.....................   251.5      239.1        310.1        260.1      225.3      201.1      182.3
Net income per diluted share...    1.54       1.51         1.95         1.64       1.43       1.28       1.16

                                 ---------------------------------------------------------------------------------
                                   AT SEPTEMBER 30,                           AT DECEMBER 31,
                                 ---------------------   ---------------------------------------------------------
                                   1998        1997        1997        1996        1995        1994        1993
Dollars in millions              ---------   ---------   ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA
Finance receivables:
Commercial.....................  $15,549.6   $14,603.4   $14,054.9   $13,757.6   $13,451.5   $12,821.2   $11,185.2
Consumer.......................    3,975.4     3,344.9     3,664.8     3,239.0     2,344.0     1,973.2     1,438.9
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total finance receivables......  $19,525.0   $17,948.3   $17,719.7   $16,996.6   $15,795.5   $14,794.4   $12,624.1
Reserve for credit losses......      257.9       233.3       235.6       220.8       206.0       192.4       169.4
Operating lease equipment,
  net..........................    2,395.0     1,675.7     1,905.6     1,402.1     1,113.0       867.9       751.9
Total assets...................   23,510.4    20,854.3    20,464.1    18,932.5    17,420.3    15,959.7    13,725.0
Commercial paper...............    7,079.1     6,168.7     5,559.6     5,827.0     6,105.6     5,660.2     6,516.1
Variable-rate senior notes.....    3,575.0     3,461.5     2,861.5     3,717.5     3,827.5     3,812.5     1,686.5
Fixed-rate senior notes........    6,953.0     5,659.6     6,593.8     4,761.2     3,337.0     2,619.4     2,389.0
Subordinated fixed-rate
  notes........................      200.0       300.0       300.0       300.0       300.0       300.0       200.0
Company-obligated mandatorily
  redeemable preferred
  securities of subsidiary
  trust holding solely
  debentures of the Company....      250.0       250.0       250.0          --          --          --          --
Stockholders' equity...........    2,639.6     2,242.7     2,432.9     2,075.4     1,914.2     1,793.0     1,692.2

                                 ------------------------------------------------------------------------------------
                                     AT OR FOR THE
                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                                 ----------------------   -----------------------------------------------------------
                                   1998         1997        1997        1996         1995         1994        1993
                                 ---------   ----------   ---------   ---------    ---------    ---------   ---------
SELECTED DATA AND RATIOS
PROFITABILITY(2)
Net interest margin as a
  percentage of AEA(3).........       4.78%        4.87%       4.87%       4.82%        4.54%        4.77%       4.93%
Return on average stockholders'
  equity.......................       13.2%        14.7%(6)      14.0%(6)      13.0%      12.1%      11.5%       11.0%
Return on AEA(3)...............       1.68%        1.77%(6)      1.70%(6)      1.57%      1.46%      1.48%       1.49%
Ratio of earnings to fixed
  charges......................       1.49x        1.53x       1.51x       1.49x        1.44x        1.52x       1.60x
Salaries and general operating
  expenses as a percentage of
  AMA(4).......................       1.86%        2.11%(6)      2.16%(6)      2.22%      2.16%      2.44%       2.28%
Efficiency Ratio(5)............       40.1%        40.1%(6)      41.6%(6)      42.7%      43.1%      44.5%       40.4%
CREDIT QUALITY
60+ days contractual
  delinquency as a percentage
  of finance receivables.......       1.67%        1.60%       1.67%       1.72%        1.67%        1.20%       1.71%
Net credit losses as a
  percentage of average finance
  receivables(2)...............       0.42%        0.63%       0.59%       0.62%        0.50%        0.61%       0.77%
Reserve for credit losses as a
  percentage of finance
  receivables..................       1.32%        1.30%       1.33%       1.30%        1.30%        1.30%       1.34%
Ratio of reserve for credit
  losses to trailing 12 months
  net credit losses............       3.27x        2.12x       2.33x       2.18x        2.67x        2.29x       1.79x
LEVERAGE
Total debt to stockholders'
  equity and Company-obligated
  mandatorily redeemable
  preferred securities of
  subsidiary trust holding
  solely debentures of the
  Company......................       6.16x        6.25x       5.71x       7.04x        7.09x        6.91x       6.38x
Total debt to stockholders'
  equity(7)....................       6.84x        7.06x       6.40x       7.04x        7.09x        6.91x       6.38x
OTHER
Total managed assets (in
  millions)(8).................  $25,423.9   $ 22,256.6   $22,344.9   $20,005.4    $17,978.6    $16,072.1   $13,723.6
Employees......................      3,179        3,000       3,025       2,950        2,750        2,700       2,400

---------------
(1) Includes a gain of $58.0 million on the sale of an equity interest acquired in connection with a loan workout.

(2) Excluding the ratio of earnings to fixed charges and the efficiency ratio, nine month data and ratios calculated on an annualized basis.

(3) "AEA" means the average of financial receivables, operating lease equipment, consumer finance receivables held for sale and certain investments, less credit balances of factoring clients.

(4) "AMA" means average earning assets plus the average of consumer finance receivables previously securitized and currently managed by the Company.

(5) Efficiency ratio reflects the ratio of salaries and general operating expenses to the sum of operating revenue, less depreciation of operating lease equipment and minority interest in subsidiary trust holding solely debentures of the Company.

(6) Excluding a gain of $58.0 million on the sale of an equity interest acquired in a loan workout and certain nonrecurring expenses, (i) the return on average stockholders' equity would have been 13.0% for the nine months ended September 30, 1997 and 13.1% for the year ended December 31, 1997, (ii) the return on AEA would have been 1.56% for the nine months ended September 30, 1997 and 1.58% for the year ended December 31, 1997, (iii) the efficiency ratio would have been 42.0% for the nine months ended September 30, 1997 and for the year ended December 31, 1997 and (iv) salaries and general operating expenses as a percentage of AMA would have been 2.05% for the nine months ended September 30, 1997 and 2.06% for the year ended December 31, 1997.

(7) Total debt includes, and stockholders' equity excludes, $250.0 million of Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company issued in February 1997.

(8) "Managed assets" include (i) financing and leasing assets and (ii) off-balance sheet consumer finance receivables previously securitized and currently managed by the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes to be relevant to understanding the Company's consolidated financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the related notes contained in the Company's consolidated financial statements included or incorporated by reference in this Prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors that may cause actual results to differ materially from such forward-looking statements, see "Risk Factors." See also "-- Risk Management" for certain factors that have in the past and may in the future affect the financial performance of the Company.

The Company's commercial segment includes equipment financing and leasing, factoring and commercial finance. The Company's consumer segment includes consumer finance and sales financing. The Company entered the home equity lending business in late 1992 and the recreational boat market in 1993. The Company has been growing the assets of its consumer segment at a faster rate than that of its commercial segment. The contribution of the Company's consumer segment to its profitability is significantly lower in relation to such segment's financing and leasing assets than that of the commercial segment. The Company needs to continue growing its consumer portfolio to achieve further economies of scale.

NINE MONTHS ENDED SEPTEMBER 30, 1998 VS. NINE MONTHS ENDED SEPTEMBER 30, 1997

Overview
Net income for the nine month period ended September 30, 1998 totaled $251.5 million and $239.1 million for the comparable 1997 period. The nine month period ended September 30, 1997 included a nonrecurring $58 million pretax gain on the sale of an equity interest acquired in a loan workout and certain nonrecurring expenses. Excluding these items, net income for the 1997 period was $210.4 million and earnings per diluted share increased 15.8% to $1.54 from $1.33. The improvements in 1998 earnings resulted from growth in revenues from a higher level of financing and leasing assets, lower net credit losses, and improvements in operating efficiency.

Return on average earning assets ("AEA") was 1.68% for the nine months ended September 30, 1998 compared to 1.77% for the same period in 1997. Excluding the 1997 nonrecurring items, return on AEA for the nine months ended September 30, 1997 was 1.56%. Return on equity for the first nine months of 1998 was 13.19% compared to 14.72% for the same 1997 period. Excluding the 1997 nonrecurring items, return on equity for the first nine months of 1997 was 13.01%.

Managed assets, comprised of financing and leasing assets and consumer finance receivables previously securitized and currently managed by the Company, increased 13.8% to a record $25.4 billion at September 30, 1998, from $22.3 billion at December 31, 1997. Financing and leasing assets totaled a record $22.8 billion at September 30, 1998, an increase of 14.4% from $20.0 billion at December 31, 1997.

Net Finance Income
A comparison of 1998 and 1997 net finance income is set forth below.

                                      ---------------------------------------------
                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,              INCREASE
                                      ----------------------    -------------------
                                        1998         1997        AMOUNT     PERCENT
                                      ---------    ---------    --------    -------
Dollars in millions
Finance income......................  $ 1,481.4    $ 1,352.0    $  129.4      9.6%
Interest expense....................      766.2        693.7        72.5     10.5
                                      ---------    ---------    --------     ----
Net finance income..................      715.2        658.3        56.9      8.6
                                      =========    =========    ========     ====
AEA.................................  $19,946.7    $18,029.8    $1,916.9     10.6%
                                      =========    =========    ========     ====
Net finance income as a % of AEA....       4.78%        4.87%
                                      =========    =========

Finance income for the nine month period ended September 30, 1998 increased $129.4 million or 9.6% from the comparable 1997 period. As a percentage of AEA, finance income (excluding interest income relating to short-term interest-bearing deposits) was 9.76% for the nine month period ended September 30, 1998 and 9.91% for the comparable period in 1997.

The following table sets forth the commercial and consumer segments of finance income as a percentage of AEA.

                                             ------------------
                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,
                                             ------------------
                                              1998       1997
                                             -------    -------
Commercial.................................   9.92%      10.03%
Consumer...................................   9.32%       9.51%

The decline in the commercial segment finance income as a percentage of commercial AEA for the nine months ended September 30, 1998 reflects the 1998 decline in market interest rates and the highly competitive marketplace. The decline in the consumer segment finance income as a percentage of consumer AEA for the nine months ended September 30, 1998 reflects lower 1998 market interest rates and the sale of certain higher yielding high loan-to-value loans (with higher credit risk characteristics) during the second quarter of 1997.

Interest expense for the nine month period ended September 30, 1998 increased $72.5 million or 10.5% from the same period in 1997. As a percentage of AEA, interest expense (excluding interest expense relating to short-term interest-bearing deposits and dividends related to the Company's preferred capital securities) for the nine month period ended September 30, 1998 decreased to 4.98% from 5.04% for the comparable period of 1997.

The Company seeks to mitigate interest rate risk by matching the repricing characteristics of its assets with its liabilities. This strategy is, in part, accomplished through the use of interest rate swaps. A comparative analysis of the weighted average principal outstanding and interest rates paid on the Company's debt for the nine month periods ended September 30, 1998 and 1997, before and after giving effect to interest rate swaps, is shown in the following table.

                                           --------------------------------------
                                            NINE MONTHS ENDED SEPTEMBER 30, 1998
                                           --------------------------------------
                                             BEFORE SWAPS          AFTER SWAPS
                                           -----------------    -----------------
Dollars in millions
Commercial paper and variable rate senior
  notes..................................  $ 9,343.8    5.62%   $ 6,756.0    5.57%
Fixed rate senior and subordinated
  notes..................................    7,062.7    6.35      9,650.5    6.43
                                           ---------            ---------
Composite................................  $16,406.5    5.93%   $16,406.5    6.08%
                                           =========            =========

                                           --------------------------------------
                                            NINE MONTHS ENDED SEPTEMBER 30, 1997
                                           --------------------------------------
                                             BEFORE SWAPS          AFTER SWAPS
                                           -----------------    -----------------
Commercial paper and variable rate senior
  notes..................................  $ 9,726.8    5.59%   $ 6,419.9    5.52%
Fixed rate senior and subordinated
  notes..................................    5,212.4    6.54      8,519.3    6.51
                                           ---------            ---------
Composite................................  $14,939.2    5.92%   $14,939.2    6.09%
                                           =========            =========

The Company's interest rate swaps principally convert floating rate debt to fixed interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes. The weighted average composite rate after swaps increased from the before swaps composite interest rate in each period, primarily because a larger proportion of the Company's debt, after giving effect to interest rate swaps, was subject to a fixed interest rate. However, the weighted average interest rates before swaps do not necessarily reflect the interest expense that would have been incurred had the Company chosen to manage interest rate risk without the use of such swaps.

Fees and Other Income
Fees and other income totaled $196.1 million for the nine months ended September 30, 1998, an increase of $10.1 million (5.4%) over the comparable 1997 period. This increase reflects higher servicing and commercial fee based business and gains on the sale of equipment coming off lease, partially offset by lower securitization gains. The following table sets forth the components of fees and other income.

                                                             ------------------
                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                              1998        1997
                                                             ------      ------
Dollars in millions
Factoring commissions......................................  $ 70.4      $ 69.4
Fees and other income......................................    69.0        53.8
Gains on sales of leasing equipment........................    35.2        27.0
Gains on securitizations...................................    12.5        23.8
Gains on sales of venture capital investments..............     9.0        12.0
                                                             ------      ------
                                                             $196.1      $186.0
                                                             ======      ======

1997 Gain on Sale of Equity Interest Acquired in Loan Workout
The Company originated a loan in the 1980's to a telecommunications company that subsequently went into default. Pursuant to a workout agreement, the stock of that company was transferred to the Company and a co-lender. In 1991, the Company received all amounts due and retained an equity interest in such telecommunications company, which was sold in the second quarter of 1997 for a pretax gain to the Company of $58.0 million.

Salaries and General Operating Expenses
For the nine month period ended September 30, 1998, salaries and general operating expenses decreased by $3.1 million or 1.0% to $311.0 million from $314.1 million in the comparable 1997 period. Included in the nine months ended September 30, 1997 are certain nonrecurring expenses relating to a long-term incentive plan ("LTIP") and a provision for vacant leased office space. The LTIP was subsequently terminated in connection with the Company's 1997 fourth quarter public common stock offering and was replaced with a stock-based compensation plan. Excluding these nonrecurring expenses, salaries and general operating expenses increased 2.3% to $311.0 million.

Management monitors productivity via the efficiency ratio and the ratio of salaries and general operating expenses to average managed assets ("AMA"). These ratios, excluding the 1997 nonrecurring pretax gain and expenses previously described, are set forth in the following table.

                                                       ------------------
                                                       NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                                       ------------------
                                                       1998         1997
                                                       -----        -----
Efficiency ratio.....................................  40.1%        42.0%
Salaries and general operating expenses as a
  percentage of AMA..................................  1.86%        2.05%

The improvement in the ratios reflects the ability of the Company to leverage its existing infrastructure and the success of continuing productivity initiatives.

Reserve and Provision for Credit Losses/Credit Quality
The reserve for credit losses is periodically reviewed for adequacy considering economic conditions, collateral values and credit quality indicators, including chargeoffs, past due loans, and nonperforming assets. The reserve increased, principally due to growth in the finance receivable portfolio, by $22.3 million to $257.9 million (1.32% of finance receivables) at September 30, 1998 from $235.6 million (1.33% of finance receivables) at December 31, 1997. The ratio of the consolidated reserve for credit losses to trailing twelve-month net credit losses increased to 3.27 times at September 30, 1998 from 2.33 times at December 31, 1997.

The provision for credit losses declined from the corresponding 1997 period primarily due to lower net commercial credit losses. The provision for credit losses for the nine months ended September 30, 1998 was $75.0 million, down from $91.8 million for the same period of 1997. For the nine months ended September 30, 1998, net credit losses declined to $58.0 million from $80.1 million for the same period of 1997. Net commercial credit losses declined in 1998 as a result of lower chargeoffs and higher recoveries.

The following table sets forth commercial and consumer segment net credit losses.

                       --------------------------------------------------------------
                                      NINE MONTHS ENDED SEPTEMBER 30,
                                   1998                             1997
                       -----------------------------    -----------------------------
                       TOTAL   COMMERCIAL   CONSUMER    TOTAL   COMMERCIAL   CONSUMER
                       -----   ----------   --------    -----   ----------   --------
Dollars in millions
Net credit losses....  $58.0        $26.1      $31.9    $80.1        $53.4      $26.7
Net credit losses as
  a percentage of
  average finance
  receivables,
  excluding consumer
  finance receivables
  held for sale
  (annualized).......   0.42%        0.24%      1.12%    0.63%        0.52%      1.11%

As a percentage of average consumer managed finance receivables, consumer net credit losses were 0.89% for the first nine months of 1998, relatively unchanged from the same period in 1997.

Past Due and Nonperforming Assets
The following table sets forth certain information concerning past due and total nonperforming assets (and the related percentages of finance receivables) at September 30, 1998 and December 31, 1997.

                                                --------------------------------
                                                      AT                AT
                                                SEPTEMBER 30,      DECEMBER 31,
                                                     1998              1997
                                                --------------    --------------
Dollars in millions
Finance receivables, past due 60 days or more
  Commercial..................................  $195.2    1.26%   $168.9    1.20%
  Consumer....................................   131.3    3.30     127.7    3.48
                                                ------    ----    ------    ----
       Total..................................  $326.5    1.67%   $296.6    1.67%
                                                ======    ====    ======    ====
Total nonperforming assets
  Commercial..................................  $145.6    0.94%   $105.5    0.75%
  Consumer....................................   116.3    2.92     101.9    2.78
                                                ------    ----    ------    ----
       Total..................................  $261.9    1.34%   $207.4    1.17%
                                                ======    ====    ======    ====

Total nonperforming assets include both commercial and consumer finance receivables on nonaccrual status and assets received in satisfaction of loans.

Operating Lease Equipment
The operating lease equipment portfolio was $2.4 billion at September 30, 1998, up 25.7% from December 31, 1997 and up 42.9% from September 30, 1997. This growth was primarily in rail transport and commercial aircraft equipment. Depreciation for the nine month period ended September 30, 1998 was $121.4 million, up from $108.3 million for the same period in 1997 due to growth in the portfolio.

From time to time, financial or operational difficulties may adversely affect future payments to the Company relating to certain operating lease equipment. At September 30, 1998, operators of certain aircraft assets and operations at an oil refinery were subject to such difficulties. The approximate aggregate carrying value of these assets was $47.9 million. The Company does not believe these difficulties will have a material adverse effect on its consolidated financial position or results of operations.

Income Taxes
The effective income tax rates for the nine month periods ended September 30, 1998 and 1997 were 35.4% and 36.5%, respectively. The decrease in the effective tax rate was a result of lower state and local income taxes.

Financing and Leasing Assets
Since December 31, 1997, managed assets grew $3,079.0 million (13.8%) to $25.4 billion. Financing and leasing assets increased $2,877.7 million (14.4%) to $22.8 billion, as presented in the following table.

                                  --------------------------------------------------------
                                         AT                 AT                CHANGE
                                   SEPTEMBER 30,       DECEMBER 31,     ------------------
                                        1998               1997          AMOUNT    PERCENT
                                  ----------------   ----------------   --------   -------
Dollars in millions
COMMERCIAL
Equipment Financing and Leasing
Equipment Financing
  Finance receivables...........     $ 8,060.3          $ 7,403.4       $  656.9      8.9%
  Operating lease equipment,
     net........................         676.7              623.8           52.9      8.5
                                     ---------          ---------       --------    -----
Total Equipment Financing.......       8,737.0            8,027.2          709.8      8.8
                                     ---------          ---------       --------    -----
Capital Finance(1)
  Finance receivables...........       2,131.8            2,400.7         (268.9)   (11.2)
  Operating lease equipment,
     net........................       1,718.3            1,281.8          436.5     34.1
                                     ---------          ---------       --------    -----
Total Capital Finance...........       3,850.1            3,682.5          167.6      4.6
                                     ---------          ---------       --------    -----
Factoring
  Commercial Services...........       2,762.1            2,113.1          649.0     30.7
                                     ---------          ---------       --------    -----
Commercial Finance
  Business Credit...............       1,545.5            1,247.9          297.6     23.8
  Credit Finance................       1,049.9              889.8          160.1     18.0
                                     ---------          ---------       --------    -----
Total Commercial Finance........       2,595.4            2,137.7          457.7     21.4
                                     ---------          ---------       --------    -----
  Total commercial..............      17,944.6           15,960.5        1,984.1     12.4
                                     ---------          ---------       --------    -----
CONSUMER
Consumer Finance................       2,123.7            1,992.3          131.4      6.6
Sales Financing.................       2,681.4            1,940.7          740.7     38.2
                                     ---------          ---------       --------    -----
  Total consumer................       4,805.1            3,933.0          872.1     22.2
                                     ---------          ---------       --------    -----
OTHER -- EQUITY INVESTMENTS.....          87.3               65.8           21.5     32.7
                                     ---------          ---------       --------    -----
  Total financing and leasing
     assets.....................      22,837.0           19,959.3        2,877.7     14.4
                                     ---------          ---------       --------    -----
Consumer finance receivables
  previously securitized and
  currently managed by the
  Company
Consumer Finance................         661.2              453.8          207.4     45.7
Sales Financing.................       1,925.7            1,931.8           (6.1)    (0.3)
                                     ---------          ---------       --------    -----
                                       2,586.9            2,385.6          201.3      8.4
                                     ---------          ---------       --------    -----
Total managed assets............     $25,423.9          $22,344.9       $3,079.0     13.8%
                                     =========          =========       ========    =====

---------------
(1) Capital Finance's liquidating portfolio, consisting primarily of oceangoing maritime and project finance, decreased to $497.5 million at September 30, 1998 from $675.2 million at December 31, 1997.

Growth in the equipment financing and leasing businesses was generated by strong originations in aerospace and rail supplemented by the purchase of a telecommunications leasing portfolio of approximately $240 million. Commercial Services growth was primarily due to seasonally higher factoring volume and client borrowings. The growth in the commercial finance portfolio resulted from higher 1998 new business generation.

Consumer managed assets increased to $7.4 billion at September 30, 1998 from $6.3 billion at December 31, 1997, up 17.0%. The increase resulted from strong 1998 originations, particularly in the home equity, recreation vehicle and recreational boat products.

Financing and Leasing Assets Composition
The Company's ten largest financing and leasing asset accounts at September 30, 1998 in the aggregate accounted for 4.5% of the Company's total financing and leasing assets. All ten of such accounts are commercial accounts and are secured by equipment, accounts receivable or inventory.

Geographic Composition
The following table presents financing and leasing assets by customer location.

                                        --------------------------------------------
                                          AT SEPTEMBER 30,        AT DECEMBER 31,
                                                1998                    1997
                                        --------------------    --------------------
                                         AMOUNT      PERCENT     AMOUNT      PERCENT
                                        ---------    -------    ---------    -------
Dollars in millions
United States
  West................................  $ 5,240.7      22.9%    $ 4,642.1      23.3%
  Northeast...........................    5,117.5      22.4       4,501.9      22.6
  Midwest.............................    4,878.5      21.4       4,290.0      21.5
  Southeast...........................    3,313.1      14.5       2,802.9      14.0
  Southwest...........................    2,782.8      12.2       2,360.7      11.8
Foreign (principally commercial
  aircraft)...........................    1,504.4       6.6       1,361.7       6.8
                                        ---------     -----     ---------     -----
  Total...............................  $22,837.0     100.0%    $19,959.3     100.0%
                                        =========     =====     =========     =====

The Company's managed asset geographic diversity does not differ significantly from its owned asset geographic diversity. The Company's financing and leasing asset portfolio is diversified by state. At September 30, 1998, only California (12.2%), Texas (8.3%) and New York (8.2%) accounted for more than 5.0% of financing and leasing assets.

Industry Composition
The following table presents financing and leasing assets by major industry class.

                                        --------------------------------------------
                                          AT SEPTEMBER 30,        AT DECEMBER 31,
                                                1998                    1997
                                        --------------------    --------------------
                                         AMOUNT      PERCENT     AMOUNT      PERCENT
                                        ---------    -------    ---------    -------
Dollars in millions
Manufacturing(1) (none greater than
  4.4%)...............................  $ 4,959.5      21.7%    $ 4,440.4      22.2%
Commercial airlines(2)................    2,262.8       9.9       2,077.6      10.4
Retail................................    2,194.5       9.6       1,807.5       9.1
Home mortgage(3)......................    2,123.7       9.3       1,992.3      10.0
Construction equipment................    1,916.1       8.4       1,791.4       9.0
Transportation(4).....................    1,474.8       6.5       1,283.7       6.4
Manufactured housing(5)...............    1,321.5       5.8       1,125.7       5.6
Other (none greater than 3.8%)(6).....    6,584.1      28.8       5,440.7      27.3
                                        ---------     -----     ---------     -----
Total.................................  $22,837.0     100.0%    $19,959.3     100.0%
                                        =========     =====     =========     =====

---------------
(1) Includes manufacturers of steel and metal products, textiles and apparel, printing and paper products and other industries.

(2) See "-- Concentrations" below for a discussion of the commercial airline portfolio.

(3) On a managed asset basis, home mortgage outstandings were $2.8 billion or 11.0% of managed assets at September 30, 1998 as compared with $2.4 billion or 10.9% at December 31, 1997.

(4) Includes rail, bus, over-the-road trucking and business aircraft.

(5) On a managed asset basis, manufactured housing outstandings were $1.6 billion or 6.4% of managed assets at September 30, 1998 as compared to $1.5 billion or 6.5% at December 31, 1997.

(6) On a managed asset basis, recreation vehicle outstandings were $1.8 billion or 7.0% of managed assets at September 30, 1998 as compared to $1.6 billion or 7.2% at December 31, 1997. On a managed asset basis, recreational boat outstandings were $1.0 billion or 3.8% of managed assets at September 30, 1998 as compared to $0.7 billion or 3.1% of managed assets at December 31, 1997.

Concentrations
Commercial Airline Industry. Commercial airline financing and leasing assets totaled $2.3 billion (9.9%) of total financing and leasing assets at September 30, 1998, up from $2.1 billion at December 31, 1997. The portfolio is secured by commercial aircraft and related equipment. Given improved industry performance, in 1997 the Company decided to grow this portfolio while continuing to control the size of the portfolio relative to the Company's total financing and leasing assets.

The following table presents information about the commercial airline industry portfolio. See also "Operating Lease Equipment".

                                               -----------------------------------
                                               AT SEPTEMBER 30,    AT DECEMBER 31,
                                                     1998               1997
                                               ----------------    ---------------
Dollars in millions
Finance Receivables
  Amount outstanding(1)......................      $1,253.9           $1,254.9
  Number of obligors.........................            54                 54
Operating Lease Equipment, net
  Net carrying value.........................      $1,008.9           $  822.7
  Number of obligors.........................            33                 33
Total........................................      $2,262.8           $2,077.6
Number of obligors(2)........................            67                 67
Number of aircraft(3)........................           212                225

---------------
(1) Includes accrued rents on operating leases that are classified as finance receivables in the Company's Consolidated Balance Sheets.
(2) Certain obligors are obligors under both finance receivable and operating lease transactions.
(3) Regulations established by the Federal Aviation Administration (the "FAA") limit the maximum permitted noise an aircraft may make. A Stage III aircraft meets a more restrictive noise level requirement than a Stage II aircraft. The FAA has issued rules that phase out the use of Stage II aircraft in the United States by the year 2000. Similar restrictions in Europe phase out the use of Stage II aircraft by the year 2001. At September 30, 1998, the portfolio consisted of Stage III aircraft of $2,167.9 million (96.0%) and Stage II aircraft of $69.8 million (3.1%), versus Stage III aircraft of $1,933.5 million (93.1%) and Stage II aircraft of $115.7 million (5.6%) at year-end 1997.

Foreign Outstandings. The Company is primarily a domestic lender, with foreign exposures limited mainly to the commercial airline industry. Financing and leasing assets to foreign obligors are all U.S. dollar denominated and totaled $1.5 billion at September 30, 1998 and $1.4 billion at December 31, 1997. The largest exposures at September 30, 1998 were to obligors in France, $128.6 million (0.56% of financing and leasing assets), Mexico, $120.3 million (0.53%), Canada, $107.3 million (0.47%), and Ireland, $105.2 million (0.46%). The remaining foreign exposure was geographically dispersed, with no other individual country exposure greater than $100 million.

Highly Leveraged Transactions ("HLTs"). The Company uses the following criteria to classify a buyout financing or recapitalization which equals or exceeds $20 million as an HLT:

     - The transaction at least doubles the borrower's liabilities and results in a leverage ratio (as defined) higher than 50%, or

     - The transaction results in a leverage ratio higher than 75%, or

     - The transaction is designated as an HLT by a syndication agent.

A transaction originally reported as an HLT can be removed from this classification ("delisted") if the leveraged company has demonstrated the ability to operate successfully as a highly leveraged entity for at least two years after the original financing and meets one of the following criteria:

        - The original financing has been repaid using cash flow from operations, planned asset sales, or a capital infusion, or

        - The debt has been serviced without undue reliance on unplanned asset sales, and certain leverage ratios (related to the original criteria under which the financing qualified as an HLT) have been maintained.

HLTs which the Company originated and in which it participated totaled $550.1 million (2.4% of financing and leasing assets) at September 30, 1998 up from $341.1 million (1.7%) at December 31, 1997. The increase in HLT outstandings during the nine months ended 1998 was due to new originations. The Company's HLT outstandings are generally secured by collateral, as distinguished from HLTs that rely primarily on cash flows from operations. Unfunded commitments to lend in secured HLT situations were $246.2 million at September 30, 1998, compared with $165.5 million at year-end 1997.

Recent Accounting Pronouncements
In 1997, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement does not change the reporting of net income. However, it requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a separate financial statement that is displayed with the same prominence as other financial statements. This statement also requires that an enterprise display the accumulated balance of other comprehensive income separately from retained earnings and paid-in-capital in the equity section of a statement of financial position. The Company adopted this statement on January 1, 1998, but does not have significant comprehensive income components to report at June 30, 1998.

Also in 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company plans to adopt SFAS No. 131 in the year ended December 31, 1998.

In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Post Retirement Benefits". SFAS No. 132 revises employer's disclosures about pension and other post retirement benefit plans but does not change the measurement or recognition of those plans. The Statement standardizes the disclosure requirements to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The Company will adopt this standard in its 1998 year-end financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet determined the impact of SFAS 133, however, it anticipates that adoption of the statement will not have a material impact on its financial position or results of operations.

YEAR ENDED DECEMBER 31, 1997 VS. YEAR ENDED DECEMBER 31, 1996

Overview
For the year ended December 31, 1997, net income totaled $310.1 million, up 19.2% from the $260.1 million for 1996, representing the tenth consecutive increase in annual earnings and the seventh consecutive year of record earnings for the Company. Return on equity for 1997 rose to 14.0% from 13.0% in 1996. The 1997 results reflect stronger revenues from a higher level of financing and leasing assets and a $58.0 million pretax gain on the sale of an equity interest acquired in a loan workout. These increased revenues were partially offset by higher operating expenses principally due to a $10.0 million pretax charge that related to the termination of a long-term incentive plan in connection with the Company's initial public offering (the "Offering"), higher performance based incentive accruals, and a provision for vacant leased space.

Managed assets totaled $22.3 billion, an increase of 11.7% over $20.0 billion in 1996. Financing and leasing assets totaled a record $20.0 billion, an increase of 7.5% over 1996. The increase is the result of growth in the operating lease portfolio and factoring receivables as well as strong new business originations in the consumer businesses, offset by certain liquidating portfolios and high levels of paydowns. During 1997, the Company securitized $1.4 billion of recreation vehicle, home equity and recreational boat finance receivables, compared with securitizations of recreation vehicle and recreational boat finance receivables of $774.9 million in 1996.

Net Finance Income
A comparison of the components of 1997 and 1996 net finance income is set forth below.

                                     ---------------------------------------------
                                          YEARS ENDED
                                          DECEMBER 31,              INCREASE
                                     ----------------------    -------------------
                                       1997         1996        AMOUNT     PERCENT
                                     ---------    ---------    --------    -------
Dollars in millions
Finance income.....................  $ 1,824.7    $ 1,646.2    $  178.5     10.8%
Interest expense...................      937.2        848.3        88.9     10.5
                                     ---------    ---------    --------     ----
Net finance income.................  $   887.5    $   797.9    $   89.6     11.2%
                                     =========    =========    ========     ====
AEA................................  $18,224.5    $16,543.1    $1,681.4     10.2%
Net finance income as a % of AEA...       4.87%        4.82%

Net finance income increased $89.6 million or 11.2% in 1997, primarily as a result of growth in the Company's earning assets.

Finance income totaled $1,824.7 million in 1997, up $178.5 million or 10.8% over 1996. As a percentage of AEA (excluding interest income relating to short-term interest-bearing deposits), finance income was 9.92% in 1997 and 9.90% in 1996. Despite continued competitive pressure on yields, commercial segment finance income, as a percentage of commercial AEA, was 10.02% and 9.93% for 1997 and 1996, respectively. Consumer segment finance income as a percentage of consumer AEA was 9.57% for 1997, compared with 9.85% for 1996. The decline in the consumer segment yield primarily reflects the purchase of a lower yielding variable rate home equity credit line portfolio in December 1996 and the sale of certain higher yielding high loan-to-value loans during the second quarter of 1997.

Interest expense totaled $937.2 million in 1997, up $88.9 million or 10.5% over 1996. As a percentage of AEA, 1997 interest expense decreased to 5.05% from 5.08% in 1996, excluding dividends related to the Company's preferred capital securities.

The Company seeks to mitigate interest rate risk by matching the repricing characteristics of its assets with its liabilities. This strategy is, in part, accomplished through the use of interest rate swaps. A comparative analysis of the weighted average principal outstanding and interest rates paid on the Company's debt before and after the effect of interest rate swaps is shown in the following table.

                       -------------------------------------------------------------------------
                                               YEARS ENDED DECEMBER 31,
                                      1997                                  1996
                       -----------------------------------   -----------------------------------
                         BEFORE SWAPS       AFTER SWAPS        BEFORE SWAPS       AFTER SWAPS
                       ----------------   ----------------   ----------------   ----------------
Dollars in millions
Commercial paper and
  variable rate
  senior notes.......  $ 9,574.2   5.61%  $ 6,443.2   5.54%  $ 9,952.2   5.48%  $ 6,774.3   5.42%
Fixed rate senior and
  subordinated
  notes..............    5,497.6   6.52%    8,628.6   6.52%    3,917.0   6.83%    7,094.9   6.68%
                       ---------          ---------          ---------          ---------
Composite............  $15,071.8   5.94%  $15,071.8   6.10%  $13,869.2   5.86%  $13,869.2   6.06%
                       =========          =========          =========          =========

The Company's interest rate swaps principally convert floating rate debt to fixed rate debt. The increases in the composite interest rates after the effect of hedging activity reflect the greater proportion of debt effectively paying fixed interest rates. The weighted average interest rates before the effect of swap hedging activity do not necessarily reflect the interest expense that would have been incurred had the Company chosen to manage interest rate risk without the use of such swaps. See "-- Risk Management -- Asset/Liability Management" for further discussion.

Fees and Other Income
Fees and other income improved $3.7 million to $247.8 million during 1997, primarily due to higher factoring commissions and gains from higher levels of securitization activity offset by a lower level of gains on leasing equipment sales.

The following table sets forth the components of fees and other income.

                                                              ----------------
                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
Dollars in millions
Factoring commissions.......................................  $ 95.2    $ 91.0
Fees and other..............................................    72.9      74.2
Gains on sales of leasing equipment and other
  investments(1)............................................    46.9      54.6
Gains on securitizations and sales of finance receivables...    32.8      24.3
                                                              ------    ------
                                                              $247.8    $244.1
                                                              ======    ======

---------------
(1) Includes $12.9 million and $15.2 million from the sale of venture capital investments in 1997 and 1996, respectively.

Gain On Sale of Equity Interest Acquired in Loan Workout
The Company originated a loan in the 1980's to a telecommunications company that subsequently went into default. Pursuant to a workout agreement, the stock of that company was transferred to the Company and a co-lender. In 1991, the Company received all amounts due and retained an equity interest in such telecommunications company, which was sold in the second quarter of 1997 for a pretax gain to the Company of $58.0 million.

Salaries and General Operating Expenses
Salaries and general operating expenses increased $35.3 million or 9.0% to $428.4 million in 1997 from $393.1 million in 1996. Salaries and employee benefits rose $30.5 million (13.7%) while general operating expenses rose $4.8 million (2.8%). Personnel increased to 3,025 at December 31, 1997 from 2,950 at December 31, 1996.

The increase in expenses from 1996 to 1997 is primarily the result of a $10.0 million pretax charge relating to the termination of a long-term incentive plan ("LTIP") in connection with the Offering, higher performance based incentive accruals and a provision for vacant leased space. Subsequent to termination, the LTIP was replaced with a stock-based compensation plan.

Management monitors productivity via efficiency ratios and the ratio of salaries and general operating expenses to AMA. The improvement in the ratios in the following table reflects continuing productivity initiatives.

                                                              ------------
                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1997    1996
                                                              ----    ----
Efficiency ratio............................................  41.6%   42.7%
Salaries and general operating expenses as a percentage of
  AMA.......................................................  2.16%   2.22%

The Company manages expenditures using a comprehensive budgetary process. Expenses are monitored closely by business unit management and are reviewed monthly with senior management of the Company. To ensure overall project cost control, an approval and review procedure is in place for major capital expenditures, such as purchases of computer equipment, including post-implementation evaluation.

Reserve and Provision for Credit Losses/Credit Quality
The Company strengthened its credit loss reserve position as the consolidated reserve for credit losses increased to $235.6 million (1.33% of finance receivables) at December 31, 1997, from $220.8 million (1.30% of finance receivables) at December 31, 1996. This increase primarily reflects growth in finance receivables. The ratio of reserve to current period net credit losses also improved to 2.33 times at December 31, 1997 from 2.18 times at December 31, 1996. The consolidated reserve for credit losses is periodically reviewed for adequacy based on the nature and characteristics of the obligors, economic conditions and trends, charge-off experience, delinquencies and value of underlying collateral and guarantees (including recourse to dealers and manufacturers). It is management's judgment that the consolidated reserve for credit losses is adequate to provide for potential credit losses. Finance receivables are reviewed periodically to determine the probability of loss. Chargeoffs are taken after considering such factors as the obligor's financial condition and the value of underlying collateral and guarantees. Automatic charge-offs are recorded on consumer finance receivables at intervals beginning at 180 days of contractual delinquency, based upon historical loss severity, with charge-offs finalized upon disposition of the foreclosed property. The consolidated reserve for credit losses is intended to provide for future events, which by their nature are uncertain. Therefore, changes in economic conditions or other events adversely affecting specific obligors or industries may necessitate additions to the consolidated reserve for credit losses.

The provision for credit losses for 1997 was $113.7 million compared to $111.4 million for 1996. Comparative net credit loss experience is provided in the following table.

                       ---------------------------------------------------------------
                                          YEARS ENDED DECEMBER 31,
                                    1997                             1996
                       ------------------------------   ------------------------------
                       TOTAL    COMMERCIAL   CONSUMER   TOTAL    COMMERCIAL   CONSUMER
                       ------   ----------   --------   ------   ----------   --------
Dollars in millions
Net credit losses....  $101.0     $65.5       $35.5     $101.5     $80.4       $21.1
Net credit losses as
  a percentage of
  average finance
  receivables,
  excluding consumer
  finance receivables
  held for sale......    0.59%     0.47%       1.09%      0.62%     0.59%       0.75%

The decrease in commercial net credit losses reflects improved credit quality in the commercial portfolio and the continued strength of the United States economy in 1997. The increase in consumer net credit losses is primarily the result of portfolio seasoning. As a percentage of average managed finance receivables, consumer net credit losses were 0.91% for 1997, versus 0.70% for 1996.

Past Due and Nonperforming Assets
The following table sets forth certain information concerning past due and total nonperforming assets (and the related percentages of finance receivables) at December 31, 1997 and 1996.

                                                    --------------------------------
                                                            AT DECEMBER 31,
                                                    --------------------------------
                                                         1997              1996
                                                    --------------    --------------
Dollars in millions
Finance receivables, past due 60 days or more
  Commercial......................................  $168.9    1.20%   $219.8    1.60%
  Consumer........................................   127.7    3.48      72.5    2.24
                                                    ------    ----    ------    ----
     Total........................................  $296.6    1.67%   $292.3    1.72%
                                                    ======    ====    ======    ====
Total nonperforming assets
  Commercial......................................  $105.5    0.75%   $160.4    1.17%
  Consumer........................................   101.9    2.78      53.1    1.64
                                                    ------    ----    ------    ----
     Total........................................  $207.4    1.17%   $213.5    1.26%
                                                    ======    ====    ======    ====

Total nonperforming assets reflect both finance receivables on nonaccrual status and assets received in satisfaction of loans.

Operating Lease Equipment
The operating lease equipment portfolio was $1.9 billion at December 31, 1997, up 35.9% from December 31, 1996. As a result, depreciation on operating lease equipment for 1997 was $146.8 million, up from $121.7 million for 1996.

From time to time, financial or operational difficulties may adversely affect future payments to the Company relating to operating lease equipment. At December 31, 1997, operators of certain aircraft assets and operations at an oil refinery were subject to such difficulties. The approximate aggregate carrying values of these assets were $57.7 million. The Company does not believe these difficulties will have a material effect on its consolidated financial position or results of operations.

Income Taxes
The provision for federal and state and local income taxes totaled $178.0 million in 1997, compared with $155.7 million in 1996. The effective income tax rate for 1997 declined to 36.5%, compared with 37.4% in 1996, as a result of lower state and local taxes.

Financing and Leasing Assets
Managed assets grew $2.3 billion (11.7%) to $22.3 billion. Financing and leasing assets rose $1.4 billion (7.5%) to $20.0 billion in 1997, as presented in the following table.

                                     ----------------------------------------------
                                        AT DECEMBER 31,               CHANGE
                                     ----------------------    --------------------
                                       1997         1996        AMOUNT      PERCENT
                                     ---------    ---------    ---------    -------
Dollars in millions
COMMERCIAL
Equipment Financing and Leasing
Finance receivables
  Capital Finance(1)...............  $ 2,400.7    $ 4,302.7    $(1,902.0)    (44.2)%
  Equipment Financing(1)...........    7,403.4      5,616.8      1,786.6      31.8
                                     ---------    ---------    ---------     -----
                                       9,804.1      9,919.5       (115.4)     (1.2)
                                     ---------    ---------    ---------     -----
Operating lease equipment, net
  Capital Finance(1)...............    1,281.8        975.5        306.3      31.4
  Equipment Financing(1)...........      623.8        426.6        197.2      46.2
                                     ---------    ---------    ---------     -----
                                       1,905.6      1,402.1        503.5      35.9
                                     ---------    ---------    ---------     -----
Total Equipment Financing and
  Leasing..........................   11,709.7     11,321.6        388.1       3.4
                                     ---------    ---------    ---------     -----
Factoring
  Commercial Services..............    2,113.1      1,804.7        308.4      17.1
                                     ---------    ---------    ---------     -----
Commercial Finance
  Business Credit(2)...............    1,247.9      1,235.6         12.3       1.0
  Credit Finance(2)................      889.8        797.8         92.0      11.5
                                     ---------    ---------    ---------     -----
  Total Commercial Finance.........    2,137.7      2,033.4        104.3       5.1
                                     ---------    ---------    ---------     -----
  Total commercial.................   15,960.5     15,159.7        800.8       5.3
                                     ---------    ---------    ---------     -----
CONSUMER
Consumer Finance...................    1,992.3      2,005.5        (13.2)     (0.7)
Sales Financing....................    1,940.7      1,349.8        590.9      43.8
                                     ---------    ---------    ---------     -----
Total consumer.....................    3,933.0      3,355.3        577.7      17.2
                                     ---------    ---------    ---------     -----
CORPORATE AND OTHER................       65.8         53.0         12.8      24.2
                                     ---------    ---------    ---------     -----
  Total financing and leasing
     assets........................   19,959.3     18,568.0      1,391.3       7.5
                                     ---------    ---------    ---------     -----
Consumer finance receivables
  previously securitized and
  currently managed by the Company
Consumer Finance...................      453.8           --        453.8     100.0
Sales Financing....................    1,931.8      1,437.4        494.4      34.4
                                     ---------    ---------    ---------     -----
                                       2,385.6      1,437.4        948.2      66.0
                                     ---------    ---------    ---------     -----
Total managed assets...............  $22,344.9    $20,005.4    $ 2,339.5      11.7%
                                     =========    =========    =========     =====

---------------
(1) On January 1, 1997, $1,519.2 million of financing and leasing assets were transferred from Capital Finance to Equipment Financing.

(2) In October 1997, $95.0 million of finance receivables were transferred from Business Credit to Credit Finance.

Total commercial financing and leasing assets grew 5.3% due to strong growth in the operating lease portfolio and an increase in factoring receivables. The operating lease portfolio growth was focused primarily in commercial aircraft ($198.7 million), railroad equipment ($155.8 million) and business aircraft ($127.8 million). Factoring finance receivable growth is attributable to an improved retail sales environment and strong new business signings. These increases were partially offset by high customer paydowns in the commercial financing sector due to the strong 1997 economy and the availability of alternative sources of capital. Portfolio growth was moderated as a result of the Company's decision to liquidate its oceangoing maritime and power generation project portfolios. Consumer managed assets increased $1.5 billion to $6.3 billion from $4.8 billion at December 31, 1996. This increase reflects strong home equity originations, and growth in Sales Financing new business volume, primarily in recreation vehicle and recreational boat products and the introduction of wholesale inventory financing.

Financing and Leasing Assets Composition
The Company's ten largest financing and leasing asset accounts at December 31, 1997 in the aggregate represented 4.2% of the Company's total financing and leasing assets. All ten of such accounts are commercial accounts and are secured by equipment, accounts receivable and/or inventory.

Geographic Composition. The following table presents financing and leasing assets by customer location.

                                      --------------------------------------------
                                                    AT DECEMBER 31,
                                              1997                    1996
                                      --------------------    --------------------
                                       AMOUNT      PERCENT     AMOUNT      PERCENT
                                      ---------    -------    ---------    -------
Dollars in millions
United States
  West..............................  $ 4,642.1       23.3%   $ 4,599.4       24.8%
  Northeast.........................    4,501.9       22.6      4,279.4       23.0
  Midwest...........................    4,290.0       21.5      3,727.1       20.1
  Southeast.........................    2,802.9       14.0      2,814.1       15.1
  Southwest.........................    2,360.7       11.8      2,036.6       11.0
Foreign (principally commercial
  aircraft).........................    1,361.7        6.8      1,111.4        6.0
                                      ---------    -------    ---------    -------
Total...............................  $19,959.3      100.0%   $18,568.0      100.0%
                                      =========    =======    =========    =======

The Company's managed asset geographic diversity does not differ significantly from its owned asset geographic diversity.

The Company's financing and leasing asset portfolio is diversified by state. At December 31, 1997, with the exception of California (12.8%), New York (7.9%) and Texas (7.7%), no state represented more than 5.0% of financing and leasing assets.

Industry Composition. The following table presents financing and leasing assets by major industry class.

                                      --------------------------------------------
                                                    AT DECEMBER 31,
                                              1997                    1996
                                      --------------------    --------------------
                                       AMOUNT      PERCENT     AMOUNT      PERCENT
                                      ---------    -------    ---------    -------
Dollars in millions
Manufacturing (none greater than
  4.4%)(1)..........................  $ 4,440.4       22.2%   $ 4,472.8       24.0%
Commercial airlines(2)..............    2,077.6       10.4      1,910.0       10.3
Home mortgage(3)....................    1,992.3       10.0      2,005.5       10.8
Retail..............................    1,807.5        9.1      1,651.1        8.9
Construction equipment..............    1,791.4        9.0      1,683.1        9.1
Transportation(4)...................    1,283.7        6.4      1,184.5        6.4
Manufactured housing(5).............    1,125.7        5.6        790.3        4.3
Other (none greater than 3.5%)(6)...    5,440.7       27.3      4,870.7       26.2
                                      ---------    -------    ---------    -------
Total...............................  $19,959.3      100.0%   $18,568.0      100.0%
                                      =========    =======    =========    =======

---------------
(1) Includes manufacturers of steel and metal products, textiles and apparel, printing and paper products and other industries.

(2) See "-- Concentrations" below for a discussion of the commercial airline portfolio.

(3) On a managed asset basis, home mortgage outstandings were $2.4 billion, or 10.9% of managed assets at December 31, 1997 as compared to $2.0 billion or 10.0% at December 31, 1996.

(4) Includes rail, bus, over-the-road trucking industries and business aircraft.

(5) On a managed asset basis, manufactured housing outstandings were $1.5 billion or 6.5% of managed assets at December 31, 1997 as compared to $1.2 billion or 6.0% at December 31, 1996.

(6) On a managed asset basis, recreation vehicle outstandings were $1.6 billion or 7.2% of managed assets at December 31, 1997 as compared to $1.3 billion or 6.3% at December 31, 1996. On a managed asset basis, recreational boat outstandings were $682.5 million or 3.1% of managed assets at December 31, 1997 as compared to $327.8 million or 1.6% of managed assets at December 31, 1996.

Concentrations
Commercial Airline Industry. Commercial airline financing and leasing assets totaled $2.1 billion (10.4% of total financing and leasing assets) at December 31, 1997, compared with $1.9 billion (10.3%) at December 31, 1996. From 1992 to 1996, the Company limited growth in the commercial airline portfolio due to a general weakness in the commercial aerospace industry. Given current industry performance and improved equipment values, the Company has determined to grow this portfolio, but will continue to monitor the size of the portfolio relative to the Company's total financing and leasing assets. The Company continues to reduce its Stage II exposure as evidenced by the fact that 93.1% of the portfolio at December 31, 1997 consists of Stage III aircraft versus 90.7% at December 31, 1996.

The following table presents information about the commercial airline industry portfolio. See also "-- Operating Lease Equipment."

                                                            --------------------
                                                              AT DECEMBER 31,
                                                            --------------------
                                                              1997        1996
                                                            --------    --------
Dollars in millions
Finance receivables
  Amount outstanding(1)...................................  $1,254.9    $1,286.0
  Number of obligors......................................        54          54
Operating lease equipment, net
  Net carrying value......................................  $  822.7    $  624.0
  Number of obligors......................................        33          32
     Total................................................  $2,077.6    $1,910.0
Number of obligors(2).....................................        67          72
Number of aircraft(3).....................................       225         239

---------------
(1) Includes accrued rents on operating leases that are classified as finance receivables in the Consolidated Balance Sheets.

(2) Certain obligors are obligors under both finance receivable and operating lease transactions.

(3) Regulations established by the Federal Aviation Administration (the "FAA") limit the maximum permitted noise an aircraft may make. A Stage III aircraft meets a more restrictive noise level requirement than a Stage II aircraft. The FAA has issued rules that phase out the use of Stage II aircraft in the United States by the year 2000. Similar restrictions in Europe phase out the use of Stage II aircraft by the year 2001. At year-end 1997, the portfolio consisted of Stage III aircraft of $1,933.5 million (93.1%) and Stage II aircraft of $115.7 million (5.6%) versus Stage III aircraft of $1,733.2 million (90.7%) and Stage II aircraft of $149.1 million (7.8%) at year-end 1996.

The continued shift in commercial aircraft product mix from secured financings to operating lease equipment reflects the Company's strong industry and equipment expertise which enables the Company to compete more effectively in commercial aircraft operating lease transactions.

Foreign Outstandings. The Company is primarily a domestic lender, with foreign exposures limited mainly to the commercial airline industry. Financing and leasing assets to foreign obligors are all U. S. dollar denominated and totaled $1.4 billion at December 31, 1997. The largest exposures at December 31, 1997 were to obligors in Mexico, $128.2 million (0.64% of financing and leasing assets), France, $125.9 million (0.63%), and the Republic of Ireland, $108.9 million (0.55%). The remaining foreign exposure was geographically dispersed with no other individual country representing more than 0.51% of financing and leasing assets.

At December 31, 1996, financing and leasing assets to foreign obligors totaled $1.1 billion. The largest exposures at December 31, 1996 were to obligors in Mexico, $141.5 million (0.76%), France, $130.4 million (0.70%), and the United Kingdom, $126.9 million (0.68%). The remaining foreign exposure was geographically dispersed with no other individual country representing more than 0.51% of financing and leasing assets.

Highly Leveraged Transactions ("HLTs"). HLTs which the Company originated and in which it participated totaled less than 2.0% of financing and leasing assets at both December 31, 1997 and 1996, respectively. The Company's HLT outstandings are generally secured by collateral, as distinguished from HLTs that rely primarily on cash flows from operations. Unfunded commitments to lend in secured HLT financings were $165.5 million at December 31, 1997, compared with $144.1 million at year-end 1996.

YEAR ENDED DECEMBER 31, 1996 VS. DECEMBER 31, 1995

Overview
For the year ended December 31, 1996, net income totaled $260.1 million, an increase of 15.5% from the $225.3 million for 1995, and represented the ninth consecutive increase in annual earnings and the sixth consecutive year of record earnings. The 1996 results reflect stronger revenues from increased finance income and higher fees and other income, partially offset by an increase in operating expenses.

Financing and leasing assets totaled a record $18.6 billion, an increase of 8.8% over 1995. This increase was the result of growth in the operating lease portfolio as well as strong new business originations across all units, particularly in the areas of consumer and small to medium ticket equipment financing, offset by paydowns. Additionally, the Company continued its securitization activity, securitizing $774.9 million of recreation vehicle and recreational boat finance receivables during 1996, compared with securitizations of recreation vehicle and manufactured housing finance receivables of $723.2 million in 1995. Managed assets totaled $20.0 billion, an increase of 11.3% over $18.0 billion in 1995.

Net Finance Income
A comparison of the components of 1996 and 1995 net finance income is set forth below.

                                   -----------------------------------------------
                                   YEARS ENDED DECEMBER 31,         INCREASE
                                   ------------------------    -------------------
                                     1996           1995        AMOUNT     PERCENT
                                   ---------      ---------    --------    -------
Dollars in millions
Finance income...................  $ 1,646.2      $ 1,529.2    $  117.0       7.7%
Interest expense.................      848.3          831.5        16.8       2.0
                                   ---------      ---------    --------     -----
Net finance income...............  $   797.9      $   697.7    $  100.2      14.4%
                                   =========      =========    ========     =====
AEA..............................  $16,543.1      $15,377.5    $1,165.6       7.6%
Net finance income as a % of
  AEA............................       4.82%          4.54%

Net finance income increased $100.2 million or 14.4% in 1996, surpassing the growth in AEA as a result of both lower borrowing costs and higher yield related fees on account terminations.

Finance income totaled $1,646.2 million in 1996, up $117.0 million or 7.7% over 1995. As a percentage of AEA, finance income was 9.90% for both periods.

Commercial segment finance income, as a percentage of commercial AEA, was 9.93% for each of 1996 and 1995 and consumer segment finance income as a percentage of consumer AEA was 9.85% for 1996, compared with 9.79% for 1995. Interest expense totaled $848.3 million in 1996, up $16.8 million or 2.0% over 1995. As a percentage of AEA, 1996 interest expense decreased to 5.08% from 5.36% in 1995.

A comparative analysis of the weighted average principal outstanding and interest rates paid on the Company's debt before and after the effect of interest rate swaps is shown in the following table.

                       -------------------------------------------------------------------------
                                               YEARS ENDED DECEMBER 31,
                                      1996                                  1995
                       -----------------------------------   -----------------------------------
                         BEFORE SWAPS       AFTER SWAPS        BEFORE SWAPS       AFTER SWAPS
                       ----------------   ----------------   ----------------   ----------------
Dollars in millions
Commercial paper and
  variable rate
  senior notes.......  $ 9,952.2   5.48%  $ 6,774.3   5.42%  $ 9,785.4   6.03%  $ 7,226.0   6.02%
Fixed rate senior and
  subordinated
  notes..............    3,917.0   6.83%    7,094.9   6.68%    3,194.5   7.09%    5,753.9   6.78%
                       ---------          ---------          ---------          ---------
Composite............  $13,869.2   5.86%  $13,869.2   6.06%  $12,979.9   6.29%  $12,979.9   6.36%
                       =========          =========          =========          =========

The Company's interest rate swaps principally convert floating rate debt to fixed rate debt and resulted in lowered variable and fixed rates during both periods. The increases in the composite interest rates after the effect of hedging activity reflect the greater proportion of debt effectively paying fixed interest rates. The weighted average interest rates before the effect of swap hedging activity do not necessarily reflect the interest expense that would have been incurred had the Company chosen to manage interest rate risk without the use of such swaps.

Fees and Other Income
Fees and other income improved $59.4 million to $244.1 million during 1996, primarily due to higher gains from equipment sales and venture capital investment transactions and, to a lesser extent, increased servicing fees associated with the Company's managed third party portfolio and higher factoring commissions.

The following table sets forth the components of fees and other income.

                                                              ----------------
                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              ------    ------
Dollars in millions
Factoring commissions.......................................  $ 91.0    $ 86.3
Fees and other..............................................    74.2      61.6
Gains on sales of leasing equipment and other investments...    54.6(1)   10.5
Gains on securitizations and sales of finance receivables...    24.3      26.3
                                                              ------    ------
                                                              $244.1    $184.7
                                                              ======    ======

---------------
(1) Includes $15.2 million from the sale of venture capital investments.

Salaries and General Operating Expenses
Salaries and general operating expenses increased $47.4 million or 13.7% to $393.1 million in 1996 from $345.7 million in 1995. Salaries and employee benefits rose $29.6 million (15.3%) while general operating expenses rose $17.8 million (11.7%). Personnel increased to 2,950 at December 31, 1996 from 2,750 at December 31, 1995.

The increase in expenses from 1995 to 1996 was primarily due to strong new business originations and 10.5% growth in AMA as well as the Company's continued investment in its consumer related infrastructure.

                                                              ------------
                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1995
                                                              ----    ----
Efficiency ratio............................................  42.7%   43.1%
Salaries and general operating expenses as a percentage of
  AMA.......................................................  2.22%   2.16%

Reserve and Provision for Credit Losses/Credit Quality

The reserve for credit losses increased to $220.8 million (1.30% of finance receivables) at December 31, 1996, from $206.0 million (1.30% of finance receivables) at December 31, 1995, primarily reflecting growth in finance receivables.

Net credit losses were $101.5 million in 1996, compared with $77.2 million in 1995, primarily reflecting provisions related to certain nonaccrual loans secured by oceangoing carriers and cruise line vessels, as well as seasoning of the consumer portfolio. Information concerning the provisions for credit losses is summarized in the following table.

                        --------------------------------------------------------------
                                           YEARS ENDED DECEMBER 31,
                                     1996                            1995
                        ------------------------------   -----------------------------
                        TOTAL    COMMERCIAL   CONSUMER   TOTAL   COMMERCIAL   CONSUMER
                        ------   ----------   --------   -----   ----------   --------
Dollars in millions
Net credit losses.....  $101.5     $80.4       $21.1     $77.2     $67.1       $10.1
Net credit losses as a
  percentage of
  average finance
  receivables,
  excluding consumer
  finance receivables
  held for sale.......    0.62%     0.59%       0.75%     0.50%     0.51%       0.44%

Past Due and Nonperforming Assets
The following table sets forth certain information concerning past due and total nonperforming assets at December 31, 1996 and 1995.

                                                --------------------------------
                                                        AT DECEMBER 31,
                                                --------------------------------
                                                     1996              1995
                                                --------------    --------------
Dollars in millions
Finance receivables, past due 60 days or more
  Commercial..................................  $219.8    1.60%   $228.7    1.70%
  Consumer....................................    72.5    2.24      35.2    1.50
                                                ------    ----    ------    ----
     Total....................................  $292.3    1.72%   $263.9    1.67%
                                                ======    ====    ======    ====
Total nonperforming assets
  Commercial..................................  $160.4    1.17%   $178.7    1.33%
  Consumer....................................    53.1    1.64      24.0    1.02
                                                ------    ----    ------    ----
     Total....................................  $213.5    1.26%   $202.7    1.28%
                                                ======    ====    ======    ====

Operating Lease Equipment
Depreciation on operating lease equipment for 1996 was $121.7 million, up from $79.7 million for 1995 due to growth in the operating lease portfolio.

From time to time, certain operators of leased equipment may experience financial or operational difficulties that may affect their ability to meet their contractual obligations with the Company. At December 31, 1996, commercial aircraft with an approximate carrying value of $30.9 million were subject to agreements with an operator that is experiencing such difficulties. The Company does not believe these difficulties will have a material effect on its consolidated financial position or results of operations.

Income Taxes
The provision for federal and state and local income taxes totaled $155.7 million in 1996, compared with $139.8 million in 1995. The effective income tax rate for 1996 declined to 37.4%, compared with 38.3% in 1995, as a result of lower state and local taxes.

Financing and Leasing Assets
Financing and leasing assets rose $1.5 billion (8.8%) to $18.6 billion in 1996 as presented in the following table.

                                     ---------------------------------------------
                                        AT DECEMBER 31,              CHANGE
                                     ----------------------    -------------------
                                       1996         1995        AMOUNT     PERCENT
                                     ---------    ---------    --------    -------
Dollars in millions
COMMERCIAL
Equipment Financing and Leasing
Finance receivables
  Capital Finance..................  $ 4,302.7    $ 4,548.7    $ (246.0)     (5.4)%
  Equipment Financing..............    5,616.8      4,929.9       686.9      13.9
                                     ---------    ---------    --------     -----
                                       9,919.5      9,478.6       440.9       4.7
                                     ---------    ---------    --------     -----
Operating lease equipment, net
  Capital Finance..................      975.5        750.0       225.5      30.1
  Equipment Financing..............      426.6        363.0        63.6      17.5
                                     ---------    ---------    --------     -----
                                       1,402.1      1,113.0       289.1      26.0
                                     ---------    ---------    --------     -----
Total Equipment Financing and
  Leasing..........................   11,321.6     10,591.6       730.0       6.9
                                     ---------    ---------    --------     -----
Factoring
  Commercial Services..............    1,804.7      1,743.3        61.4       3.5
                                     ---------    ---------    --------     -----
Commercial Finance
  Business Credit..................    1,235.6      1,471.0      (235.4)    (16.0)
  Credit Finance...................      797.8        758.7        39.1       5.2
                                     ---------    ---------    --------     -----
Total Commercial Finance...........    2,033.4      2,229.7      (196.3)     (8.8)
                                     ---------    ---------    --------     -----
  Total commercial.................   15,159.7     14,564.6       595.1       4.1
                                     ---------    ---------    --------     -----
CONSUMER
Consumer Finance...................    2,005.5      1,039.0       966.5      93.0
Sales Financing....................    1,349.8      1,416.9       (67.1)     (4.7)
                                     ---------    ---------    --------     -----
  Total consumer...................    3,355.3      2,455.9       899.4      36.6
                                     ---------    ---------    --------     -----
CORPORATE AND OTHER................       53.0         41.6        11.4      27.4
                                     ---------    ---------    --------     -----
  Total financing and leasing
     assets........................   18,568.0     17,062.1     1,505.9       8.8
Sales Financing receivables
  previously securitized and
  currently managed by the
  Company..........................    1,437.4        916.5       520.9      56.8
                                     ---------    ---------    --------     -----
  Total managed assets.............  $20,005.4    $17,978.6    $2,026.8      11.3%
                                     =========    =========    ========     =====

Total commercial financing and leasing assets grew 4.1% due to strong growth in equipment financing, particularly in small to medium ticket originations, and an increased level of operating lease equipment. These increases were offset by high customer paydowns reducing outstanding balances in the commercial financing sector. Consumer financing and leasing assets increased $899.4 million from December 31, 1995 due to higher home equity originations and recreational boat originations and $468.7 million in home equity finance receivables portfolio purchases.

Financing and Leasing Assets Composition
Geographic Composition. The following table presents financing and leasing assets by customer location.

                                      --------------------------------------------
                                                    AT DECEMBER 31,
                                              1996                    1995
                                      --------------------    --------------------
                                       AMOUNT      PERCENT     AMOUNT      PERCENT
                                      ---------    -------    ---------    -------
Dollars in millions
United States
  West..............................  $ 4,599.4      24.8%    $ 4,019.2      23.6%
  Northeast.........................    4,279.4      23.0       4,117.6      24.1
  Midwest...........................    3,727.1      20.1       3,227.9      18.9
  Southeast.........................    2,814.1      15.1       2,653.0      15.5
  Southwest.........................    2,036.6      11.0       1,958.5      11.5
Foreign (principally commercial
  aircraft).........................    1,111.4       6.0       1,085.9       6.4
                                      ---------     -----     ---------     -----
     Total..........................  $18,568.0     100.0%    $17,062.1     100.0%
                                      =========     =====     =========     =====

The Company's managed asset geographic diversity does not differ significantly from its owned asset geographic diversity.

Industry Composition. The following table presents financing and leasing assets by major industry class.

                                      --------------------------------------------
                                                    AT DECEMBER 31,
                                              1996                    1995
                                      --------------------    --------------------
                                       AMOUNT      PERCENT     AMOUNT      PERCENT
                                      ---------    -------    ---------    -------
Dollars in millions
Manufacturing (none greater than
  3.9%)(1)..........................  $ 4,472.8      24.0%    $ 4,385.7      25.7%
Home mortgage.......................    2,005.5      10.8       1,039.0       6.1
Commercial airlines(2)..............    1,910.0      10.3       1,911.6      11.2
Construction equipment..............    1,683.1       9.1       1,463.9       8.6
Retail..............................    1,651.1       8.9       1,519.3       8.9
Transportation(3)...................    1,184.5       6.4       1,043.1       6.1
Manufactured housing(4).............      790.3       4.3         561.5       3.3
Other (none greater than 4.1%)(5)...    4,870.7      26.2       5,138.0      30.1
                                      ---------     -----     ---------     -----
     Total..........................  $18,568.0     100.0%    $17,062.1     100.0%
                                      =========     =====     =========     =====

---------------
(1) Includes manufacturers of steel and metal products, textiles and apparel, printing and paper products and other industries.

(2) See "-- Concentrations" below for a discussion of the commercial airline portfolio.

(3) Includes rail, bus, over-the-road trucking industries and business aircraft.

(4) On a managed asset basis, manufactured housing outstandings were $1.2 billion or 6.0% of managed assets at December 31, 1996 as compared to $1.0 billion or 5.7% at December 31, 1995.

(5) On a managed asset basis, recreation vehicle outstandings were $1.3 billion or 6.3% of managed assets at December 31, 1996 as compared to $1.1 billion or 6.4% at December 31, 1995. On a managed asset basis, recreational boat outstandings were $327.8 million or 1.6% of managed assets at December 31, 1996 as compared to $156.9 million or 1.0% at December 31, 1995.

Concentrations
Commercial Airline Industry. Commercial airline financing and leasing assets totaled $1.9 billion (10.3% of total financing and leasing assets) at December 31, 1996, compared with $1.9 billion (11.2%) in 1995. The portfolio is secured by commercial aircraft and related equipment.

The following table presents information about the commercial airline industry portfolio. See also "-- Operating Lease Equipment".

                                                            --------------------
                                                              AT DECEMBER 31,
                                                            --------------------
                                                              1996        1995
                                                            --------    --------
Dollars in millions
Finance receivables
  Amount outstanding(1)...................................  $1,286.0    $1,412.2
  Number of obligors......................................        54          51
Operating lease equipment, net
  Net carrying value......................................  $  624.0    $  499.4
  Number of obligors......................................        32          24
          Total...........................................  $1,910.0    $1,911.6
Number of obligors(2).....................................        72          68
Number of aircraft(3).....................................       239         256

---------------
(1) Includes accrued rents on operating leases that are classified as finance receivables in the Consolidated Balance Sheets.

(2) Certain obligors are obligors under both finance receivable and operating lease transactions.

(3) At year-end 1996, the portfolio consisted of Stage III aircraft of $1,733.2 million (90.7%) and Stage II aircraft of $149.1 million (7.8%) versus Stage III aircraft of $1,664.3 million (87.1%) and Stage II aircraft of $207.7 million (10.9%) at year-end 1995.

Foreign Outstandings. Financing and leasing assets to foreign obligors, primarily to the commercial airline industry, are all U.S. dollar denominated and totaled $1.1 billion at December 31, 1996. The largest exposures at December 31, 1996 were to obligors in Mexico, $141.5 million (0.76% of financing and leasing assets), France, $130.4 million (0.70%), and the United Kingdom, $126.9 million (0.68%). The remaining foreign exposure was geographically dispersed with no other individual country representing more than 0.51% of financing and leasing assets.

At December 31, 1995, financing and leasing assets to foreign obligors totaled $1.1 billion. The largest exposures at December 31, 1995 were to obligors in the United Kingdom, $145.5 million (0.85%), France, $122.0 million (0.72%), Mexico, $115.8 million (0.68%), and Australia, $97.0 million (0.57%). The remaining foreign exposure was geographically dispersed with no other individual country representing more than 0.51% of financing and leasing assets.

Highly Leveraged Transactions. HLTs which the Company originated and in which it participated totaled $321.4 million (1.7% of financing and leasing assets) at December 31, 1996, down from $412.6 million (2.4%) at December 31, 1995. The decline in HLT outstandings during 1996 was primarily due to payoff of accounts as well as the removal of two companies that met the delisting criteria, partially offset by new HLT fundings. The Company's HLT outstandings are generally secured by collateral, as distinguished from HLTs that rely primarily on cash flows from operations. Unfunded commitments to lend in secured HLT financings were $144.1 million at December 31, 1996, compared with $220.4 million at year-end 1995.

At December 31, 1996, the HLT portfolio consisted of 27 obligors in 3 different industry groups, with 29.5% of the outstandings located in the Northeast region of the United States and 23.8% in the Southeast. One account totaling $16.0 million and $20.1 million was classified as nonaccrual at December 31, 1996 and 1995, respectively.

LIQUIDITY

The Company manages liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the U.S. money and capital markets. Such cash is used to fund asset growth (including the bulk purchase of finance receivables and the acquisition of other finance-related businesses) and to meet debt obligations and other commitments on a timely and cost-effective basis. The primary sources of funding are commercial paper borrowings, medium-term notes, other term debt securities and asset-backed securitizations.

During the first nine months of 1998, commercial paper outstanding increased $1.5 billion from $5.6 billion at December 31, 1997 to $7.1 billion at September 30, 1998. During this period, the Company issued $4.4 billion of term debt, including $2.9 billion of variable-rate debt and $1.5 billion of fixed-rate debt, whereas repayments of term debt totaled $3.4 billion. At September 30, 1998, $7.3 billion of registered, but unissued, debt securities remained available under shelf registration statements, including $2.0 billion of European Medium-Term Notes.

At September 30, 1998, commercial paper borrowings were supported by $5.0 billion of committed credit-line facilities, representing 70.7% of operating commercial paper outstanding (commercial paper outstanding less short-term interest-bearing deposits). No borrowings have been made under credit lines supporting commercial paper since 1970.

The Company continues to access the public and private asset-backed securitization markets as an additional liquidity source. For the nine months ended September 30, 1998, the Company securitized $741.5 million of recreation vehicle and home equity receivables. At September 30, 1998, $2.0 billion of registered, but unissued, securities relating to the Company's asset-backed securitization program remained available under shelf registration statements.

RISK MANAGEMENT

The Company's business activities contain elements of risk. The Company considers the principal types of risk to be credit risk (including credit, collateral and equipment risk) and asset/liability risk (including interest rate and liquidity risk).

The Company considers the management of risk essential to conducting its commercial and consumer businesses and to maintaining profitability. Accordingly, the Company's risk management systems and procedures are designed to identify and analyze risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

Credit Risk Management
The Company has developed systems specifically designed to manage credit risk in its commercial and consumer business segments. Financing and leasing assets are evaluated for credit and collateral risk both during the credit granting process and periodically after the advancement of funds.

Credit authority is delegated to each strategic business unit by the Executive Credit Committee of the Company ("ECC"). The ECC is comprised of members of senior management, including the Chief Executive Officer, Vice Chairman, Executive Vice President -- Credit Administration, Senior Executive Vice President and Executive Vice
President -- Multi-National Marketing Group. Generally, all non-standard transactions, transactions outside of certain established target market definitions and transactions outside of certain risk acceptance criteria must be approved by the ECC.

Each of the Company's strategic business units has developed and implemented a formal credit management process in accordance with formal uniform guidelines established by the ECC. These ECC guidelines set forth risk acceptance criteria for: (i) the acceptable maximum credit line; (ii) selected target markets and products; (iii) the creditworthiness of borrowers, including credit history, financial condition, adequacy of cash flow and quality of management; and (iv) the type and value of underlying collateral and guarantees (including recourse to dealers and manufacturers.) The Company also employs a risk adjusted pricing process where the perceived credit risk is a factor in determining the interest rate or fees charged for the Company's financing and leasing products. As economic and market conditions change, credit risk management practices are reviewed and modified, if necessary, to seek to minimize the risk of credit loss.

Compliance with established corporate policies and procedures and the credit management processes at each strategic business unit are reviewed by the credit audit group of the Company's internal audit department. The credit audit group examines adherence with established credit policies and procedures and tests for inappropriate credit practices, including whether potential problem accounts are being detected and reported on a timely basis. The General Auditor, who oversees the credit audit group, reports to the Chief Executive Officer of the Company and to the Audit Committee.

Commercial. The Company has developed systems specifically designed to effectively manage credit risk in its commercial operations. The process starts with the initial evaluation of credit risk and underlying collateral at the time of origination and continues over the life of the finance receivable or operating lease, including collecting past due balances and liquidating underlying collateral.

Credit personnel for the applicable strategic business unit review each potential borrower's financial condition, results of operations, management, industry, customer base, operations, collateral and other data such as third party credit reports to perform a thorough evaluation of the customer's borrowing and repayment ability. Borrowers are graded according to credit quality based upon the Company's uniform credit grading system, which grades both the borrower's financial condition and underlying collateral. Credit facilities are subject to approval within the Company's overall credit approval and underwriting guidelines and are issued commensurate with the credit evaluation performed of each borrower.

The Company's ongoing review and monitoring of credit exposures is designed to identify, as early as possible, those customers that may be experiencing declining creditworthiness or financial difficulty. Commercial finance receivables are periodically evaluated based upon credit criteria developed under the Company's uniform credit grading system. Concentrations are monitored by borrower, industry, geographic region and equipment type and limits are adjusted by management as conditions warrant to seek to minimize the risk of credit loss.

Periodically, the status of finance receivables greater than $500,000 to obligors with higher (riskier) credit grades is individually reviewed with the Asset Quality Review committee, which is comprised of members of senior management, including the Vice Chairman, the Executive Vice President -- Credit Administration and the Chief Financial Officer, and senior executives of the applicable strategic business unit.

Consumer. For consumer loans, management has developed and implemented proprietary automated credit scoring models for each loan type (e.g., recreation vehicles, manufactured housing, recreational boat and home equity) that include both customer demographics and credit bureau characteristics. The profiles emphasize, among other things, occupancy status, length of residence, length of employment, debt to income ratio (ratio of total installment debt and housing expenses to gross monthly income), bank account references, credit bureau information and combined loan to value ratio. The models are used to assess a potential borrower's credit standing and repayment ability considering the value or adequacy of property offered as collateral. The Company's credit criteria include reliance on credit scores, including those based upon both its proprietary internal credit scoring model and external credit bureau scoring, combined with judgment. The credit scoring models are regularly reviewed for effectiveness utilizing statistical tools. Consumer loans are regularly evaluated using past due, vintage curve and other statistical tools to analyze trends and credit performance by loan type, including analysis of specific credit characteristics and other selected subsets of the portfolios. Adjustments to credit scorecards and lending programs are made when deemed appropriate. Individual underwriters are assigned credit authority based upon their experience, performance and understanding of the underwriting policies and procedures of the Company's consumer operations and a credit approval hierarchy exists to ensure that all applications are reviewed by an underwriter with the appropriate level of authority.

Asset/Liability Management
Management strives to manage interest rate and liquidity risk and optimize net finance income under formal policies established and monitored by the Capital Committee, which is comprised of members of senior management, including the Chief Executive Officer, the Vice Chairman, the Chief Financial Officer and senior representatives of DKB. Three members of the Capital Committee are also members of the Company's Board of Directors. The Capital Committee establishes and regularly reviews interest rate sensitivity, funding needs, liquidity, and asset-pricing to determine short-term and long-term funding strategies, including the use of off-balance sheet derivative financial instruments.

The Company uses off-balance sheet derivatives for hedging purposes only. The Company does not enter into derivative financial instruments for trading or speculative purposes. To ensure both appropriate use as a hedge and hedge accounting treatment, all derivatives entered into are designated, according to the applicable hedge objective, against commercial paper, a specifically underwritten debt issue, or a specific pool of assets. The Company's primary hedge objectives include the conversion of variable rate liabilities to fixed rates, the conversion of fixed rate liabilities to variable rates, the fixing of spreads on variable rate liabilities to various market indices and the elimination of interest rate risk on finance receivables classified as held for sale prior to securitization.

Derivative positions are managed in such a way that the exposure to interest rate, credit or foreign exchange risk is in accordance with the overall operating goals established by the Capital Committee. There is an approved, diversified list of creditworthy counterparties used for derivative financial instruments, each of whom has specific credit exposure limits, which are based on market value. The Executive Credit Committee approves each counterparty and its related market value or credit exposure limit annually or more frequently if any changes are recommended. Credit exposures for each counterparty are measured based upon market value of the outstanding derivative instruments. Market values are calculated periodically for each swap contract, summarized by counterparty and reported to the Capital Committee. For additional information regarding the Company's derivative portfolio, refer to "Note 7 -- Derivative Financial Instruments" in "Notes to Consolidated Financial Statements."

Interest Rate Risk Management. Changes in market interest rates or in the relationships between short-term and long-term market interest rates or in the relationships between different interest rate indices (i.e., basis risk) can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities, which can result in an increase in interest expense relative to finance income.

The Capital Committee actively manages interest rate risk by changing the proportion of fixed and floating rate debt and by utilizing primarily interest rate swaps and, to a lesser extent, other derivative instruments to modify the repricing characteristics of existing interest-bearing liabilities. Issuing new debt or hedging the interest rate on existing debt through the use of interest rate swaps and other derivative instruments are both tools in managing interest rate risk. The decision to use one or the other or a combination of both is driven by the relationship between the relative interest rate costs and effectiveness of the alternatives, and liquidity needs of the Company. For example, a fixed rate, fixed term loan transaction may initially be funded by commercial paper, resulting in interest rate risk. To reduce this risk, the Company may enter into a hedge that has an inverse correlation to the interest rate sensitivity created, whereby the Company would pay a fixed interest rate and receive a commercial paper interest rate thereby matching the fixed rate, fixed term loan with fixed rate, fixed term debt. Basis risk is similarly managed through the issuance of new debt or the utilization of interest rate swaps or other derivative instruments.

The Company's degree of interest rate sensitivity is continuously monitored and simulated through computer modeling by measuring the repricing characteristics of interest-sensitive assets, liabilities and off-balance sheet derivatives. The results of this modeling are reviewed monthly by the Capital Committee. The interest rate sensitivity modeling techniques employed by the Company essentially include the creation of prospective twelve month "baseline" and "rate shocked" net interest income simulations. At the date that interest rate sensitivity is modeled, "baseline" net interest income is derived considering the current level of interest-sensitive assets and related run-off (including both contractual repayment and historical prepayment experience), the current level of interest-sensitive liabilities and related maturities and the current level of off-balance sheet derivatives. The "baseline" simulation also assumes that, over the next successive twelve months, market interest rates (as of the date of simulation) are held constant and that no new loans are extended. Once the "baseline" net interest income is known, market interest rates, which were previously held constant, are raised 100 basis points instantaneously and parallel across the entire yield curve, and a "rate shocked" simulation is run. Interest rate sensitivity is then measured as the difference between calculated "baseline" and "rate shocked" net interest income.

Utilizing the Company's computer modeling, if no new fixed rate loans or leases were extended and no actions to alter the existing interest rate sensitivity were taken subsequent to September 30, 1998, an immediate hypothetical 100 basis points parallel rise in the yield curve on October 1, 1998 would increase net income by an estimated $3.0 million after-tax over the next twelve months. Although management believes that this measure provides a meaningful estimate of the Company's interest rate sensitivity, it does not adjust for potential changes in the credit quality, size, composition and prepayment characteristics of the balance sheet and other business developments that could affect net income. Accordingly, no assurance can be given that actual results would not differ materially from the potential outcome simulated by the Company's computer modeling. Further, it does not necessarily represent management's current view of future market interest rate movements.

The Company periodically enters into structured financings (involving both the issuance of debt and an interest rate swap with corresponding notional principal amount and maturity) that not only improve liquidity and reduce interest rate risk, but result in a lower overall funding cost than could be achieved by solely issuing debt. For example, in order to fund fixed rate assets, a medium-term variable rate note based upon the U.S. federal funds rate can be issued and coupled with an interest rate swap exchanging the U.S. federal funds rate for a fixed interest rate. This creates, in effect, a lower cost fixed rate medium-term obligation.

Interest rate swaps with notional principal amounts of $4.0 billion at September 30, 1998 and $3.6 billion at December 31, 1997 were designated as hedges against outstanding debt. Such swaps were principally used to effectively convert the interest rate on variable rate debt to a fixed rate. The fixed rate sets the Company's fixed rate term debt borrowing cost over the life of the swap and reduces the Company's exposure to rising interest rates but reduces the Company's benefits from lower interest rates.

Interest rate swaps are further discussed in "Note 7 -- Derivative Financial Instruments" in "Notes to Consolidated Financial Statements."

YEAR 2000 COMPLIANCE

The Company is continuing to address the Year 2000 issue as it relates to the Company's systems and its business. The Company has developed a comprehensive Year 2000 project to remediate its information technology ("IT") systems and to address Year 2000 issues in its non-IT systems. The process of remediation includes the following phases:

          - Planning

          - Assessing

          - Designing (as necessary)

          - Programming (as necessary)

          - Testing

The Company has categorized its IT systems as high, medium or low priority with respect to its ability to conduct business. As of September 30, 1998, the Company had successfully completed the planning and assessing phases for all of its IT systems and:

          - the designing phase for 100% of its high and medium priority IT systems

          - the programming phase for more than 80% of its high and medium priority IT systems

          - the testing phase for more than 50% of its high and medium priority IT systems

The Company estimates that, at September 30, 1998, its Year 2000 project was approximately 70% completed for its high and medium priority IT systems. The remaining 30% is scheduled to be completed by the end of the first quarter of 1999.

A majority of the software used in the Company's IT systems is provided by outside vendors. Approximately 95% of the Company's vendor provided software or software upgrades have been designated by the software vendor as Year 2000 compliant. The Company has implemented a Year 2000 contingency plan to address vendor-supplied software which does not meet the Company's Year 2000 compliance deadlines.

In addition, the Company is currently formulating a contingency plan for business continuation in the event of Year 2000 systems failures. This contingency plan will be based upon the Company's existing disaster recovery plan with modifications for Year 2000 risks. The Company expects to complete its IT systems contingency plan by June 1999.

The Company's non-IT systems used to conduct business at its facilities consist primarily of office equipment (other than computer and communications equipment) and other equipment at the Company's leased office facilities. The Company has inventoried its non-IT systems and has sent Year 2000 questionnaires to its office equipment vendors and landlords to determine the status of their Year 2000 readiness.

Since 1997, the Company has been actively communicating with third parties concerning the status of their Year 2000 readiness by, among other things, sending written Year 2000 inquiries. These third parties include the Company's borrowers, obligors, banks, investment banks, investors, vendors, manufacturers, landlords and suppliers of telecommunication services and other utilities. As part of the process of evaluating our options and attempting to mitigate third party risks, we are collecting and analyzing information from third parties. It is difficult to predict the effect of such third party non-readiness on the business of the Company.

Significant Year 2000 failures in the Company's systems or in the systems of third parties (or third parties upon whom they depend) would have a material adverse effect on the Company's financial condition and results of operations. The Company believes that its reasonably likely worst case Year 2000 scenario is
(i) a material increase in the Company's credit losses due to Year 2000 problems for the Company's borrowers and obligors and (ii) disruption in financial markets causing liquidity stress to the Company. The magnitude of these potential credit losses or disruption cannot be determined at this time.

For the remainder of 1998 and through March 1999, the Company will continue with the remediation and testing of its IT systems. The Company will continue to develop contingency plans and to evaluate third party Year 2000 risks, and will take further steps designed to reduce its exposure to these risks.

The total cost of the Company's Year 2000 project is expected to be approximately $8 million, of which approximately $5 million has been incurred as of September 30, 1998. This amount includes the costs of additional hardware, software and technology consultants, as well as the cost of the Company's systems professionals dedicated to achieving Year 2000 compliance for the Company's IT systems. The Company has included the cost of the Year 2000 project in its annual budgets for information technology. The Company has postponed some non-Year 2000 IT expenditures and initiatives until after 2000 in order to concentrate resources on the Year 2000 issue. The Company does not expect that this will have a material effect on the Company's financial condition and results of operations.

                                    BUSINESS

OVERVIEW

The Company is a leading diversified finance organization offering secured commercial and consumer financing primarily in the United States to smaller, middle-market and larger businesses and to individuals through a nationwide distribution network. The Company commenced operations in 1908 and has developed a broad array of "franchise" strategic business units that focus on specific industries, asset types and markets, which are balanced by client, industry and geographic diversification. The Company believes that its strong credit risk management expertise and long-standing commitment to its markets and its customers provides it with a competitive advantage.

The Company believes that in 1997 it had the largest factoring operation and the fourth largest equipment financing and leasing operation in the United States. The Company also has a leading market position in recreation vehicle lending and has significant operations in commercial finance, sales finance and home equity lending. In addition, the Company has significant operations financing the aerospace, construction, transportation, machine tool manufacturing and railroad industries.

COMMERCIAL

The Company's commercial operations are diverse and provide a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries, including aerospace, retailing, construction, rail, machine tool, business aircraft, apparel, textiles, electronics and technology, chemicals, manufacturing and transportation. The secured lending, leasing and factoring products of the Company's commercial operations include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing and factoring, debtor-in-possession and turnaround financing and acquisition and expansion financing.

The following table sets forth the financing and leasing assets of the Company's commercial segment at December 31 of each of the years in the five-year period ended December 31, 1997, and at September 30, 1998.

                       -------------------------------------------------------------------------
                                                             DECEMBER 31,
                       SEPTEMBER 30,   ---------------------------------------------------------
                           1998          1997        1996        1995        1994        1993
Dollars in             -------------   ---------   ---------   ---------   ---------   ---------
millions
Equipment Financing
  and Leasing........    $12,587.1     $11,709.7   $11,321.6   $10,591.6   $ 9,631.1   $ 9,027.4
Factoring............      2,762.1       2,113.1     1,804.7     1,743.3     1,896.2       981.9
Commercial Finance...      2,595.4       2,137.7     2,033.4     2,229.7     2,161.7     1,927.8
                         ---------     ---------   ---------   ---------   ---------   ---------
                         $17,944.6     $15,960.5   $15,159.7   $14,564.6   $13,689.0   $11,937.1
                         =========     =========   =========   =========   =========   =========

The Company's commercial operations generate transactions through direct calling efforts with borrowers, lessees, equipment end-users, manufacturers and distributors and through referral sources and other intermediaries. In addition, the Company's strategic business units jointly structure transactions and refer or cross-sell transactions to other Company units to best meet customers' overall financing needs. The Company's marketing efforts are supplemented by its Multi-National Marketing Group, which promotes the Company's products to the U.S. subsidiaries of foreign corporations in need of asset-based financing, developing business through referrals from DKB and through direct calling efforts. The Company also buys and sells participations in and syndications of finance receivables and/or lines of credit. In addition, from time to time in the normal course of business, the Company purchases finance receivables in bulk to supplement its own originations and sells selected finance receivables and equipment under operating leases for risk management and/or other balance sheet management purposes.

EQUIPMENT FINANCING AND LEASING

The Company's Equipment Financing and Leasing operations had total financing and leasing assets of $12.6 billion at September 30, 1998, representing 55.1% of the Company's total financing and leasing assets. The Company's Equipment Financing and Leasing operations are conducted through two strategic business units: (i) The CIT Group/Equipment Financing ("Equipment Financing"), which focuses on the broad distribution of its products through manufacturers, dealers/distributors, intermediaries and direct calling primarily with the construction, transportation and machine tool industries; and (ii) The CIT Group/Capital Finance ("Capital Finance"), which focuses on the direct marketing of customized transactions relating primarily to commercial aircraft and rail equipment.

Equipment Financing and Capital Finance personnel have extensive expertise in managing equipment over its full life cycle, such as, in the case of Capital Finance, the expertise to repossess commercial aircraft, if necessary, to obtain required maintenance and repairs for such aircraft, and to recertify such aircraft with appropriate authorities. Equipment Financing's and Capital Finance's equipment and industry expertise enable them to evaluate effectively residual value risk and to manage equipment and residual value risks by locating alternative equipment users and/or purchasers in order to minimize such risk and/or the risk of equipment remaining idle for extended periods of time or in amounts that could materially impact profitability. For the period 1993 through 1997, Equipment Financing and Capital Finance have realized in excess of 100% of the aggregate booked residual value in connection with equipment sales.

The following table sets forth certain information concerning the financing and leasing assets of Equipment Financing and Leasing at December 31 of each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                       -----------------------------------------------------------------------
                                                            DECEMBER 31,
                       SEPTEMBER 30,   -------------------------------------------------------
                           1998          1997        1996        1995        1994       1993
Dollars in             -------------   ---------   ---------   ---------   --------   --------
millions
Finance
  receivables --
  loans..............    $ 5,621.6     $ 5,671.7   $ 6,357.5   $ 6,383.4   $5,852.6   $5,607.3
Finance
  receivables --
  leases.............      4,570.5       4,132.4     3,562.0     3,095.2    2,910.6    2,668.2
Operating lease
  equipment, net.....      2,395.0       1,905.6     1,402.1     1,113.0      867.9      751.9
                         ---------     ---------   ---------   ---------   --------   --------
Total financing and
  leasing assets.....    $12,587.1     $11,709.7   $11,321.6   $10,591.6   $9,631.1   $9,027.4
                         =========     =========   =========   =========   ========   ========

On January 1, 1997, $1,519.2 million of financing and leasing assets and related marketing and servicing operations were transferred from Capital Finance to Equipment Financing. The transferred financing and leasing assets and operations were considered more complementary to the Equipment Financing business and the transfers were undertaken to increase Equipment Financing's nationwide market reach and further utilize its existing systems and infrastructure. The transfer has also enabled Capital Finance to focus on the specialized markets and industries best served by its ability to handle larger customized financings of capital equipment, particularly commercial aircraft and railcars.

Equipment Financing
Equipment Financing is the largest of the Company's strategic business units with total financing and leasing assets of $8.7 billion at September 30, 1998, representing 38.3% of the Company's total financing and leasing assets. Equipment Financing offers secured equipment financing and leasing products, including direct secured loans, leases, revolving lines of credit, operating leases, sale and leaseback arrangements, vendor financing and specialized wholesale and retail financing for distributors and manufacturers.

Equipment Financing is a leading nationwide asset-based equipment lender. At September 30, 1998, its portfolio included significant outstandings to customers in a number of different industries, with manufacturing being the largest as a percentage of financing and leasing assets, followed by construction and transportation. The Equipment Financing portfolio at September 30, 1998 included many different types of equipment, including construction, transportation and manufacturing equipment and business aircraft.

Equipment Financing originates its products through direct calling on customers and through its relationships with manufacturers, dealers/distributors and intermediaries that have leading or significant marketing positions in their respective industries. This provides Equipment Financing with efficient access to equipment end-users in many industries across a variety of equipment types.

The following table sets forth certain information concerning the financing and leasing assets of Equipment Financing at December 31 of each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                       --------------------------------------------------------------------
                                                           DECEMBER 31,
                       SEPTEMBER 30,   ----------------------------------------------------
                           1998          1997       1996       1995       1994       1993
                       -------------   --------   --------   --------   --------   --------
Dollars in millions
Finance
  receivables --
  loans..............    $4,826.2      $4,622.8   $3,859.0   $3,657.0   $3,081.7   $2,690.0
Finance
  receivables --
  leases.............     3,234.1       2,780.6    1,757.8    1,272.9    1,188.0    1,191.0
Operating lease
  equipment, net.....       676.7         623.8      426.6      363.0      219.2      186.2
                         --------      --------   --------   --------   --------   --------
Total financing and
  leasing assets.....    $8,737.0      $8,027.2   $6,043.4   $5,292.9   $4,488.9   $4,067.2
                         ========      ========   ========   ========   ========   ========

Capital Finance
Capital Finance had financing and leasing assets of $3.9 billion at September 30, 1998, which represented 16.9% of the Company's total financing and leasing assets. Capital Finance specializes in customized secured financing, including leases, loans, operating leases, single investor leases, debt and equity portions of leveraged leases and sale and leaseback arrangements relating primarily to end-users of commercial aircraft and railcars. Typical Capital Finance customers are middle-market to larger-sized companies.

Capital Finance has provided financing to commercial airlines for over 30 years. The Capital Finance aerospace portfolio includes most of the leading U.S. and foreign commercial airlines. Capital Finance has developed strong relationships with most major airlines and all major aircraft and aircraft engine manufacturers, which provide Capital Finance with access to technical information. Such access supports customer service and provides opportunities to finance new business.

Capital Finance has over 25 years experience in financing the rail industry, contributing to its knowledge of asset values, industry trends, product structuring and customer needs. To strengthen its position in the rail financing market, Capital Finance formed a dedicated rail equipment group in 1994 and currently maintains relationships with several leading railcar manufacturers in the U.S. The Capital Finance rail portfolio includes all of the U.S. and Canadian Class I railroads and numerous shippers. The Capital Finance operating lease fleet includes primarily covered hopper cars used to ship grain and agricultural products and plastic pellets, gondola cars for coal, steel coil and mill service, open hopper cars for coal and aggregates, center beam flat cars for lumber and boxcars for paper and auto parts.

New business is generated by Capital Finance through (i) direct calling efforts with equipment end-users and borrowers, including major airlines, railroads and shippers, (ii) relationships with aerospace, railcar and other manufacturers and
(iii) intermediaries and other referral sources.

The following table sets forth certain information concerning the financing and leasing assets of Capital Finance at December 31 of each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                       --------------------------------------------------------------------
                                                           DECEMBER 31,
                       SEPTEMBER 30,   ----------------------------------------------------
                           1998          1997       1996       1995       1994       1993
                       -------------   --------   --------   --------   --------   --------
Dollars in millions
Finance
  receivables --
  loans..............    $  795.4      $1,048.9   $2,498.5   $2,726.4   $2,770.9   $2,917.3
Finance
  receivables --
  leases.............     1,336.4       1,351.8    1,804.2    1,822.3    1,722.6    1,477.2
Operating lease
  equipment, net.....     1,718.3       1,281.8      975.5      750.0      648.7      565.7
                         --------      --------   --------   --------   --------   --------
Total financing and
  leasing assets.....    $3,850.1      $3,682.5   $5,278.2   $5,298.7   $5,142.2   $4,960.2
                         ========      ========   ========   ========   ========   ========

FACTORING

The CIT Group/Commercial Services ("Commercial Services") factoring operation had total financing and leasing assets of $2.8 billion at September 30, 1998, which represented 12.1% of the Company's total financing and leasing assets. Commercial Services offers a full range of domestic and international customized credit protection and lending services that include factoring, working capital and term loans, receivable management outsourcing, bulk purchases of accounts receivable, import and export financing and letter of credit programs.

Commercial Services provides financing to its clients through the purchase of accounts receivables owed to clients by their customers, usually on a non-recourse basis, as well as by guaranteeing amounts due under letters of credit issued to the clients' suppliers which are collateralized by accounts receivable and other assets. The purchase of accounts receivable is traditionally known as "factoring" and results in the payment by the client of a factoring fee, generally a percentage of the factored sales volume. When Commercial Services "factors" (i.e., purchases) a customer invoice from a client, it records the customer receivable as an asset and also establishes a liability for the funds due to the client ("credit balances of factoring clients"). Commercial Services also may advance funds to its clients prior to collection of receivables, typically in an amount up to 80% of eligible accounts receivable (as defined for that transaction), charging interest on such advances (in addition to any factoring fees) and satisfying such advances from receivables collections.

Clients use Commercial Services' products and services for various purposes, including improving cash flow, mitigating or reducing the risk of bad debt chargeoffs, increasing sales, improving management information and converting the high fixed cost of operating a credit and collection department into a lower and variable expense based on sales volume.

Commercial Services generates business regionally from a variety of sources, including direct calling and referrals from existing clients and other referral sources.

The following table sets forth certain information concerning the financing and leasing assets of Commercial Services at December 31 of each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                       ------------------------------------------------------------------
                                                          DECEMBER 31,
                       SEPTEMBER 30,   --------------------------------------------------
                           1998          1997       1996       1995       1994      1993
                       -------------   --------   --------   --------   --------   ------
Dollars in millions
Total financing and
  leasing assets.....    $2,762.1      $2,113.1   $1,804.7   $1,743.3   $1,896.2   $981.9

COMMERCIAL FINANCE

At September 30, 1998, Commercial Finance financing and leasing assets totaled $2.6 billion, representing 11.4% of the Company's total financing and leasing assets. The Company's Commercial Finance operations are conducted through two strategic business units: (i) The CIT Group/Business Credit ("Business Credit"), which provides secured financing primarily to middle-market to larger-sized borrowers; and (ii) The CIT Group/Credit Finance ("Credit Finance"), which provides secured financing primarily to smaller-sized to middle-market borrowers.

The following table sets forth certain information concerning Commercial Finance financing and leasing assets at December 31 of each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                       --------------------------------------------------------------------
                                                           DECEMBER 31,
                       SEPTEMBER 30,   ----------------------------------------------------
                           1998          1997       1996       1995       1994       1993
                       -------------   --------   --------   --------   --------   --------
Dollars in millions
Business Credit......    $1,545.5      $1,247.9   $1,235.6   $1,471.0   $1,442.1   $1,282.1
Credit Finance.......     1,049.9         889.8      797.8      758.7      719.6      645.7
                         --------      --------   --------   --------   --------   --------
Total financing and
  leasing assets.....    $2,595.4      $2,137.7   $2,033.4   $2,229.7   $2,161.7   $1,927.8
                         ========      ========   ========   ========   ========   ========

In October 1997, $95.0 million of small ticket commercial finance receivables were transferred from Business Credit to Credit Finance.

Business Credit
Financing and leasing assets of Business Credit totaled $1.5 billion at September 30, 1998 and represented 6.8% of the Company's total financing and leasing assets. Business Credit offers senior revolving and term loans secured by accounts receivable, inventories and fixed assets to middle-market and larger-sized companies. Such loans are used by clients primarily for growth, expansion, acquisitions, refinancings and debtor-in-possession and turnaround financings. Business Credit sells and purchases participation interests in such loans to and from other lenders.

Through its variable interest rate senior revolving and term loan products, Business Credit meets its customers' financing needs for working capital, growth, acquisition and other financing situations otherwise not met through bank or other unsecured financing alternatives. Business

Credit typically structures financings on a fully secured basis, though, from time to time, it may look to a customer's cash flow to support a portion of the credit facility. Revolving and term loans are made on a variable interest rate basis based on published indexes such as LIBOR or a prime rate of interest.

Business is originated through direct calling efforts and intermediary and referral sources. Business Credit has focused on increasing the proportion of direct business origination to improve its ability to capture or retain refinancing opportunities and to enhance finance income.

Credit Finance
Financing and leasing assets of Credit Finance totaled $1.0 billion at September 30, 1998 and represented 4.6% of the Company's total financing and leasing assets. Credit Finance offers revolving and term loans to smaller-sized and middle-market companies secured by accounts receivable, inventories and fixed assets. Such loans are used by clients for working capital, refinancings, acquisitions, leveraged buyouts, reorganizations, restructurings, turnarounds and Chapter 11 financing and confirmation plans. Credit Finance sells participation interests in such loans to other lenders and purchases participation interests in such loans originated by other lenders. Credit Finance borrowers are generally smaller and cover a wider range of credit quality than those of Business Credit. While both Business Credit and Credit Finance offer financing secured by accounts receivable, inventories and fixed assets, Credit Finance places a higher degree of reliance on collateral and is generally more focused on credit monitoring in its business.

Business is originated through the sales and regional offices and is also developed through intermediaries and referral relationships and through direct calling efforts. Credit Finance has developed long-term relationships with selected finance companies, banks and other lenders and with many diversified referral sources.

CONSUMER

At September 30, 1998, the Company's consumer segment financing and leasing assets totaled $4.8 billion, representing 21.0% of the Company's total financing and leasing assets. The consumer segments' managed assets were $7.4 billion at September 30, 1998, representing 29.1% of total managed assets.

The Company's consumer business is focused primarily on home equity lending and on retail sales financing secured by recreation vehicles, manufactured housing and recreational boats. Home equity lending is performed by The CIT Group/Consumer Finance ("Consumer Finance") business unit. Sales financing for consumer products sold through dealers is performed by The CIT Group/Sales Financing ("Sales Financing") business unit. Sales Financing began providing wholesale inventory financing to manufactured housing and recreational boat dealers in 1997 utilizing its dealer and manufacturer relationships, and to recreational vehicle dealers in 1998. Sales Financing also provides contract servicing for securitization trusts and other third parties through a centralized Asset Service Center ("ASC"). Additionally, in the ordinary course of business, Consumer Finance and Sales Financing purchase loans and portfolios of loans from banks, thrifts and other originators of consumer loans.

The following table sets forth certain information regarding the Company's consumer business segment at December 31 for each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                            --------------------------------------------------------------------
                                                                DECEMBER 31,
                            SEPTEMBER 30,   ----------------------------------------------------
                                1998          1997       1996       1995       1994       1993
                            -------------   --------   --------   --------   --------   --------
Dollars in millions
Consumer Finance
  Financing and leasing
     assets...............    $2,123.7      $1,992.3   $2,005.5   $1,039.0   $  570.8   $  131.3
  Finance receivables
     previously
     securitized and
     currently managed by
     the Company..........       661.2         453.8         --         --         --         --
                              --------      --------   --------   --------   --------   --------
Managed assets............    $2,784.9      $2,446.1   $2,005.5   $1,039.0   $  570.8   $  131.3
                              ========      ========   ========   ========   ========   ========
Sales Financing
  Financing and leasing
     assets...............    $2,681.4      $1,940.7   $1,349.8   $1,416.9   $1,471.2   $1,458.0
  Finance receivables
     previously
     securitized and
     currently managed by
     the Company..........     1,925.7       1,931.8    1,437.4      916.5      306.7      175.6
                              --------      --------   --------   --------   --------   --------
Managed assets............    $4,607.1      $3,872.5   $2,787.2   $2,333.4   $1,777.9   $1,633.6
                              ========      ========   ========   ========   ========   ========
Total financing and
  leasing assets..........    $4,805.1      $3,933.0   $3,355.3   $2,455.9   $2,042.0   $1,589.3
Consumer finance
  receivables previously
  securitized and
  currently managed by the
  Company.................     2,586.9       2,385.6    1,437.4     916.50      306.7      175.6
                              --------      --------   --------   --------   --------   --------
Total managed assets......    $7,392.0      $6,318.6   $4,792.7   $3,372.4   $2,348.7   $1,764.9
                              ========      ========   ========   ========   ========   ========

Consumer Finance
Financing and leasing assets of Consumer Finance, which aggregated $2.1 billion at September 30, 1998, represented 9.3% of the Company's total financing and leasing assets. The managed assets of Consumer Finance were $2.8 billion at September 30, 1998, or 11.0% of total managed assets. Consumer Finance commenced operations in December 1992. Its products include both fixed and variable rate closed-end loans and variable rate lines of credit. The lending activities of Consumer Finance consist primarily of originating, purchasing and selling loans secured by first or second liens on detached, single family residential properties. Such loans are primarily made for the purpose of consolidating debts, refinancing an existing mortgage, funding home improvements, paying education expenses and, to a lesser extent, purchasing a home, among other reasons. Consumer Finance originates loans through brokers and correspondents as well as on a direct marketing basis.

The Company believes that its network of Consumer Finance offices, located in most major U.S. markets, enables it to provide a competitive, extensive product offering complemented by high levels of service delivery. Through experienced lending professionals and automation, Consumer

Finance provides rapid turnaround time from application to loan funding, a characteristic considered to be critical by its broker and correspondent relationships.

Sales Financing
The financing and leasing assets of Sales Financing, which aggregated $2.7 billion at September 30, 1998, represented 11.7% of the Company's total financing and leasing assets. The managed assets of Sales Financing were $4.6 billion at September 30, 1998, or 18.1% of total managed assets. The lending activities of Sales Financing consist primarily of providing nationwide retail financing for the purchase of new and used recreation vehicles, manufactured housing and recreational boats. During 1997, Sales Financing began providing wholesale manufactured housing and recreational boat inventory financing directly to dealers. Sales Financing originates loans predominantly through recreation vehicle, manufactured housing and recreational boat dealer, manufacturer and broker relationships.

The following table sets forth certain information with respect to the managed assets of Sales Financing at December 31 for each of the years in the five-year period ended December 31, 1997 and at September 30, 1998.

                       --------------------------------------------------------------------
                                                           DECEMBER 31,
                       SEPTEMBER 30,   ----------------------------------------------------
                           1998          1997       1996       1995       1994       1993
Dollars in millions    -------------   --------   --------   --------   --------   --------
Retail recreation
  vehicle finance
  receivables........    $1,786.3      $1,596.5   $1,256.9   $1,144.2   $1,016.3   $1,022.4
                         --------      --------   --------   --------   --------   --------
Retail manufactured
  housing finance
  receivables........     1,617.3       1,471.9    1,202.5    1,032.3      690.0      572.3
                         --------      --------   --------   --------   --------   --------
Retail recreational
  boat finance
  receivables........       978.4         682.5      327.8      156.9       71.6       38.9
                         --------      --------   --------   --------   --------   --------
Wholesale inventory
  financing finance
  receivables........       225.1         121.6         --         --         --         --
                         --------      --------   --------   --------   --------   --------
Total managed
  assets.............    $4,607.1      $3,872.5   $2,787.2   $2,333.4   $1,777.9   $1,633.6
                         ========      ========   ========   ========   ========   ========

Servicing
The ASC centrally services and collects substantially all of the Company's consumer finance receivables including loans originated or purchased by Sales Financing or Consumer Finance, as well as loans originated or purchased and subsequently securitized with servicing retained. The servicing portfolio also includes loans owned by third parties that are serviced by Sales Financing for a fee on a "contract" basis. At September 30, 1998, the consumer finance servicing portfolio aggregated approximately 285,600 loans, including $1.1 billion of finance receivables serviced for third parties.

Securitization Program
The Company funds its balance sheet assets using its access to the commercial paper, medium-term note and capital markets. In an effort to broaden its funding sources and to provide an additional source of liquidity, the Company, in 1992, established a program to opportunistically access the public and private asset backed securitization markets. Current products utilized in the Company's program include consumer loans secured by recreation vehicles, recreational boats and residential real estate. The Company has sold $4.0 billion of finance receivables since the inception of the Company's asset backed securitization program and the remaining pool balance at September 30, 1998 was $2.6 billion or 10.2% of the Company's total managed assets.

Under a typical asset backed securitization, the Company sells a "pool" of secured loans to a special purpose entity, that, in turn, issues certificates and/or notes that are collateralized by the loan pool and that entitle the holders thereof to participate in certain loan pool cash flows. The Company retains the servicing of the securitized loans, for which it is paid a fee, and also participates in certain "residual" loan pool cash flows (cash flows after payment of principal and interest to certificate and/or note holders and after credit losses). At the date of securitization, the Company estimates the "residual" cash flows to be received over the life of the securitization, records the present value of these cash flows as an interest-only receivable, or I/O (a retained interest in the securitization), and recognizes a gain. The I/O is then amortized over the estimated life of the related loan pool.

The Company, in its estimation of residual cash flows and related I/Os, inherently employs a variety of financial assumptions, including loan pool credit losses, prepayment speeds and discount rates. These assumptions are empirically supported by both the Company's historical experience and anticipated trends relative to the particular products securitized. Subsequent to the recognition of I/Os, the Company regularly reviews such assets for valuation impairment. These reviews are performed on a disaggregated basis. Fair values of I/Os are calculated utilizing current and anticipated credit losses, prepayment speeds and discount rates and are then compared to the Company's carrying values. Carrying value of the Company's I/Os at September 30, 1998 was $165.4 million and approximated fair value.

EQUITY INVESTMENTS

The CIT Group/Equity Investments and its subsidiary The CIT Group/Venture Capital (together "Equity Investments") originate and participate in merger and acquisition transactions, purchase private equity and equity-related securities and arrange transaction financing. Equity Investments also invests in emerging growth opportunities in selected industries, including the life sciences, information technology, communications and consumer products industries. Equity Investments made its first investment in 1991 and had total investments of $87.3 million at September 30, 1998.

REGULATION

DKB is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "Bank Holding Company Act"), and is registered as such with the Federal Reserve. As a result, the Company is subject to certain provisions of the Bank Holding Company Act and is subject to examination by the Federal Reserve. In general, the Bank Holding Company Act limits the activities in which a bank holding company and its subsidiaries may engage to those of banking or managing or controlling banks or performing services for their subsidiaries and to continuing activities which the Federal Reserve has determined to be "so closely related to banking or managing or controlling banks as to be a proper incident thereto." The Company's current principal business activities constitute permissible activities for a nonbank subsidiary of a bank holding company.

The Bank Holding Company Act and the Federal Reserve's regulations generally require the Company to obtain the approval of the Federal Reserve before the Company may engage directly or through a subsidiary in new activities or make an acquisition or establish a joint venture. To request such an approval from the Federal Reserve, DKB would need to submit a notice that provides extensive information both about the proposed activity, acquisition or joint venture and about the financial condition and operations of DKB and the Company. The Bank Holding Company Act will continue to apply to the Company for as long as DKB holds 25% or more of any class of the Company's voting stock or otherwise is deemed by the Federal Reserve to control the management or operations of the Company under the Bank Holding Company Act and the Federal Reserve's regulations and interpretations thereunder.

In addition to being subject to the Bank Holding Company Act, DKB is subject to Japanese banking laws, regulations, guidelines and orders that affect permissible activities of the Company. DKB and the Company have entered into an agreement in order to facilitate DKB's compliance with applicable U.S. and Japanese banking laws, or the regulations, interpretations, policies, guidelines, requests, directives and orders of the applicable regulatory authorities or the staffs thereof or a court (collectively, the "Banking Laws"). That agreement prohibits the Company from engaging in any new activity or entering into any transaction for which prior approval, notice or filing is required under Banking Laws without the required prior approval having been obtained, prior notice having been given or made by DKB and accepted or such filings having been made. The Company is also prohibited from engaging in any activity as would cause DKB, the Company or any affiliate of DKB or the Company to violate any Banking Laws. In the event that, at any time, it is determined by DKB that any activity then conducted by the Company is prohibited by any Banking Law, the Company is required to take all reasonable steps to cease such activity. Under the terms of that agreement, DKB is responsible for making all determinations as to compliance with applicable Banking Laws.

Two of the subsidiaries of the Company are investment companies organized under
Article XII of the New York Banking Law and, as a result, the activities of these subsidiaries are restricted by state banking laws and these subsidiaries are subject to examination by state banking examiners. Also, any person or entity seeking to purchase "control" of the Company would be required to apply for and obtain the prior approval of the Superintendent of Banks of the State of New York. "Control" is presumed to exist if a person or entity would, directly or indirectly, own, control or hold (with power to vote) 10% or more of the voting stock of the Company.

The operations of the Company are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things, (i) regulate credit granting activities, (ii) establish maximum interest rates, finance charges and other charges, (iii) regulate customers' insurance coverages, (iv) require disclosures to customers, (v) govern secured transactions and (vi) set collection, foreclosure, repossession and claims handling procedures and other trade practices.

The Company's consumer finance business is subject to detailed enforcement and supervision by state authorities under legislation and regulations which generally require licensing of the lender. Licenses are renewable and may be subject to suspension or revocation for violations of such laws and regulations. Applicable state laws generally regulate interest rates and other charges and require certain disclosures. In addition, most states have other laws, public policies and general principles of equity relating to the protection of consumers, unfair and deceptive practices and practices that may apply to the origination, servicing and collection of consumer finance loans. Depending on the provision of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the Company's ability to collect all or part of the principal of or interest on consumer finance loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the Company to damages and administrative sanctions.

Federal laws preempt state usury ceilings on first mortgage loans and state laws which restrict various types of alternative dwelling secured receivables, except in those states which have opted out, in whole or in part, of such preemption. Loans may also be subject to other federal laws, including: (i) the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to borrowers and other parties regarding loan terms; (ii) the Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, which require certain disclosures to borrowers and other parties regarding certain loan terms and regulates certain practices with respect to such loans; (iii) the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination in the extension of credit and administration of loans on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act; (iv) the Fair Credit Reporting Act, which regulates the use and reporting of information related to a borrower's credit experience; and (v) the Fair Housing Act, which prohibits discrimination on the basis of, among other things, familial status or handicap.

Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws may limit the ability of the Company to collect all or part of the principal of or interest on applicable loans, may entitle the borrower to rescind the loan and any mortgage or to obtain a refund of amounts previously paid and, in addition, could subject the Company to damages and administrative sanctions.

The above federal and state regulation and supervision could limit the Company's discretion in operating its businesses. For example, state laws often establish maximum allowable finance charges for certain consumer and commercial loans. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted or that interest rates the Company charges will not rise to state maximum levels, the effect of any of which could be to adversely affect the business or results of operations of the Company. Under certain circumstances, the Federal Reserve has the authority to issue orders which could restrict the ability of the Company to engage in new activities or to acquire additional businesses or to acquire assets outside of the normal course of business.

                                   MANAGEMENT

BOARD OF DIRECTORS

The names and ages of all members of the Board of Directors of the Company as of November 12, 1998 and a biographical summary of each such person appear on the following pages. This information has been given to the Company by the Directors. No family relationship exists among these persons. Certain Directors are also directors or trustees of privately held businesses or not-for-profit entities that are not discussed below.

-------------------------------------------------------------------------------
NAME                                 AGE         CURRENT POSITION/OFFICES
----                                 ---    -----------------------------------
Hisao Kobayashi....................  63     Senior Advisor, DKB
                                            Chairman of the Board of Directors
                                            of the Company
Albert R. Gamper, Jr.(1)...........  56     President & Chief Executive Officer
                                            of the Company
Daniel P. Amos.....................  47     President and Chief Executive
                                            Officer of AFLAC Incorporated and
                                            American Family Life Assurance
                                            Company of Columbus
Yoshiro Aoki.......................  52     Managing Director and General
                                            Manager, New York Branch, DKB
Takasuke Kaneko....................  56     Deputy President, DKB
Joseph A. Pollicino(1).............  58     Vice Chairman of the Company
Paul N. Roth.......................  59     Partner, Schulte Roth & Zabel LLP
Peter J. Tobin.....................  54     Dean, College of Business, St.
                                            John's University
Tohru Tonoike(1)...................  48     Senior Executive Vice President of
                                            the Company
Alan F. White......................  60     Senior Associate Dean,
                                            Massachusetts Institute of
                                            Technology, Alfred P. Sloan School
                                            of Management

---------------
(1) Messrs. Gamper, Pollicino and Tonoike, who are listed above as Directors, are also Executive Officers of the Company.

HISAO KOBAYASHI has served as a Director of the Company since December 1989 and as Chairman of the Board of Directors since July 1992. Since May 1995, Mr. Kobayashi has served as a Senior Advisor of DKB, where he had been an employee since 1959. Prior to his appointment as a Senior Advisor, Mr. Kobayashi served in a number of executive positions at DKB, including most recently as Senior Managing Director from May 1993 and Managing Director from June 1991. Mr. Kobayashi is a director of AFLAC Incorporated, a life insurance company, and Nippon Light Metal Co., Limited, a Japanese corporation.

ALBERT R. GAMPER, JR. has served as President and Chief Executive Officer since December 1989 and as a Director since May 1984. From May 1987 to December 1989, Mr. Gamper served as Chairman and Chief Executive Officer. Prior to December 1989,

Mr. Gamper also held a number of executive positions at Manufacturers Hanover Corporation, where he had been employed since 1962.

DANIEL P. AMOS has served as a Director of the Company since January 1998. Mr. Amos has served as President and Chief Executive Officer of AFLAC Incorporated, a life insurance company, and of its principal subsidiary, American Family Life Assurance Company of Columbus, since August 1990. Mr. Amos is a director of AFLAC Incorporated and Georgia Power Company.

YOSHIRO AOKI has served as a Director of the Company since July 1997. Mr. Aoki has been Managing Director and General Manager of the New York Branch of DKB since May 1998. Previously, Mr. Aoki served as Director and General Manager of the New York Branch of DKB since June 1997 and General Manager of the New York Branch since May 1997. Prior to such time, Mr. Aoki served as General Manager of the Kabutocho Branch of DKB since May 1995 and as Assistant General Manager of the Personnel Division of DKB since February 1991.

TAKASUKE KANEKO has served as a Director of the Company since June 1995. He also was a Director and Senior Executive Vice President of the Company from December 1989 to May 1993. Mr. Kaneko is Deputy President of DKB, a position he has held since June 1997. Previously, Mr. Kaneko served as Senior Managing Director from May 1997 and as Managing Director of DKB since May 1995. Prior to such time, Mr. Kaneko served in a number of other positions at DKB, including Director and General Manager of the International Planning and Coordination Division since August 1994, Director and General Manager of the International Planning Division since June 1994 and General Manager of the International Finance Division since May 1993.

JOSEPH A. POLLICINO has served as a Director of the Company since August 1986 and Vice Chairman of its Board of Directors since December 1989. Prior to December 1989, Mr. Pollicino held a number of executive positions at the Company and at Manufacturers Hanover Corporation, where he had been employed since 1957.

PAUL N. ROTH has served as a Director of the Company since December 1989. Mr. Roth has been a partner in the New York law firm of Schulte Roth & Zabel LLP since it was founded in 1969.

PETER J. TOBIN has served as a Director of the Company since May 1984. Mr. Tobin has been Dean of the College of Business at St. John's University since August 1998. From April 1996 to December 1997, Mr. Tobin was the Chief Financial Officer of The Chase Manhattan Corporation. From January 1992 to April 1996, Mr. Tobin served as Chief Financial Officer of Chemical Bank & Chemical Banking Corporation, and prior to that he served in a number of executive positions at Manufacturers Hanover Corporation.

TOHRU TONOIKE has served as Senior Executive Vice President and as a Director of the Company since April 1997. Prior to April 1997, Mr. Tonoike was employed by DKB since April 1973, where he served in a number of executive positions including, most recently, Head of the Americas Office in the International Planning and Coordination Division since September 1996, Assistant General Manager of Corporate Finance Division I since September 1993 and Head of the CIT Office in the Americas Division since October 1992.

ALAN F. WHITE has served as a Director of the Company since March 1998. Mr. White has served as Senior Associate Dean of the Alfred P. Sloan School of Management, Massachusetts Institute of Technology, since 1991. Mr. White has held a number of other positions with the Sloan School of Management since 1973, including responsibility for MIT programs in Asia,

Europe, and Latin America and Director of Executive Education at MIT. He is a director of SBS Technologies, Inc. and Celerity Solutions, Inc.

EXECUTIVE OFFICERS OF THE COMPANY

The following are the names, ages and biographical summaries of all executive officers of the Company, other than Messrs. Gamper, Pollicino and Tonoike, who are listed above as Directors, as of November 12, 1998. No family relationship exists among the executive officers of the Company or with any Director. The executive officers were appointed by and hold office at the discretion of the Board of Directors.

---------------------------------------------------------------------------------
NAME                        AGE             CURRENT POSITION/OFFICES(1)
----                        ---   -----------------------------------------------
Joseph M. Leone...........  45    Executive Vice President and Chief Financial
                                  Officer
William M. O'Grady........  58    Executive Vice President -- Administration
Ernest D. Stein...........  58    Executive Vice President, General Counsel and
                                  Secretary
Naoto Takano..............  47    Executive Vice President -- Multi-National
                                  Marketing

---------------
(1) Certain Executive Officers are also directors or trustees of privately held or not-for-profit organizations that are not discussed below.

JOSEPH M. LEONE has served as Executive Vice President and Chief Financial Officer of the Company since July 1995. Previously, Mr. Leone served as Executive Vice President of Sales Financing, a business unit of the Company, from June 1991, and in a number of other executive positions with the Company and Manufacturers Hanover Corporation since May 1982.

WILLIAM M. O'GRADY has served as Executive Vice President of Administration of the Company since January 1986 and previously served in a number of other executive positions with the Company and with RCA Corporation, a prior owner of the Company, from July 1965.

ERNEST D. STEIN has served as Executive Vice President, General Counsel and Secretary of the Company since February 1994. Previously, Mr. Stein served as Senior Vice President and Deputy General Counsel since April 1993, as Senior Vice President and Assistant General Counsel since March 1992, and in a number of executive positions with Manufacturers Hanover Corporation, including Executive Vice President and General Counsel since December 1985.

NAOTO TAKANO has served as Executive Vice President of Multi-National Marketing since May 1998. Previously, Mr. Takano was employed by DKB since April 1976, where he served in a number of executive positions, including Assistant General Manager of International Planning and Coordination Division since January 1992, and as Head of CIT Office concurrently since August 1994.

                             RELATIONSHIP WITH DKB

HISTORY OF OWNERSHIP OF COMMON STOCK

In November 1997, the Company issued 36,225,000 shares of Class A Common Stock in an initial public offering. Prior to November 1997, DKB owned 80% of the issued and outstanding stock of the Company. Subsequent to the initial public offering, DKB owned 100% of the outstanding shares of Class B Common Stock of the Company, over 77% of the economic interest in the Company, and over 94% of the combined voting power of all classes of voting stock of the Company.

At the closing of this offering, DKB will convert all of its Class B Common Stock into an identical number of shares of Class A Common Stock. As a result, there will be no Class B Common Stock outstanding. The Company will not issue any Class B Common Stock in the future. After this offering, DKB will beneficially own 77,000,000 of the outstanding shares of Common Stock of the Company, representing approximately 47% of the outstanding Common Stock. Although DKB will own less than a majority of the outstanding Common Stock after this offering, it will continue to be our largest stockholder and will be able to exercise a significant influence over us. See "Risk Factors -- Relationship with DKB."

For a description of certain provisions of the Company's Amended and Restated Certificate of Incorporation concerning the allocation of business opportunities that may be suitable for both the Company and DKB, see "Description of Capital Stock -- Certain Certificate of Incorporation and By-Law Provisions -- Corporate Opportunities."

The principal executive offices of DKB are located at 1-5, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo 100-0011, Japan.

Set forth below are descriptions of certain agreements, relationships and transactions between the Company and DKB.

REGULATORY COMPLIANCE AGREEMENT

DKB is subject to U.S. and Japanese banking laws, regulations, guidelines and orders that affect permissible activities of the Company. DKB and the Company have entered into the Regulatory Compliance Agreement in order to facilitate DKB's compliance with applicable U.S. and Japanese banking laws, or the regulations, interpretations, policies, guidelines, requests, directives and orders of the applicable regulatory authorities or the staffs thereof or a court (collectively, the "Banking Laws"). That Agreement prohibits the Company from engaging in any new activity or entering into any transaction for which prior approval, notice or filing is required under Banking Laws without the required prior approval having been obtained, prior notice having been given or made by DKB and accepted or such filings having been made. The Company is also prohibited from engaging in any activity as would cause DKB, the Company or any affiliate of DKB or the Company to violate any Banking Laws. In the event that, at any time, it is determined by DKB that any activity then conducted by the Company is prohibited by any Banking Law, the Company is required to take all reasonable steps to cease such activity.

Under the terms of the Regulatory Compliance Agreement, DKB is responsible for making all determinations as to compliance with applicable Banking Laws. The Regulatory Compliance Agreement expires upon the earlier of the date on which DKB owns no shares of Common Stock or DKB, in its sole discretion, requests and obtains an opinion of counsel that (i) DKB will not be required to receive prior approval from or give notice to or make filings with applicable regulatory authorities under the Banking Laws as a result of the Company or any of its subsidiaries engaging in any activity and
(ii) DKB and the Company are no longer subject to the jurisdiction of the Banking Laws with respect to the activities or transactions in which the Company may engage.

REGISTRATION RIGHTS AGREEMENT

The Registration Rights Agreement provides that, upon the request of DKB, its subsidiaries or certain transferees of Common Stock from DKB or its subsidiaries (each, a "Qualified Transferee"), the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of their shares of Class A Common Stock or any shares of Class A Common Stock that are issued or issuable upon conversion of any other security that they may hold for sale in accordance with the intended method of disposition of the holder or holders making such demand for registration. This offering is being conducted pursuant to one such demand by DKB. The Company will also take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. DKB, its subsidiaries or any Qualified Transferee will also have the right, which it may exercise at any time and from time to time, subject to certain limitations, to include any such shares and other securities in other registrations of equity securities of the Company initiated by the Company on its own behalf or on behalf of its other stockholders. The Company agrees to pay all costs and expenses in connection with each such registration which DKB, any subsidiary thereof or any Qualified Transferee initiates or in which any of them participates. The Registration Rights Agreement contains indemnification and contribution provisions: (i) by DKB and its permitted assigns for the benefit of the Company; and (ii) by the Company for the benefit of DKB and other persons entitled to effect registrations of Class A Common Stock (and other securities) pursuant to its terms, and related persons.

TAX ALLOCATION AGREEMENT

DKB does not include the Company in its consolidated group for federal income tax purposes. DKB includes the Company in its consolidated group for state income tax purposes only in the State of California. Pursuant to a Tax Allocation Agreement, dated as of October 23, 1991 (the "Tax Allocation Agreement"), the Company and certain other subsidiaries of DKB file a consolidated unitary California franchise tax return and have elected to file that return on a "water's edge" basis. Under the Tax Allocation Agreement, the Company is obligated to pay to DKB the California franchise tax that the Company would have paid as if it were filing on the same basis it would have filed on had it not entered into the Tax Allocation Agreement, and its liability cannot exceed the tax liability it would have incurred had it not entered into the Tax Allocation Agreement. DKB absorbs any residual cost or benefit of the filing of a consolidated unitary California franchise tax return. The Tax Allocation Agreement will not apply to the period after the consummation of this offering since DKB and the Company will no longer be part of a commonly controlled group for California income tax purposes.

                              SELLING STOCKHOLDER

DKB holds in the aggregate 126,000,000 shares of Class B Common Stock, which represents all of the outstanding Class B Common Stock and approximately 94% of the combined voting power and approximately 77% of the economic interest of all the outstanding Common Stock. At the closing of this offering, DKB will convert all of its Class B Common Stock into an identical number of shares of Class A Common Stock, which will then be the only class of Common Stock outstanding. DKB is hereby offering 49,000,000 shares of Class A Common Stock. After this offering, DKB will own 77,000,000 of the outstanding shares of Common Stock, which will represent in the aggregate approximately 47% of the voting power and economic interest of all of the outstanding Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The authorized capital stock of CIT consists of (i) 700,000,000 shares of Class A Common Stock and 510,000,000 shares of Class B Common Stock and (ii) 50,000,000 shares of Preferred Stock. No Preferred Stock is outstanding and after this offering, no shares of Class B Common Stock will be outstanding. The Company will not issue any Class B Common Stock in the future. At the closing of this offering, all of the outstanding 126,000,000 shares of Class B Common Stock will be converted into an identical number of shares of Class A Common stock and 162,537,579 shares of Class A Common Stock (including 921,379 shares of restricted Class A Common Stock) will be outstanding, of which 77,000,000 shares will be beneficially owned by DKB. In addition, there are (i) options to purchase 3,915,524 shares of Class A Common Stock and (ii) 7,379,173 shares of Class A Common Stock which have been reserved for future issuance under employee benefit plans. The following description of CIT's Class A Common Stock is intended as a summary only and is qualified in its entirety by reference to CIT's Amended and Restated Certificate of Incorporation, which is on file with the SEC, and to Delaware corporate law.

COMMON STOCK

Voting Rights
Holders of Class A Common Stock are entitled to one vote per share. Holders of shares of Class A Common Stock are not entitled to cumulate their votes for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all holders of shares of Class A Common Stock present in person or represented by proxy, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or the Company's Amended and Restated Certificate of Incorporation, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Company's Amended and Restated Certificate of Incorporation must be approved by a majority vote of the holders of the outstanding Class A Common Stock.

Dividends
Holders of Class A Common Stock share ratably on a per share basis in any dividends declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock.

Other Rights
In the event of any merger, reorganization or consolidation of the Company with or into another entity in connection with which shares of Class A Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Class A Common Stock are entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Class A Common Stock are entitled to share ratably in any assets available for distribution to holders of shares of Class A Common Stock.

No shares of Class A Common Stock are subject to redemption. Shares of Class A Common Stock do not have preemptive rights to purchase additional shares.

PREFERRED STOCK

The Preferred Stock will be issuable from time to time in one or more series, with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Company's Amended and Restated Certificate of Incorporation to determine, among other things, the rights and preferences and the limitations thereon pertaining to each such series. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A Common Stock and could have certain anti-takeover effects. The Company has no Preferred Stock outstanding and it has no current plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock in the future without stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

Corporate Opportunities
The Company's Amended and Restated Certificate of Incorporation provides that DKB has no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and neither DKB nor any director, officer or other employee thereof (except as provided below) is liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of DKB. In the event that DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both DKB and the Company, DKB has no duty to communicate or offer such corporate opportunity to the Company and is not liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that DKB pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company.

In the event that a director, officer or other employee of the Company who is also a director or officer or other employee of DKB acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and DKB, such director, officer or other employee of the Company is deemed to have fully satisfied and fulfilled the fiduciary duty of such director, officer or other employee of the Company and its stockholders with respect to such corporate opportunity if such director, officer or other employee acts in a manner consistent with the following policy:

     (i) a corporate opportunity offered to any person who is an officer or other employee of the Company, and who is also a director but not an officer or other employee of DKB, belongs to the Company;

     (ii) a corporate opportunity offered to any person who is a director but not an officer or other employee of the Company, and who is also a director or officer or other employee of DKB, belongs to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Company, and otherwise belongs to DKB; and

     (iii) a corporate opportunity offered to any person who is an officer or other employee of both the Company and DKB, or an officer of one and an employee of the other, belongs to the Company if such opportunity is offered to such person in writing solely in his or her capacity as an officer of the Company, and otherwise belongs to DKB.

For purposes of the foregoing:

     (i) A director of the Company who is Chairman of the Board of Directors of the Company or of a committee thereof shall not be deemed to be an officer or employee of the Company by reason of holding such position (without regard to whether such position is deemed an officer of the Company under the By-Laws of the Company), unless such person is a full-time employee of the Company; and

     (ii) (A) The term "Company" means the Company and all corporations, partnerships, joint ventures, associations and other entities controlled directly or indirectly by the Company through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise and (B) the term "DKB" shall mean DKB and all corporations, partnerships, joint ventures, associations and other entities (other than the Company, defined in accordance with clause
     (A) of this section (ii)) controlled (directly or indirectly) by DKB through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise.

The foregoing provisions of the Company's Amended and Restated Certificate of Incorporation will expire on the date that both DKB ceases to own beneficially Common Stock representing at least 25% of the voting power of all classes of outstanding Common Stock and no person who is a director, officer or employee of the Company is also a director, officer or employee of DKB or any of its subsidiaries (other than the Company).

Any person purchasing or otherwise acquiring Class A Common Stock is deemed to have notice of, and to have consented to, the foregoing provisions of the Company's Amended and Restated Certificate of Incorporation.

Provisions That May Have an Anti-Takeover Effect
Certain provisions to be contained in the Company's Amended and Restated Certificate of Incorporation and By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

The Company's Amended and Restated Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Company is fixed as specified in the By-Laws. The By-Laws provide that, (i) subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors is fixed at ten (10) unless the Board of Directors votes that such number be increased or decreased and (ii) subject to any rights of holders of Preferred Stock, any director may be removed from office, with or without cause, by vote of the holders of a majority of the votes entitled to be cast by the holders of all outstanding shares of Class A Common Stock. In addition, the Amended and Restated Certificate of Incorporation and By-Laws provide that, subject to any rights of holders of Preferred Stock, and unless the Company's Board of Directors otherwise determines, any vacancies may be filled by the affirmative vote of a majority of the remaining members of the Board, though less than a quorum, or by a sole remaining director, and except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

The Company's By-Laws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings must be received in writing by the Company at its principal executive offices not less than 60 nor more than 90 days prior to the first anniversary of the previous year's annual meeting of stockholders, subject to adjustment in certain situations, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Company's Amended and Restated Certificate of Incorporation and By-Laws also provide that special meetings of stockholders may be called only by certain specified officers of the Company or by any such officer at the request in writing of the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Company's Amended and Restated Certificate of Incorporation provides that any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

TRANSACTIONS WITH INTERESTED STOCKHOLDERS

The Company has elected not to be governed by Section 203 of the Delaware General Corporation Law, which provision requires the vote of at least 66 2/3% of the outstanding voting stock of a company not owned by an interested stockholder (as defined) to approve certain business combinations. As a result, any such proposed business combination by the Company will require the vote of only a majority of stockholders.

LIMITATIONS ON DIRECTORS' LIABILITY

The Company's Amended and Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Class A Common Stock is The Bank of New York.

                   CERTAIN UNITED STATES TAX CONSEQUENCES TO
                           NON-UNITED STATES HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to such Non-U.S. Holders in light of their personal circumstances (such as certain tax consequences applicable to pass-through entities) and does not deal with foreign, state and local consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder ("Treasury Regulations") and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Under current law, dividends paid prior to January 1, 2000 to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under final Treasury Regulations issued in October, 1997, however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate (and/or generally to avoid backup withholding, as discussed below) with respect to dividends paid after December 31, 1999 will be required to satisfy applicable certification and other requirements. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above. A Non-U.S. Holder of Class A Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is an individual who is subject to tax pursuant to certain provisions of the Code applicable to U.S. expatriates or
(iv) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, in the event that the Class A Common Stock is considered "regularly traded," the Non-U.S. Holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the Class A Common Stock. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in clause (i) above will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

Class A Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid prior to January 1, 2000 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under final Treasury Regulations issued in October, 1997, however, a Non-U.S. Holder may be subject to backup withholding with respect to dividends paid after December 31, 1999 unless applicable certification requirements are met.

Payment of the proceeds of a sale of Class A Common Stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock by or through a foreign office of a foreign broker. If, however, such broker is, for U.S. federal income tax purposes a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States or, effective after December 31, 1999, another U.S. related person described in Section 1.6049-5(c)(5) of the Treasury Regulations, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

                                  UNDERWRITING

J.P. Morgan & Co. is acting as bookrunning lead manager for this offering. J.P. Morgan & Co. and Salomon Smith Barney are acting as joint lead managers.

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc., Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Warburg Dillon Read LLC are acting as representatives (the "Representatives"), have severally agreed to purchase, and DKB has agreed to sell to them, the respective number of shares of Class A Common Stock set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Class A Common Stock, if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.


                                                              ----------------
                                                              NUMBER OF SHARES
UNDERWRITERS                                                  ----------------
J.P. Morgan Securities Inc. ................................     11,760,000
Salomon Smith Barney Inc....................................     11,760,000
Credit Suisse First Boston Corporation......................      3,920,000
Lehman Brothers Inc. .......................................      3,920,000
Morgan Stanley & Co. Incorporated...........................      3,920,000
Warburg Dillon Read LLC.....................................      3,920,000
CIBC Oppenheimer Corp. .....................................      1,212,500
Donaldson, Lufkin & Jenrette Securities Corporation.........      1,212,500
Fox-Pitt, Kelton Inc. ......................................      1,212,500
Wheat First Securities, Inc. ...............................      1,212,500
Chase Securities Inc. ......................................        618,750
Chatsworth Securities, LLC..................................        618,750
Dresdner Kleinwort Benson North America LLC.................        618,750
Legg Mason Wood Walker, Incorporated........................        618,750
Nesbitt Burns Securities Inc. ..............................        618,750
RBC Dominion Securities Corporation.........................        618,750
Charles Schwab & Co., Inc. .................................        618,750
Scotia Capital Markets (USA) Inc. ..........................        618,750
                                                                 ----------
     Total..................................................     49,000,000
                                                                 ==========

The shares of Class A Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters propose initially to offer the Class A Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.55 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the Class A Common Stock, the public offering price and such concession may be changed.

Pursuant to the Underwriting Agreement, DKB has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 7,350,000 shares of Class A Common Stock on the same terms and conditions as set forth on the cover page hereof. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Class A Common Stock offered hereby. To the extent such option is exercised, such Underwriter will have a commitment, subject to certain conditions, to purchase approximately the same percentage of such additional Class A Common Stock as the number set forth next to each Underwriter's name in the preceding tables bears to the total number of shares of Class A Common Stock offered hereby.

The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by DKB. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase up to an additional 7,350,000 shares. The Company will not pay any underwriting discounts or commissions to the Underwriters in this offering.

                                                                 PAID BY DKB
                                                          --------------------------
                                                              NO            FULL
                                                           EXERCISE       EXERCISE
                                                          -----------    -----------
Per share...............................................  $     0.918    $     0.918
Total...................................................  $44,982,000    $51,729,300

In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Class A Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Class A Common Stock in this offering if the syndicate repurchases previously distributed Class A Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The Company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $1,100,000. DKB will not be responsible for any such expenses.

The Company and DKB have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

The Company, DKB and the Company's directors and certain officers have agreed, with limited exceptions, that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus they will (i) not offer, sell, contract to sell or otherwise dispose of Class A Common Stock or any securities of the Company which are substantially similar to the Class A Common Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities or (ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of Class A Common Stock or any securities substantially similar to the Class A Common Stock (other than (i) pursuant to employee stock option and restricted stock plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus and (ii) the issuance of Common Stock in connection with the transactions described in this Prospectus), without the prior written consent of J.P. Morgan Securities Inc.

The Class A Common Stock is listed on the NYSE under the trading symbol "CIT."

From time to time in the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS

Schulte Roth & Zabel LLP, New York, New York, our counsel, is passing for us on the validity of the Class A Common Stock offered in this Prospectus. Davis Polk & Wardwell, New York, New York, counsel to the Underwriters, is passing for them on certain legal matters relating to the Class A Common Stock offered in this Prospectus. Schulte Roth & Zabel LLP has provided, and may continue to provide, legal services to DKB and its affiliates. Paul N. Roth, a director of the Company, is a partner of Schulte Roth & Zabel LLP.

                                    EXPERTS

The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997 included in or incorporated by reference in this Prospectus, have been included in or incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in or incorporated by reference in this Prospectus, and upon the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this Prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and are incorporating them by reference into this
Prospectus:

     1.  Our Annual Report on Form 10-K for the year ended December 31, 1997;

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     3. Our Current Reports on Form 8-K dated January 15, 1998, January 28, 1998, March 24, 1998, April 22, 1998, June 5, 1998, July 22, 1998, July
         29, 1998, August 27, 1998 and October 15, 1998; and

     4. The description of the Common Stock contained in Registration Statement No. 333-36435, initially filed by us with the SEC on September 26, 1997, which is incorporated by reference into the Registration Statement on Form 8-A, filed by us with the SEC on October 29, 1997.

We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares being offered in this Prospectus are sold.

We will provide without charge to each person to whom a Prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Jeffrey Simon, Senior Vice President-Investor Relations, The CIT Group, Inc., 1211 Avenue of the Americas, New York, New York 10036, telephone (212) 536-1390.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................   F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1997, 1996, and 1995.........................   F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1997, 1996, and 1995.....   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996, and 1995.........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets as of September 30, 1998
  (Unaudited) and December 31, 1997.........................  F-37
Unaudited Consolidated Statements of Income for the Nine
  Months Ended September 30, 1998 and 1997..................  F-38
Unaudited Consolidated Statements of Changes in
  Stockholders' Equity for the Nine Months Ended September
  30, 1998 and 1997.........................................  F-39
Unaudited Consolidated Statements of Cash Flows for the Nine
  Months Ended September 30, 1998 and 1997..................  F-40
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-41

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
The CIT Group, Inc.:

We have audited the accompanying consolidated balance sheets of The CIT Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The CIT Group, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                              KPMG PEAT MARWICK LLP

Short Hills, New Jersey
January 28, 1998

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                          ----------------------
                                                               DECEMBER 31,
                                                          ----------------------
                                                            1997         1996
                                                          ---------    ---------
Dollars in millions
ASSETS
Financing and leasing assets
Loans
  Commercial............................................  $ 9,922.5    $10,195.6
  Consumer..............................................    3,664.8      3,239.0
Lease receivables.......................................    4,132.4      3,562.0
                                                          ---------    ---------
  Finance receivables (Note 3)..........................   17,719.7     16,996.6
Reserve for credit losses (Note 4)......................     (235.6)      (220.8)
                                                          ---------    ---------
  Net finance receivables...............................   17,484.1     16,775.8
Operating lease equipment, net (Note 5).................    1,905.6      1,402.1
Consumer finance receivables held for sale..............      268.2        116.3
Cash and cash equivalents...............................      140.4        103.1
Other assets............................................      665.8        535.2
                                                          ---------    ---------
          Total assets..................................  $20,464.1    $18,932.5
                                                          =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Debt (Notes 6 and 7)
Commercial paper........................................  $ 5,559.6    $ 5,827.0
Variable rate senior notes..............................    2,861.5      3,717.5
Fixed rate senior notes.................................    6,593.8      4,761.2
Subordinated fixed rate notes...........................      300.0        300.0
                                                          ---------    ---------
          Total debt....................................   15,314.9     14,605.7
Credit balances of factoring clients....................    1,202.6      1,134.1
Accrued liabilities and payables........................      660.1        594.0
Deferred federal income taxes (Note 12).................      603.6        523.3
                                                          ---------    ---------
          Total liabilities.............................   17,781.2     16,857.1
Company-obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely
  debentures of the Company (Note 8)....................      250.0           --
Stockholders' equity (Notes 1 and 9)
Common Stock -- 1,000 shares authorized, issued and
  outstanding...........................................         --        250.0
Class A Common Stock, par value $0.01 per share,
  700,000,000 shares authorized and 37,173,527 issued
  and outstanding.......................................        0.4           --
Class B Common Stock, par value $0.01 per share,
  510,000,000 shares authorized and 126,000,000 issued
  and outstanding.......................................        1.3           --
Paid-in capital.........................................      948.3        573.3
Retained earnings.......................................    1,482.9      1,252.1
                                                          ---------    ---------
          Total stockholders' equity....................    2,432.9      2,075.4
                                                          ---------    ---------
          Total liabilities and stockholders' equity....  $20,464.1    $18,932.5
                                                          =========    =========

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                 --------------------------------
                                                     YEARS ENDED DECEMBER 31,
                                                 --------------------------------
                                                   1997        1996        1995
                                                 --------    --------    --------
Dollars in millions (except per share amounts)
Finance income.................................  $1,824.7    $1,646.2    $1,529.2
Interest expense...............................     937.2       848.3       831.5
                                                 --------    --------    --------
  Net finance income...........................     887.5       797.9       697.7
Fees and other income (Note 10)................     247.8       244.1       184.7
Gain on sale of equity interest acquired in
  loan workout.................................      58.0          --          --
                                                 --------    --------    --------
  Operating revenue............................   1,193.3     1,042.0       882.4
                                                 --------    --------    --------
Salaries and general operating expenses (Note
  11)..........................................     428.4       393.1       345.7
Provision for credit losses (Note 4)...........     113.7       111.4        91.9
Depreciation on operating lease equipment (Note
  5)...........................................     146.8       121.7        79.7
Minority interest in subsidiary trust holding
  solely debentures of the Company (Note 8)....      16.3          --          --
                                                 --------    --------    --------
  Operating expenses...........................     705.2       626.2       517.3
                                                 --------    --------    --------
  Income before provision for income taxes.....     488.1       415.8       365.1
Provision for income taxes (Note 12)...........     178.0       155.7       139.8
                                                 --------    --------    --------
  Net income...................................  $  310.1    $  260.1    $  225.3
                                                 ========    ========    ========
Net income per basic share (Note 13)...........  $   1.96    $   1.65    $   1.43
Net income per diluted share (Note 13).........  $   1.95    $   1.64    $   1.43

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                             ---------------------------------------------------------------------------
                                       CLASS A   CLASS B                                       TOTAL
                             COMMON    COMMON    COMMON    PAID-IN   TREASURY   RETAINED   STOCKHOLDERS'
                              STOCK     STOCK     STOCK    CAPITAL    STOCK     EARNINGS      EQUITY
                             -------   -------   -------   -------   --------   --------   -------------
Dollars in millions
Balance, December 31,
  1994.....................  $250.0                        $ 408.3              $1,134.7     $1,793.0
Net income.................                                                        225.3        225.3
Cash dividends.............                                                       (104.1)      (104.1)
                             -------   ------    ------    -------   --------   --------     --------
Balance, December 31,
  1995.....................   250.0                          408.3               1,255.9      1,914.2
Net income.................                                                        260.1        260.1
Cash
  dividends -- regular.....                                                        (98.9)       (98.9)
Cash
  dividends -- special.....                                                       (165.0)      (165.0)
Capital contribution.......                                  165.0                              165.0
                             -------   ------    ------    -------   --------   --------     --------
Balance, December 31,
  1996.....................   250.0                          573.3               1,252.1      2,075.4
Net income.................                                                        310.1        310.1
Cash dividends.............                                                        (79.3)       (79.3)
Recapitalization to Class B
  Common Stock shares (Note
  1).......................  (250.0)             $  1.6      248.4                                0.0
Twenty percent of Class B
  common shares bought
  pursuant to option
  agreement (Note 1).......                        (0.3)             $ (808.0)                 (808.3)
Conversion of Class B
  treasury stock shares to
  Class A Common Stock
  shares and issuance of
  Class A to the public
  (Note 1).................            $  0.3                           808.0                   808.3
Issuance of underwriters
  over-allotment of Class A
  Common Stock shares, net
  (Note 1).................               0.1                117.6                              117.7
Restricted Class A Common
  Stock grants.............                                    9.0                                9.0
                             -------   ------    ------    -------   --------   --------     --------
Balance, December 31,
  1997.....................  $  0.0    $  0.4    $  1.3    $ 948.3   $    0.0   $1,482.9     $2,432.9
                             =======   ======    ======    =======   ========   ========     ========

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           ------------------------------------
                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                   Dollars in millions                        1997         1996         1995
               CASH FLOWS FROM OPERATIONS                  ----------   ----------   ----------
Net income...............................................  $    310.1   $    260.1   $    225.3
  Adjustments to reconcile net income to net cash flows
    from operations:
    Provision for credit losses..........................       113.7        111.4         91.9
    Depreciation and amortization........................       168.6        140.3         88.7
    Provision for deferred federal income taxes..........        80.3         54.1         42.5
    Gains on asset and receivable sales..................      (137.7)       (78.9)       (36.8)
    Increase in accrued liabilities and payables.........        66.1        108.1        131.2
    Increase in other assets.............................       (54.0)       (65.9)       (17.7)
    Other................................................         8.0         (3.7)       (22.7)
                                                           ----------   ----------   ----------
      Net cash flows provided by operations..............       555.1        525.5        502.4
                                                           ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Loans extended...........................................   (33,332.9)   (32,647.2)   (31,292.7)
Collections on loans.....................................    31,419.7     31,132.2     29,463.7
Proceeds from asset and receivable sales.................     1,747.5      1,144.9        816.8
Purchases of assets to be leased.........................      (802.8)      (431.2)      (354.7)
Net (increase) decrease in short-term factoring
  receivables............................................      (238.8)        (0.3)       123.6
Purchases of finance receivables portfolios..............      (176.6)      (661.3)       (22.7)
Proceeds from sales of assets received in satisfaction of
  loans..................................................        37.7         76.7         26.2
Purchase of investment securities........................       (27.5)       (20.8)       (12.1)
Other....................................................       (23.1)       (25.5)       (43.4)
                                                           ----------   ----------   ----------
      Net cash flows used for investing activities.......    (1,396.8)    (1,432.5)    (1,295.3)
                                                           ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of variable and fixed rate
  notes..................................................     4,532.7      4,776.0      3,698.6
Repayments of variable and fixed rate notes..............    (3,556.1)    (3,461.8)    (2,966.0)
Proceeds from issuance of common stock, net..............       926.0           --           --
Purchase of Class B common stock pursuant to option
  agreement..............................................      (808.3)          --           --
Net (decrease) increase in commercial paper..............      (267.4)      (278.6)       445.4
Proceeds from the issuance of Company-obligated
  mandatorily redeemable preferred securities of
  subsidiary trust holding solely debentures of the
  Company................................................       250.0           --           --
Repayments of nonrecourse leveraged lease debt...........      (162.3)      (146.2)      (135.7)
Cash dividends paid......................................       (79.3)      (263.9)      (104.1)
Proceeds from nonrecourse leveraged lease debt...........        43.7         58.1          9.7
Capital contribution from stockholders...................          --        165.0           --
                                                           ----------   ----------   ----------
      Net cash flows provided by financing activities....       879.0        848.6        947.9
                                                           ----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents.....        37.3        (58.4)       155.0
Cash and cash equivalents, beginning of year.............       103.1        161.5          6.5
                                                           ----------   ----------   ----------
Cash and cash equivalents, end of year...................  $    140.4   $    103.1   $    161.5
                                                           ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURES
Interest paid............................................  $    917.5   $    842.6   $    958.8
Federal and state and local income taxes paid............  $    102.1   $    102.5   $     95.0
Noncash transfer of finance receivables to finance
  receivables held for sale..............................  $       --   $    246.6   $    243.6
Noncash transfers of finance receivables to assets
  received in satisfaction of loans......................  $     26.0   $     91.8   $     30.8
Noncash transfer of assets received in satisfaction of
  loans to finance receivables...........................  $      5.4   $     10.9   $     40.6
Noncash transfer of finance receivables to operating
  lease equipment........................................  $       --   $     14.4   $       --

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

The CIT Group, Inc. (the "Company"), formerly known as The CIT Group Holdings, Inc., engages in commercial and consumer financial services activities through a nationwide distribution network.

In November 1997, the Company issued 36,225,000 shares of Class A common stock in an initial public offering (the "Offering"). Prior to November 1997, The Dai-Ichi Kangyo Bank, Limited ("DKB") owned 80% of the issued and outstanding stock of the Company. The remaining 20% of the Company's issued and outstanding stock was owned by The Chase Manhattan Corporation ("Chase"). DKB had an option expiring December 15, 2000 to purchase the remaining 20% common stock interest from Chase. In November 1997, the Company purchased DKB's option at its fair market value, exercised the option to purchase the stock held by Chase and recapitalized the Company by converting the previous common stock to 157,500,000 shares of Class B common stock. Twenty percent of the Class B common stock shares (which has five votes per share) were converted to Class A common stock shares (which has one vote per share) and, in addition to an underwriter's overallotment option, were issued in the Offering. The issuance of Class A common stock pursuant to the underwriter's overallotment resulted in an increase to the Company's stockholders' equity of $117.7 million. At December 31, 1997, DKB owned 100% of the outstanding shares of Class B common stock of the Company, 77.2% of the economic interest in the Company, and 94.4% of the combined voting power of all classes of voting stock of the Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements and accompanying notes include the accounts of The CIT Group, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated. Prior period amounts, principally in the Consolidated Balance Sheets and Statements of Cash Flows, have been reclassified to conform to the current presentation.

Financing and Leasing Assets
The Company provides funding for a variety of financing arrangements including term loans, lease financing and operating leases. The amounts outstanding on loans and leases are referred to as finance receivables and, when combined with consumer finance receivables held for sale, net book value of operating lease equipment, and certain investments, represent financing and leasing assets.

Income Recognition
Finance income includes interest on loans, the accretion of income on direct financing leases, and rents on operating leases. Related origination and other nonrefundable fees and direct origination costs are deferred and amortized as an adjustment of finance income over the contractual life of the transactions. Income on finance receivables other than leveraged leases is recognized on an accrual basis commencing in the month of origination using methods that generally approximate the interest method. Leveraged lease income is recognized on a basis calculated to achieve a constant after-tax rate of return for periods in which the Company has a

                      THE CIT GROUP, INC. AND SUBSIDIARIES
positive investment in the transaction, net of related deferred tax liabilities. Rental income on operating leases is recognized on an accrual basis.

The accrual of finance income on commercial finance receivables is suspended, and an account is placed on nonaccrual status either when: (i) a payment of principal and/or interest is contractually delinquent for 90 days or more or
(ii) at the time, in the opinion of management, full collection of all principal and interest due is doubtful. Given the nature of revolving credit facilities, including those combined with term loan facilities (advances and interest accruals increase revolving loan balances and payments reduce revolving loan balances), the placement of revolving credit facilities on nonaccrual status includes the review of other qualitative and quantitative factors, and generally does not result in the reversal of any accrued interest. Accrued but uncollected income at the date an account is placed on nonaccrual status is reversed and charged against income to the extent the estimated fair value of collateral does not satisfy both the principal and accrued income outstanding. Such accrued but uncollected income is not significant. Subsequent income received is applied to the outstanding principal balance until such time as the account is collected, charged-off or returned to accrual status. The accrual of finance income on consumer loans is suspended, and all previously accrued but uncollected income is reversed, when payment of principal and/or interest on consumer finance receivables is contractually delinquent for 90 days or more.

Fees and other income includes: (1) factoring commissions, (2) commitment, facility, letters of credit and syndication fees, (3) servicing fees and (4) gains and losses from the sales of equipment, other investments, and the sales and securitizations of finance receivables.

Lease Financing
Direct financing leases are recorded at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Operating lease equipment is carried at cost less accumulated depreciation and is depreciated to estimated residual value using the straight-line method over the lease term or projected economic life of the asset. Equipment acquired in satisfaction of loans and subsequently placed on operating lease is recorded at the lower of carrying value or estimated fair value when acquired. Lease receivables include leveraged leases, for which a major portion of the funding is provided by third party lenders, on a nonrecourse basis, with the Company providing the balance and acquiring title to the property. Leveraged leases are recorded at the aggregate value of future minimum lease payments plus estimated residual value, less amounts due to nonrecourse third party lenders and unearned finance income. Management performs periodic reviews of the estimated residual values, with other than temporary impairment, if any, being recognized in the current period.

Reserve for Credit Losses on Finance Receivables
The consolidated reserve for credit losses is periodically reviewed for adequacy based on the nature and characteristics of obligors, economic conditions and trends, charge-off experience, delinquencies and value of underlying collateral and guarantees (including recourse to dealers and manufacturers). It is management's judgment that the consolidated reserve for credit losses is adequate to provide for potential credit losses. Charge-offs are taken after considering such factors as the obligor's financial condition and the value of underlying collateral and guarantees (including recourse to dealers and manufacturers). Therefore, changes in economic conditions or

                      THE CIT GROUP, INC. AND SUBSIDIARIES
other discrete events adversely affecting specific obligors or industries may necessitate additions to the consolidated reserve for credit losses.

Charge-off of Finance Receivables
Finance receivables are reviewed periodically to determine the probability of loss. Charge-offs are taken after considering such factors as the borrower's financial condition and the value of underlying collateral and guarantees (including recourse to dealers and manufacturers). Such charge-offs are deducted from the carrying value of the related finance receivables. To the extent that an unrecovered balance remains due, a final charge-off is taken at the time collection efforts are no longer deemed useful. Automatic charge-offs are recorded on consumer finance receivables beginning at 180 days of contractual delinquency based upon historical loss severity, with charge-offs finalized upon disposition of foreclosed assets.

Impaired Loans
Impaired loans are measured based upon 1) the present value of expected future cash flows discounted at the loan's effective interest rate or 2) at the fair value of the collateral, if the loan is collateral dependent.

Impaired loans include any loan transaction on nonaccrual status or any troubled debt restructuring entered into after December 31, 1994, subject to periodic review by the Company's Asset Quality Review Committee ("AQR"). The AQR is comprised of members of senior management, which reviews finance receivables of $500,000 or more meeting certain credit risk grading parameters. Excluded from impaired loans are: 1) certain individual small dollar commercial nonaccrual loans (under $500,000) for which the collateral value supports the outstanding balance, 2) consumer loans, which are subject to automatic charge-off procedures and 3) short-term factoring customer receivables, generally having terms of no more than 30 days. In general, the impaired loans are collateral dependent. Any shortfall between the value and the recorded investment in the loan is recognized by providing a provision for credit losses.

Long-Lived Assets
A review for impairment of long-lived assets, such as operating lease equipment, is performed whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Other Assets
The Company adopted Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), as amended, on January 1, 1997. SFAS 125 uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers and addresses the accounting for servicing rights on financial assets in addition to mortgage loans.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

Securitizations of finance receivables are accounted for as sales when legal and effective control over the related receivables is surrendered. Servicing assets or liabilities are recognized when the servicing rights are retained by the seller.

In accordance with the transition rules set forth in SFAS 125, the Company, on January 1, 1997, reclassified as servicing assets the portion of previously recognized excess servicing assets that did not exceed contractually specified servicing fees. The remaining balances of previously recognized excess servicing assets are included in other assets and are classified as available-for-sale investment securities subject to the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

The adoption of SFAS 125 did not have a significant impact on the Company's financial position or results of operations.

At the time management decides to proceed with a securitization of loans, such loans are considered available for sale, classified as other assets and carried at the lower of aggregate cost or market value. Certain consumer loans are originated and sold to trusts which, in turn, issue asset-backed securities to investors. The Company retains the servicing rights and participates in certain cash flows from the loans. The present value of expected net cash flows which exceeds the estimated cost of servicing is recorded at the time of sale as "interest-only receivables" with related gain recognized. The Company, in its estimation of residual cash flows and interest-only receivables, inherently employs a variety of financial assumptions, including loan pool credit losses, prepayment speeds and discount rates. These assumptions are empirically supported by both the Company's historical experience and anticipated trends relative to the particular products securitized. Subsequent to the recognition of interest-only receivables, the Company regularly reviews such assets for valuation impairment. These reviews are performed on a disaggregated basis. Fair values of interest-only receivables are calculated utilizing current and anticipated credit losses, prepayment speeds and discount rates and are then compared to the Company's carrying values. Carrying value of the Company's interest-only receivables at December 31, 1997 approximated fair value.

The excess of purchase price over fair market value of assets acquired (goodwill) in connection with business acquisitions is amortized on a straight line basis over a period not to exceed 20 years.

Assets received in satisfaction of loans are carried at the lower of carrying value or estimated fair value less selling costs, with write-downs at the time of receipt recognized by recording a charge-off. Subsequent write-downs of such assets, which may be required due to a decline in estimated fair market value after receipt, are reflected in general operating expenses.

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the related assets.

Derivative Financial Instruments
The Company enters into interest rate swap agreements as part of its overall interest rate risk management. These transactions are entered into as hedges against the effects of future interest

                      THE CIT GROUP, INC. AND SUBSIDIARIES
rate fluctuations and, accordingly, are not carried at fair value. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The net interest differential, including premiums paid or received, if any, on interest rate swaps is recognized on an accrual basis as an adjustment to finance income or interest expense to correspond with the hedged asset or liability position, respectively. In the event that early termination of a derivative instrument occurs, the net proceeds paid or received are deferred and amortized over the shorter of the remaining original contract life of the interest rate swap or the maturity of the hedged asset or liability position.

The Company also uses derivative instruments to hedge the interest rate used to price the anticipated securitization of loans. Such transactions are designated as hedges against a securitization that is probable and for which the significant characteristics and terms have been identified but for which there is no legally binding obligation. The loans to be securitized are considered held for sale and reclassified to other assets. The net interest differential on the derivative instrument, including premium paid or received, if any, is recognized as an adjustment to the basis of the corresponding assets at the time of sale. In the event the anticipated securitization does not occur, the related hedge position would be liquidated with any gain or loss recognized at such time, and the related assets would be reclassified to finance receivables.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment.

Federal investment tax credits realized for income tax purposes on lease financing transactions have been deferred for financial statement purposes and are included in deferred federal income taxes. Such credits are amortized as a reduction of the provision for income taxes using an actuarial method over the related lease term.

Consolidated Statements of Cash Flows
Cash and cash equivalents includes cash and interest-bearing deposits, which generally represent overnight money market investments of excess cash borrowed in the commercial paper market and maintained for liquidity purposes. Cash inflows and outflows from commercial paper borrowings and most factoring receivables are presented on a net basis in the Statements of Cash Flows as their term is generally less than 90 days.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

                      THE CIT GROUP, INC. AND SUBSIDIARIES
the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -- FINANCE RECEIVABLES

Included in lease receivables at December 31, 1997 and 1996 are leveraged lease receivables of $716.5 million and $648.8 million, respectively. Leveraged lease receivables exclude the portion of lease receivables offset by related nonrecourse debt payable to third party lenders of $1.9 billion and $2.1 billion at December 31, 1997 and 1996, respectively, including amounts owed to affiliates of DKB that totaled $459.0 million at year-end 1997, and $486.6 million at year-end 1996. Also excluded from finance receivables are $2.4 billion of consumer finance receivables at December 31, 1997 ($1.4 billion in 1996) previously securitized and currently managed by the Company.

Commercial and consumer loans are presented net of unearned income of $605.8 million and $540.4 million at December 31, 1997 and 1996, respectively. Lease receivables are presented net of unearned income of $1.1 billion and $1.0 billion at December 31, 1997 and 1996.

The following table sets forth the contractual maturities of finance receivables.

                                      --------------------------------------------
                                                    AT DECEMBER 31,
                                      --------------------------------------------
                                              1997                    1996
                                      --------------------    --------------------
                                       AMOUNT      PERCENT     AMOUNT      PERCENT
                                      ---------    -------    ---------    -------
Dollars in millions
Due Within One Year.................  $ 6,540.9      36.9%    $ 5,698.2      33.5%
Due Within One to Two Years.........    2,797.1      15.8       2,515.6      14.8
Due Within Two to Four Years........    3,288.0      18.6       3,647.0      21.5
Due After Four Years................    5,093.7      28.7       5,135.8      30.2
                                      ---------     -----     ---------     -----
     Total..........................  $17,719.7     100.0%    $16,996.6     100.0%
                                      =========     =====     =========     =====

Information about concentrations of credit risk is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended December 31, 1997 vs. Year Ended December 31, 1996 -- Geographic Composition," "-- Industry Composition" and "-- Concentrations."

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The following table sets forth information regarding total nonperforming assets.

                                                       ----------------
                                                       AT DECEMBER 31,
                                                       ----------------
                                                        1997      1996
                                                       ------    ------
Dollars in millions
Nonaccrual finance receivables:
  Commercial.........................................  $ 79.5    $119.6
  Consumer...........................................    84.9      46.0
                                                       ------    ------
                                                        164.4     165.6
                                                       ------    ------
Assets received in satisfaction of loans:
  Commercial.........................................    26.0      40.8
  Consumer...........................................    17.0       7.1
                                                       ------    ------
                                                         43.0      47.9
                                                       ------    ------
     Total nonperforming assets......................  $207.4    $213.5
                                                       ------    ------
Percent to finance receivables.......................    1.17%     1.26%
                                                       ======    ======

The amount of finance income recognized on year-end commercial nonaccrual finance receivables totaled $6.8 million, $8.5 million and $8.0 million in 1997, 1996 and 1995, respectively. The amount of finance income that would have been recorded under contractual terms for such commercial nonaccrual finance receivables totaled $27.6 million, $24.7 million, and $29.3 million in 1997, 1996 and 1995, respectively. Finance income recognized on and the amount of finance income that would have been recorded under contractual terms for year-end consumer nonaccrual finance receivables for 1997, 1996 and 1995, respectively, was not significant.

At December 31, 1997 and 1996, the recorded investment in impaired loans, which are generally collateral dependent, totaled $53.2 million and $103.9 million, respectively. Given that the fair value of the collateral or the present value of expected future cash flows equaled or exceeded the recorded investment for the impaired loans, no SFAS 114 reserve for credit losses was required. The average monthly recorded investment in the impaired loans was $71.6 million, $89.4 million and $116.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. There was no finance income recorded on these loans during 1997 or 1996 after being classified as impaired. During 1995, finance income of $1.0 million was recognized on these loans after being classified as impaired loans.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

NOTE 4 -- RESERVE FOR CREDIT LOSSES

The following table presents changes in the reserve for credit losses.

                                                      --------------------------
                                                           AT DECEMBER 31,
                                                      --------------------------
                                                       1997      1996      1995
                                                      ------    ------    ------
Dollars in millions
Balance, January 1..................................  $220.8    $206.0    $192.4
                                                      ------    ------    ------
Finance receivables charged-off.....................  (123.5)   (122.2)    (96.9)
Recoveries on finance receivables previously
  charged-off.......................................    22.5      20.7      19.7
                                                      ------    ------    ------
Net credit losses...................................  (101.0)   (101.5)    (77.2)
                                                      ------    ------    ------
Provision for credit losses.........................   113.7     111.4      91.9
Portfolio acquisitions (dispositions), net..........     2.1       4.9      (1.1)
                                                      ------    ------    ------
Net addition to the reserve for credit losses.......   115.8     116.3      90.8
                                                      ------    ------    ------
Balance, December 31................................  $235.6    $220.8    $206.0
                                                      ------    ------    ------
Reserve for credit losses as a percentage of finance
  receivables.......................................    1.33%     1.30%     1.30%
                                                      ======    ======    ======

NOTE 5 -- OPERATING LEASE EQUIPMENT

The following table provides an analysis of operating lease equipment by equipment type, net of accumulated depreciation of $375.6 million in 1997 and $287.7 million in 1996.

                                                    --------------------
                                                      AT DECEMBER 31,
                                                    --------------------
                                                      1997        1996
                                                    --------    --------
Dollars in millions
Commercial aircraft...............................  $  822.7    $  624.0
Railroad equipment................................     429.0       273.2
Business aircraft.................................     295.6       167.8
Trucks, trailers and buses........................     172.2       160.1
Other.............................................     186.1       177.0
                                                    --------    --------
Total.............................................  $1,905.6    $1,402.1
                                                    ========    ========

Included in the preceding table is equipment not currently subject to lease agreements of $2.4 million and $1.9 million at December 31, 1997 and 1996, respectively.

Rental income on operating leases, included in finance income, totaled $231.8 million in 1997, $182.4 million in 1996 and $128.8 million in 1995. The following table presents future minimum lease rentals on noncancellable operating leases as of December 31, 1997. Excluded from this table are variable rentals calculated on the level of asset usage, re-leasing rentals and

                      THE CIT GROUP, INC. AND SUBSIDIARIES
expected sales proceeds from remarketing operating lease equipment at lease expiration, all of which are important components of operating lease profitability.

-------------------------------------------------------------------------
                                                YEARS ENDING DECEMBER 31,
                                                   DOLLARS IN MILLIONS
                                                -------------------------
1998..........................................          $  257.8
1999..........................................             209.1
2000..........................................             171.1
2001..........................................             143.5
2002..........................................              94.6
Thereafter....................................             143.8
                                                        --------
Total.........................................          $1,019.9
                                                        ========

NOTE 6 -- DEBT

The following table presents data on commercial paper borrowings.

                                                 --------------------------------
                                                         AT DECEMBER 31,
                                                 --------------------------------
                                                   1997        1996        1995
                                                 --------    --------    --------
Dollars in millions
Borrowings outstanding.........................  $5,559.6    $5,827.0    $6,105.6
Weighted average interest rate.................      5.86%       5.45%       5.75%
Weighted average maturity......................   43 days     32 days     45 days

                                                 --------------------------------
                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                 --------------------------------
                                                   1997        1996        1995
                                                 --------    --------    --------
Dollars in millions
Daily average borrowings.......................  $6,245.7    $5,817.7    $5,800.1
Maximum amount outstanding.....................  $6,964.4    $6,591.3    $6,672.1
Weighted average interest rate (excluding
  amounts related to interest-bearing
  deposits)....................................      5.56%       5.44%       5.95%

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The following tables present the contractual maturities of total debt at December 31, 1997 and 1996.

                              ----------------------------------------------------------
                                                                   AT DECEMBER 31,
                                                              --------------------------
                              COMMERCIAL    VARIABLE RATE          1997           1996
                                PAPER        SENIOR NOTES         TOTAL          TOTAL
                              ----------    --------------    --------------    --------
Dollars in millions
Due in 1997 (rates ranging
  from 5.25% to 5.76%)......   $     --        $     --          $     --       $8,683.0
Due in 1998 (rates ranging
  from 5.47% to 5.90%)(1)...    5,559.6         2,461.5           8,021.1          461.5
Due in 1999 (rates ranging
  from 5.48% to 5.94%)......         --           380.0             380.0          380.0
Due after 2002 (rate of
  5.96%)....................         --            20.0              20.0           20.0
                               --------        --------          --------       --------
          Total.............   $5,559.6        $2,861.5          $8,421.1       $9,544.5
                               ========        ========          ========       ========

---------------
(1) $61.5 million may be repaid at the option of the holder upon 30 days' notice.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                                    ------------------------------------------------
                                                                  AT DECEMBER 31,
                                        FIXED RATE NOTES        --------------------
                                    ------------------------      1997        1996
                                     SENIOR     SUBORDINATED     TOTAL       TOTAL
                                    --------    ------------    --------    --------
Dollars in millions
Due in 1997 (rates ranging from
  5.50% to 8.75%).................  $     --       $   --       $     --    $  700.2
Due in 1998 (rates ranging from
  5.63% to 8.75%)(1)..............   1,550.0        100.0        1,650.0     1,550.0
Due in 1999 (rates ranging from
  5.38% to 6.63%).................   1,881.0           --        1,881.0     1,070.0
Due in 2000 (rates ranging from
  6.13% to 6.80%).................   1,095.0           --        1,095.0        20.0
Due in 2001 (rates ranging from
  5.63% to 9.25%).................     500.0        200.0          700.0       700.0
Due in 2002 (rates ranging from
  6.15% to 7.13%).................     950.0           --          950.0       300.0
Due after 2002 (rates ranging from
  5.53% to 6.98%).................     628.6           --          628.6       728.6
                                    --------       ------       --------    --------
Face amount of maturities.........   6,604.6        300.0        6,904.6     5,068.8
Issue discount....................     (10.8)          --          (10.8)       (7.6)
                                    --------       ------       --------    --------
          Total...................  $6,593.8       $300.0       $6,893.8    $5,061.2
                                    ========       ======       ========    ========

---------------
(1) $100.0 million may be repaid at the option of the holder upon 30 days' notice.

Fixed rate senior and subordinated debt outstanding at December 31, 1997, matures at various dates through 2008 at interest rates ranging from 5.38% to 9.25%. The consolidated weighted average interest rates on fixed rate senior and subordinated debt at December 31, 1997 and 1996 were 6.39% and 6.52%, respectively. Variable rate senior notes outstanding at December 31, 1997 with interest rates ranging from 5.48% to 5.96% mature at various dates through 2003. The consolidated weighted average interest rates on variable rate senior notes at December 31, 1997 and 1996 were 5.66% and 5.44%, respectively.

The following table represents information on unsecured revolving lines of credit with 53 banks that support commercial paper borrowings at December 31, 1997.

                                                 MATURITY AMOUNT
                                              ----------------------
                                               Dollars in millions
April 1998................................           $1,240.0
April 2002................................            3,720.0
                                                     --------
Total credit lines........................           $4,960.0
                                                     ========

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The credit line agreements contain clauses that allow the Company to extend the termination dates upon written consent from the participating banks. There have been no borrowings under credit lines supporting commercial paper since 1970.

NOTE 7 -- DERIVATIVE FINANCIAL INSTRUMENTS

As part of managing the exposure to changes in market interest rates, the Company, as an end-user, enters into various interest rate swap transactions, all of which are transacted in over-the-counter ("OTC") markets, with other financial institutions acting as principal counterparties, including subsidiaries of DKB and Chase. The company uses off-balance sheet derivatives for hedging purposes only. The Company does not enter into derivative financial instruments for trading or speculative purposes. To ensure both appropriate use of a hedge and hedge accounting treatment, all derivatives entered into are designated, according to hedge objective, against commercial paper, a specifically underwritten debt issue or a specific pool of assets. The Company's primary hedge objectives include the conversion of variable rate liabilities to fixed rates, the conversion of fixed rate liabilities to variable rates, the fixing of spreads on variable rate liabilities to various market indices and the elimination of interest rate risk on finance receivables classified as held for sale prior to securitization. The notional amounts, rates, indices and maturities of the Company's off-balance sheet derivatives are required to closely match the related terms of the Company's hedged assets and liabilities.

The following table presents the notional principal amounts, weighted average interest rates expected to be received or paid and the contractual maturities of interest rates swaps at December 31, 1997.

-----------------------------------------------------------------------------------------------------------
    YEARS ENDING               FLOATING TO                    FIXED TO                   FLOATING TO
    DECEMBER 31,               FIXED RATE                  FLOATING RATE                FLOATING RATE
---------------------  ---------------------------   --------------------------   -------------------------
                                                   NOTIONAL AMOUNTS IN MILLIONS
                       NOTIONAL    RECEIVE    PAY    NOTIONAL   RECEIVE    PAY    NOTIONAL   RECEIVE   PAY
                        AMOUNT      RATE     RATE     AMOUNT     RATE     RATE     AMOUNT     RATE     RATE
                       ---------   -------   -----   --------   -------   -----   --------   -------   ----
1998.................  $   700.0    5.75%     6.61%   $   --        --       --    $   --       --       --
1999.................      925.0    5.85%     6.15%       --        --       --     130.0     5.57%    6.11%
2000.................      700.0    5.90%     7.05%     20.0      6.15%    6.13%       --       --       --
2001.................      631.0    5.93%     6.66%    200.0      5.82%    5.82%       --       --       --
2002.................       95.0    5.86%     6.16%       --        --       --        --       --       --
2003-2008............         --      --        --     200.0      5.92%    5.97%       --       --       --
                       ---------    ----     -----    ------     -----    -----    ------     ----     ----
                       $ 3,051.0                      $420.0                       $130.0
                       =========                      ======                       ======
Weighted
  average rate.......               5.85%     6.71%               5.88%    5.91%              5.57%    6.11%
                                    ====     =====               =====    =====               ====     ====

All rates were those in effect at December 31, 1997. Variable rates are based on the contractually determined rate or other market rate indices and may change significantly, affecting future cash flows.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The following table presents the notional principal amounts of interest rate swaps by class and the corresponding hedged liability position.

-------------------------------------------------------------------------------------
                                 NOTIONAL AMOUNTS
INTEREST RATE SWAPS                 IN MILLIONS                  COMMENTS
-------------------              -----------------    -------------------------------
Floating to fixed rate swaps
  Hedging commercial paper.....      $2,401.0         Effectively converts the
                                                      interest rate on an equivalent
                                                      amount of commercial paper to a
                                                      fixed rate.
  Hedging variable rate
     notes.....................
                                        650.0
                                     --------
                                                      Effectively converts the
                                                      interest rate on an equivalent
                                                      amount of variable rate notes
                                                      with matched terms to a fixed
                                                      rate.
Total floating to fixed rate
  swaps........................       3,051.0
                                     --------
Fixed to floating rate swaps
  Hedging fixed rates notes....         420.0
                                                      Effectively converts the
                                                      interest rate on an equivalent
                                                      amount of fixed rate notes to a
                                                      variable rate.
Basis swaps
  Hedging variable rate debt...
                                        130.0
                                     --------
                                                      Effectively fixes the spread
                                                      between the rates on an
                                                      equivalent amount of variable
                                                      rate notes and various market
                                                      interest rate indices.
Total interest rate swaps......      $3,601.0
                                     ========

The Company's hedging activity increased interest expense by $24.2 million, $27.8 million and $7.8 million in 1997, 1996 and 1995, respectively, over the interest expense that would have been incurred with an identical debt structure but without the Company's hedging activity. However, this calculation of interest expense does not take into account any actions the Company could have taken to reduce interest rate risk in the absence of hedging activity, such as issuing more fixed rate debt that would also tend to increase interest expense.

Basis swap agreements involve the exchange of two different floating rate interest payment obligations and are used to manage the basis risk between floating rate indices.

Additionally, there were cross-currency interest rate swaps with a notional principal amount of $218.6 million on which the Company was paying interest at a weighted average rate of 5.93% at December 31, 1997 that effectively converted yen denominated fixed rate debt into variable rate U.S. dollar obligations. These swaps have maturities ranging from 1999 to 2006 to correspond with the terms of the debt.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The Company is exposed to credit risk to the extent a counterparty fails to perform under the terms of an interest rate swap. This risk is measured as the market value of interest rate swaps with a positive fair value which totaled $6.4 million at December 31, 1997, reduced by the effects of master netting agreements as presented in Note 18 -- Fair Values of Financial Instruments. However, due to the investment grade credit ratings of all counterparties and limits on the exposure with any individual counterparty, the Company's actual counterparty credit risk is not considered significant.

NOTE 8 -- PREFERRED CAPITAL SECURITIES

In February 1997, CIT Capital Trust I (the "Trust"), a wholly-owned subsidiary of the Company, issued $250.0 million of 7.70% Preferred Capital Securities (the "Capital Securities") in a private offering. The Trust subsequently invested the offering proceeds in Junior Subordinated Debentures (the "Debentures") of the Company, having identical rates and payment dates. The Debentures of the Company represent the sole assets of the Trust. Holders of the Capital Securities are entitled to receive cumulative distributions at an annual rate of 7.70% through either the redemption date or maturity of the Debentures (February 15, 2027). Both the Capital Securities issued by the Trust and the Debentures of the Company owned by the Trust are redeemable in whole or in part on or after February 15, 2007 or at any time in whole upon changes in specific tax legislation, bank regulatory guidelines or securities law. Distributions by the Trust are guaranteed by the Company to the extent that the Trust has funds available for distribution. The Company records distributions payable on the Capital Securities as an operating expense in the Consolidated Statements of Income.

NOTE 9 -- STOCKHOLDERS' EQUITY

Under the most restrictive provisions of agreements relating to outstanding debt, the Company may not, without the consent of the holders of such debt, permit stockholders' equity to be less than $300.0 million.

NOTE 10 -- FEES AND OTHER INCOME

The following table sets forth the components of fees and other income.

                                                      --------------------------
                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                       1997      1996      1995
                                                      ------    ------    ------
Dollars in millions
Factoring commissions...............................  $ 95.2    $ 91.0    $ 86.3
Fees and other......................................    72.9      74.2      61.6
Gains on sales of leasing equipment and other
  investments.......................................    46.9      54.6      10.5
Gains on securitizations and sales of finance
  receivables.......................................    32.8      24.3      26.3
                                                      ------    ------    ------
          Total.....................................  $247.8    $244.1    $184.7
                                                      ======    ======    ======

                      THE CIT GROUP, INC. AND SUBSIDIARIES

NOTE 11 -- SALARIES AND GENERAL OPERATING EXPENSES

The following table sets forth the components of salaries and general operating expenses.

                                                      --------------------------
                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                       1997      1996      1995
                                                      ------    ------    ------
Dollars in millions
Salaries and employee benefits......................  $253.5    $223.0    $193.4
General operating expenses..........................   174.9     170.1     152.3
                                                      ------    ------    ------
          Total.....................................  $428.4    $393.1    $345.7
                                                      ======    ======    ======

NOTE 12 -- INCOME TAXES

The effective tax rate of the Company varied from the statutory federal corporate income tax rate as follows:

                                                         ----------------------
                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         1997     1996     1995
                                                         ----     ----     ----
Percentage of Pretax Income
Federal income tax rate................................  35.0%    35.0%    35.0%
Increase (decrease) due to:
  State and local income taxes, net of federal income
     tax benefit.......................................  3.7      4.5       5.1
  Investment tax credits...............................  (0.2)    (0.3)    (0.3)
  Other................................................  (2.0)    (1.8)    (1.5)
                                                         ----     ----     ----
  Effective tax rate...................................  36.5%    37.4%    38.3%
                                                         ====     ====     ====

The provision for income taxes is comprised of the following:

                                                      --------------------------
                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                       1997      1996      1995
                                                      ------    ------    ------
Dollars in millions
Current federal income tax provision................  $ 70.0    $ 72.9    $ 68.5
Deferred federal income tax provision...............    80.3      54.1      42.5
                                                      ------    ------    ------
     Total federal income taxes.....................   150.3     127.0     111.0
State and local income taxes........................    27.7      28.7      28.8
                                                      ------    ------    ------
          Total provision for income taxes..........  $178.0    $155.7    $139.8
                                                      ======    ======    ======

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The tax effects of temporary differences that give rise to significant portions of the deferred federal income tax assets and liabilities are presented below.

                                                              ------------------
                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Dollars in millions
Assets
  Provision for credit losses...............................  $ (93.3)   $ (83.8)
  Loan origination fees.....................................     (9.2)     (10.5)
  Other.....................................................    (47.1)     (37.8)
                                                              -------    -------
     Total deferred tax assets..............................   (149.6)    (132.1)
                                                              -------    -------
Liabilities
  Leasing transactions......................................    679.0      610.0
  Market discount income....................................     55.8       23.8
  Amortization of intangibles...............................      9.9        9.2
  Depreciation of fixed assets..............................      1.5        2.7
  Prepaid pension costs.....................................      1.0        2.0
  Other.....................................................      1.8        2.7
                                                              -------    -------
     Total deferred tax liabilities.........................    749.0      650.4
                                                              -------    -------
Net deferred tax liability..................................  $ 599.4    $ 518.3
                                                              =======    =======

Also, included in deferred federal income taxes on the Consolidated Balance Sheets are unamortized investment tax credits of $4.2 million and $5.0 million at December 31, 1997 and 1996, respectively. Included in the accrued liabilities and payables caption in the Consolidated Balance Sheets are state and local deferred tax liabilities of $103.6 million and $97.4 million at December 31, 1997 and 1996, respectively, arising from the temporary differences shown in the above tables.

NOTE 13 -- EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 establishes standards for the presentation and disclosure for earnings per share ("EPS"). It also simplifies the standards for computing EPS and makes them comparable to international EPS standards. SFAS 128 replaces the presentation of primary and fully diluted EPS with basic and diluted EPS, respectively, and requires the reconciliation of the numerator and denominator of basic EPS with that of diluted EPS. Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the period. The diluted EPS computation includes the potential impact of dilutive securities including stock options and restricted stock grants. The dilutive effect of stock options is computed using the treasury stock method which assumes the repurchase of common shares by the Company at the average market price for the

                      THE CIT GROUP, INC. AND SUBSIDIARIES
period. The reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented only for the years ended December 31, 1997 and 1996, as the Company had no dilutive securities in 1995. Restricted stock, discussed in Note 14 -- Postretirement and Other Benefit Plans, is not included in the EPS calculation for 1995 as the restricted stock was issued in conjunction with the termination of the 1996-1998 Career Incentive Plan and the Company's Offering.

                                          -----------------------------------------
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                          -----------------------------------------
                                            INCOME          SHARES        PER SHARE
                                          (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                          -----------    -------------    ---------
Dollars in millions (except per share
  amounts)
Basic EPS
  Income available to common
     shareholders.......................   $  310.1       158,134,315       $1.96
  Effect of Dilutive Securities:
  Restricted shares.....................         --           948,527       (0.01)
  Stock options.........................         --            71,440          --
                                           --------       -----------       -----
  Diluted EPS...........................   $  310.1       159,154,282       $1.95
                                           ========       ===========       =====

                                          -----------------------------------------
                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                          -----------------------------------------
                                            INCOME          SHARES        PER SHARE
                                          (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                          -----------    -------------    ---------
Dollars in millions (except per share
  amounts)
Basic EPS
  Income available to common
     shareholders.......................    $260.1        157,500,000       $1.65
  Effect of Dilutive Securities:
  Restricted shares.....................        --            948,527       (0.01)
                                            ------        -----------       -----
  Diluted EPS...........................    $260.1        158,448,527       $1.64
                                            ======        ===========       =====

NOTE 14 -- POSTRETIREMENT AND OTHER BENEFIT PLANS

Retirement Plan
Substantially all employees of the Company who have completed one year of service and are 21 years of age participate in The CIT Group Holdings, Inc. Retirement Plan (the "Plan"). The retirement benefits under the Plan are based on the employee's age, years of benefit service, and a percentage of qualifying compensation during the final years of employment. Plan assets consist of marketable securities, including Common Stock and government and corporate debt securities. The Company funds the Plan to the extent it qualifies for an income tax deduction. Such funding is charged to salaries and employee benefits expense.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The accompanying table sets forth the funded status of the Plan and the amounts recognized in the Consolidated Balance Sheets.

                                                     ---------------------------
                                                      AT OR FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                     ---------------------------
                                                      1997       1996      1995
                                                     -------    ------    ------
Dollars in millions
Actuarial present value of benefit obligations:
  Accumulated benefit obligation including vested
     benefits of $65.6 in 1997, $54.8 in 1996, and
     $54.0 in 1995.................................  $  73.4    $ 61.6    $ 58.1
                                                     =======    ======    ======
Plan assets at fair market value...................  $ 128.5    $109.9    $101.2
Projected benefit obligation.......................   (100.4)    (84.0)    (79.9)
                                                     -------    ------    ------
Excess plan assets.................................     28.1      25.9      21.3
Unrecognized prior service cost....................     (1.6)     (1.8)     (1.9)
Unrecognized net gain..............................    (18.2)    (15.9)    (10.5)
                                                     -------    ------    ------
Prepaid pension cost...............................  $   8.2    $  8.2    $  8.9
                                                     =======    ======    ======
Pension cost includes the following components:
Service cost-benefits earned during the period.....  $   5.2    $  5.3    $  3.8
Interest cost on projected benefit obligation......      6.2       5.7       4.9
Actual return on plan assets.......................    (21.4)    (11.5)    (21.9)
Net amortization and deferral......................     10.0       1.2      14.1
                                                     -------    ------    ------
Pension cost.......................................  $    --    $  0.7       0.9
                                                     =======    ======    ======

The following assumptions were used for calculating the projected benefit obligations.

                                                         1997     1996     1995
                                                         -----    -----    -----
Discount rate..........................................   7.00%    7.50%    7.25%
Rate of increase in compensation.......................   4.50%    4.50%    4.50%
Expected long-term rate of return on plan assets.......  10.00%   10.00%   10.00%

Postretirement Medical and Life Insurance Benefits
The Company provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of benefit service and 11 years of medical plan participation. Generally, the medical plans pay a stated percentage of most medical expenses reduced by a deductible as well as by payments made by government programs and other group coverage. The plans are unfunded.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

The post retirement benefit liability at December 31, 1997 and 1996 is set forth in the following table.

                                                              ----------------
                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
Dollars in millions
Accumulated postretirement benefit obligation ("APBO"):
  Retirees..................................................  $ 20.5    $ 22.5
  Fully eligible, active plan participants..................     4.2       4.1
  Other active plan participants............................    10.3       8.3
                                                              ------    ------
Unfunded postretirement obligation..........................    35.0      34.9
Unrecognized net gain.......................................     8.3       7.7
Unrecognized transition obligation..........................   (24.6)    (26.2)
                                                              ------    ------
Accrued postretirement benefit obligation...................  $ 18.7    $ 16.4
                                                              ======    ======

The components of net periodic postretirement benefit cost were as follows.

                                                          -----------------------
                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                          -----------------------
                                                          1997     1996     1995
                                                          -----    -----    -----
Dollars in millions
Service cost-benefits earned during the period..........  $1.3     $1.1     $ 1.1
Interest cost on accumulated postretirement benefit
  obligations...........................................   2.3      2.4       3.2
Amortization of unrecognized transition obligation......   1.7      1.7       1.7
Amortization gain.......................................  (0.8)    (0.6)       --
Amortization of unrecognized prior service cost.........    --       --      (0.1)
                                                          -----    -----    -----
Net periodic postretirement benefit cost................  $4.5     $4.6     $ 5.9
                                                          =====    =====    =====

The following assumptions were used for calculating the APBO.

                                                         1997    1996    1995
                                                         ----    ----    -----
Discount rate..........................................  7.00%   7.50%    7.25%
Rate of increase in compensation.......................  4.50%   4.50%    4.50%
Assumed health care cost trend rate:
  Retirees prior to reaching age 65....................  8.20%   9.00%   10.00%
  Retirees older than 65...............................  5.70%   6.00%    7.00%

For 1997, the assumed health care cost trend rates decline to an ultimate level of 4.50% in 2004 for all retirees; for 1996, 4.75% in 2001 for retirees prior to reaching age 65 and 4.75%

                      THE CIT GROUP, INC. AND SUBSIDIARIES
in 1998 for retirees older than 65; and for 1995, 4.75% in 2003 for retirees prior to reaching age 65 and 4.75% in 2000 for retirees older than 65.

If the health care cost trend rate were increased by 1%, the APBO relating to the medical benefits as of December 31, 1997, would be increased by $2.4 million (10.0%), and the sum of the service cost and interest cost components of net periodic postretirement benefit cost relating to the medical benefits for 1997 would be increased by $0.3 million (13.0%).

Savings Incentive Plan
Certain employees of the Company participate in The CIT Group Holdings, Inc. Savings Incentive Plan. This plan qualifies under section 401(k) of the Internal Revenue Code. The Company's expense is based on specific percentages of employee contributions and plan administrative costs and aggregated $9.0 million, $9.1 million and $8.2 million for 1997, 1996 and 1995, respectively.

Corporate Annual Bonus Plan
The CIT Group Bonus Plan ("Bonus Plan") is an annual bonus plan covering certain executive officers and other employees. The amount of awards depends on a variety of factors, including corporate performance and individual performance during the calendar year for which awards are made. All or part of a cash award for a particular year may be paid currently or deferred and paid upon retirement in up to five annual installments at the option of the participant. All awards are subject to appropriate taxes and deferred amounts are credited annually with interest. For the years ended December 31, 1997, 1996 and 1995, amounts charged to expense for the Bonus Plan amounted to $18.5 million, $17.4 million and $13.7 million, respectively.

Long-Term Equity Compensation Plan
The Company sponsors a Long-Term Equity Compensation Plan (the "ECP"). The ECP allows the Company to issue to directors and employees up to 12,503,000 shares of Class A Common Stock through grants of annual incentive awards, incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance shares and performance units. Class A Common Stock issued under the ECP may be either authorized but unissued shares, treasury shares or any combination thereof.

The ECP was established in November 1997 in conjunction with the Offering. In November 1997, the Company granted 4,047,816 non-qualified stock options pursuant to the ECP with an option price per share equal to the fair market value on the date of grant ($27.00 per share). No compensation expense related to stock option grants was recorded as the option exercise price was equal to the fair market value on the date of grant. All of the options have 10 year terms. Options of 2,867,516 will vest one-third on the first anniversary of the date of grant (1998), an additional one-third on the second anniversary of the date of grant (1999) and in full on the third anniversary of the date of grant
(2000). The remaining 1,180,300 options will vest one-third on the third anniversary of the date of grant (2000), an additional one-third on the fourth anniversary of the date of grant (2001) and in full on the fifth anniversary of the date of grant (2002). Options exercisable at December 31, 1997 were 1,062 and 9,518 options were forfeited during 1997.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

Restricted Stock
In November 1997, the Company issued 948,527 shares of restricted Class A Common Stock in connection with the termination of the CIT Career Incentive Plan. All restricted shares were outstanding at December 31, 1997. Such shares were issued at fair market value, which was $27.00 per share on the issue date. These shares vest on the third anniversary of the date of grant. The holder of restricted stock generally has the rights of a stockholder of the Company, including the right to vote and to receive cash dividends.

CIT Career Incentive Plan
Phantom shares granted under the CIT Career Incentive Plan entitled the participant to receive, at the end of the three year performance period, a specified amount of cash. Following the end of the performance period, one-third of the phantom shares vested immediately and one-third vested at the end of each of the next two years. In conjunction with the Offering, the Company terminated the CIT Career Incentive Plan as of November 13, 1997 and extinguished all phantom shares of stock, by cash payment (payable in 1998) and the granting of restricted shares of Class A Common Stock and stock options. At the employee's option, all or part of the cash component of the termination could either be paid in 1998 in cash or deferred in up to five annual installments. For the years ended December 31, 1997, 1996 and 1995, amounts charged to expense for the CIT Career Incentive Plan amounted to $20.1 million, $9.5 million and $3.8 million, respectively. All charges relating to the termination of the Career Incentive Plan are included in 1997 expense.

Accounting for Stock-Based Compensation Plans
The Company has elected to apply Accounting Principles Board Opinion 25 ("APB 25") rather than the optional provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") in accounting for its stock-based compensation plans. Under APB 25, the Company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. As required by SFAS 123, the Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS 123. Had the compensation cost of the Company's stock-based compensation plans been determined based on the operational provisions of SFAS 123, the Company's net income for 1997 and net income per diluted share would have been $288.7 million and $1.81, compared to $310.1 million and $1.95, as reported. The weighted average fair value of all options granted during 1997 was $8.32 and fair value was determined at the date of grant using the Black-Scholes option-pricing model that assumed a dividend yield of 1.33%, expected volatility range of 29.48%-31.39%, a risk free interest rate range of 5.76%-5.90% and an expected option life range of 3-7 years.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

NOTE 15 -- LEASE COMMITMENTS

The Company has entered into noncancellable long-term lease agreements for premises and equipment. The following table presents future minimum rentals under such noncancellable leases that have initial or remaining terms in excess of one year at December 31, 1997.

                                                -------------------
                                                DOLLARS IN MILLIONS
                                                -------------------
Years ended December 31,
1998..........................................        $ 24.4
1999..........................................          21.2
2000..........................................          17.7
2001..........................................          15.3
2002..........................................          14.2
Thereafter....................................          48.5
                                                      ------
     Total....................................        $141.3
                                                      ======

In addition to fixed lease rentals, leases require payment of maintenance expenses and real estate taxes, both of which are subject to escalation provisions. Minimum payments have not been reduced by minimum sublease rentals of $16.6 million due in the future under noncancellable subleases.

Rental expense, net of sublease income on premises and equipment, was as follows.

                                                         --------------------------
                                                          YEARS ENDED DECEMBER 31,
                                                         --------------------------
                                                          1997      1996      1995
Dollars in millions                                      ------    ------    ------
Premises...............................................  $19.6     $18.0     $18.0
Equipment..............................................    6.0       6.3       5.7
Less sublease income...................................   (1.2)     (1.2)     (1.3)
                                                         -----     -----     -----
     Total.............................................  $24.4     $23.1     $22.4
                                                         =====     =====     =====

NOTE 16 -- LEGAL PROCEEDINGS

In the ordinary course of business, there are various legal proceedings pending against the Company. Management believes that the aggregate liabilities, if any, arising from such actions will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 17 -- CREDIT-RELATED COMMITMENTS

In the normal course of meeting the financing needs of its customers, the Company enters into various credit-related commitments. These financial instruments generate fees and involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. To minimize potential credit risk, the Company generally requires collateral and other credit-related terms and conditions from the customer. At the time credit-related commitments are granted, management believes the fair value of the underlying

                      THE CIT GROUP, INC. AND SUBSIDIARIES
collateral and guarantees approximates or exceeds the contractual amount of the commitment. In the event a customer defaults on the underlying transaction, the maximum potential loss to the Company will be the contractual amount outstanding less the value of all underlying collateral and guarantees.

The accompanying table summarizes the contractual amounts of credit-related commitments.

                                      -----------------------------------------------
                                                      AT DECEMBER 31,
                                      -----------------------------------------------
                                        DUE TO EXPIRE
                                      -----------------
                                       WITHIN     AFTER       TOTAL          TOTAL
                                        ONE        ONE     OUTSTANDING    OUTSTANDING
                                        YEAR      YEAR        1997           1996
Dollars in millions                   --------    -----    -----------    -----------
Unused commitments to extend credit
  Loans.............................  $1,508.2    $2.9      $1,511.1       $1,487.4
  Leases............................      97.1      --          97.1           50.9
Letters of credit and acceptances
  Standby letters of credit.........     208.7     0.9         209.6          151.6
  Other letters of credit...........     170.2    10.9         181.1          231.7
  Acceptances.......................      24.0      --          24.0           14.6
Guarantees..........................       5.3    23.9          29.2           79.9
Foreign exchange contracts..........       1.1      --           1.1            0.8

NOTE 18 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" ("SFAS 107") requires disclosure of the estimated fair value of the Company's financial instruments, excluding leasing transactions accounted for under SFAS 13. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Since no established trading market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature, involving uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions or estimation methods may significantly affect the estimated fair values. Because of these limitations, management provides no assurance that the estimated fair values presented would necessarily be realized upon disposition or sale.

Actual fair values in the marketplace are affected by other significant factors, such as supply and demand, investment trends and the motivations of buyers and sellers, which are not considered in the methodology used to determine the estimated fair values presented. In addition, fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of future business transactions and the value of assets and liabilities that are part of the Company's overall value but are not

                      THE CIT GROUP, INC. AND SUBSIDIARIES
considered financial instruments. Significant assets and liabilities that are not considered financial instruments include customer base, operating lease equipment, premises and equipment, assets received in satisfaction of loans, and deferred tax balances. In addition, tax effects relating to the unrealized gains and losses (differences in estimated fair values and carrying values) have not been considered in these estimates and can have a significant effect on fair value estimates. The carrying amounts for cash and cash equivalents approximate fair value because they have short maturities and do not present significant credit risks. Credit-related commitments, as disclosed in Note 17, are primarily short term floating rate contracts whose terms and conditions are individually negotiated, taking into account the creditworthiness of the customer and the nature, accessibility and quality of the collateral and guarantees. Therefore, the fair value of credit-related commitments, if exercised, would approximate their contractual amounts.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

Estimated fair values, recorded carrying values and various assumptions used in valuing the Company's financial instruments at December 31, 1997 and 1996 are set forth below.

                                  --------------------------------------------------------
                                             1997                          1996
                                  --------------------------    --------------------------
                                   CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                     VALUE       FAIR VALUE        VALUE       FAIR VALUE
                                  -----------    -----------    -----------    -----------
                                     ASSET          ASSET          ASSET          ASSET
                                  (LIABILITY)    (LIABILITY)    (LIABILITY)    (LIABILITY)
                                  -----------    -----------    -----------    -----------
Dollars in millions
Finance
  receivables -- Loans(a).......   $13,406.7      $13,607.0      $13,275.2      $13,480.1
Consumer finance receivables
  held for sale.................       268.2          268.2          116.3          116.3
Other assets(b).................       383.9          420.9          273.4          308.1
Commercial paper(c).............    (5,559.6)      (5,559.6)      (5,827.0)      (5,827.0)
Fixed rate senior notes and
  subordinated fixed rate
  notes(d)......................    (6,893.8)      (6,924.1)      (5,061.2)      (5,091.6)
Variable rate notes(d)..........    (2,861.5)      (2,856.5)      (3,717.5)      (3,714.3)
Credit balances of factoring
  clients & accrued liabilities
  and payables(e)...............    (1,714.0)      (1,714.0)      (1,578.9)      (1,578.9)
Company-obligated mandatorily
  redeemable preferred
  securities of subsidiary trust
  holding solely debentures of
  the Company(f)................      (250.0)        (253.8)            --             --
Derivative Financial
  Instruments(g)................
 Interest Rate Swaps............
 Off-balance sheet assets.......          --            1.2             --            6.3
 Off-balance sheet
  liabilities...................          --          (46.6)            --          (64.6)
 Cross currency assets..........          --            5.2             --           14.1
 Cross currency liabilities.....          --          (12.0)            --             --

---------------
(a) The fair value of performing fixed-rate loans was estimated based upon a present value discounted cash flow analysis, using interest rates that were being offered at the end of the year for loans with similar terms to borrowers of similar credit quality. Discount rates used in the present value calculation range from 8.21% to 9.20% for 1997 and 7.96% to 9.37% for 1996. The maturities used represent the average contractual maturities adjusted for prepayments. For floating rate loans that reprice frequently and have no significant change in credit quality, fair value approximates carrying value. The net carrying value of lease finance receivables not subject to fair value disclosure totaled $4.1 billion in 1997 and $3.5 billion in 1996.

(b) Other assets subject to fair value disclosure include accrued interest receivable and investment securities. The carrying amount of accrued interest receivable approximates fair value. Investment securities actively traded in a secondary market were valued using

                      THE CIT GROUP, INC. AND SUBSIDIARIES
     quoted available market prices. Investments not actively traded in a secondary market were valued based upon recent selling price or present value discounted cash flow analysis. The carrying value of other assets not subject to fair value disclosure totaled $281.9 million in 1997 and $261.8 million in 1996.

(c) The estimated fair value of commercial paper approximates carrying value due to the relatively short maturities.

(d) Fixed rate notes were valued using a present value discounted cash flow analysis with a discount rate approximating current market rates for issuances by the Company of similar term debt at the end of the year. Discount rates used in the present value calculation ranged from 5.23% to 6.60% in 1997 and 5.53% to 6.95% in 1996. The estimated fair value for variable rate notes differs from carrying value as a result of a foreign denominated issuance.

(e) The estimated fair value of credit balances of factoring clients approximates carrying value due to their short settlement terms. Accrued liabilities and payables with no stated maturities have an estimated fair value that approximates carrying value. The carrying value of other liabilities not subject to fair value disclosure totaled $752.3 million in 1997 and $672.5 million in 1996.

(f) Company-obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely debentures of the Company were valued using a present value discounted cash flow analysis with a discount rate approximating current market rates of similar issuances at the end of the year.

(g) As previously disclosed in Note 7 -- Derivative Financial Instruments, the notional principal amount of interest rate swaps designated as hedges against the Company's debt totaled $3.6 billion at December 31, 1997 ($0.8 billion of which related to interest rate swaps whose fair market value represented an asset and $2.8 billion related to interest rate swaps whose fair market value represented a liability, after adjusting for master netting agreements) and $5.3 billion at December 31, 1996 ($1.8 billion related to assets and $3.5 billion related to liabilities). The notional principal amount of cross currency interest rate swaps totaled $218.6 million at December 31, 1997 and 1996, respectively. The estimated fair values of derivative financial instruments are obtained from dealer quotes and represent the net amount receivable or payable to terminate the agreement, taking into account current market interest rates and counterparty credit risk.

NOTE 19 -- INVESTMENTS IN DEBT AND EQUITY SECURITIES

At December 31, 1997 and 1996, the Company's investments in debt and equity securities designated as available for sale and subject to the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" totaled $146.1 million and $24.4 million, respectively. The Company's investments in debt and equity securities designated as trading totaled $38.2 million at December 31, 1997. Unrealized gains and losses, representing the difference between carrying value and current fair market value were not significant.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

NOTE 20 -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has in the past and may in the future enter into certain transactions with affiliates of the Company. It is anticipated that such transactions will be entered into at a fair market value for the transaction.

The Company's interest-bearing deposits generally represent overnight money market investments of excess cash that are maintained for liquidity purposes. From time to time, the Company may maintain such deposits with DKB or Chase.

At December 31, 1997, the Company's credit line coverage with 53 banks totaled $5.0 billion of committed facilities. Additional information regarding these credit lines can be found in Note 6 -- Debt. At December 31, 1997, DKB was a committed bank under a $1.2 billion revolving credit facility and a $3.7 billion revolving credit facility (together, the "Facilities"), with commitments of $71.2 million and $213.8 million, respectively. Chase is both the agent and a committed bank under the Facilities with commitments of $63.8 million and $191.2 million, respectively.

At December 31, 1996, the Company's credit line coverage with 60 banks totaled $5.2 billion of committed facilities. At December 31, 1996, DKB was a committed bank under a $3.6 billion revolving credit facility, a $244.0 million revolving credit facility, a $1.2 billion revolving credit facility and an $81.0 million revolving credit facility, with commitments of $108.8 million, $93.8 million, $36.3 million and $31.3 million, respectively. DKB was the agent under the $244.0 million facility and the $81.0 million facility. Chase was both the agent and a committed bank under the $3.6 billion revolving credit facility and the $1.2 billion revolving credit facility with commitments of $187.5 million and $62.5 million, respectively.

The Company has entered into interest rate swap and cross currency interest rate swap agreements with financial institutions acting as principal counterparties, including affiliates of DKB and Chase. At December 31, 1997, the notional principal amount outstanding on interest rate swap agreements with DKB and Chase totaled $220.0 million and $475.0 million, respectively. At December 31, 1996, the notional principal amount outstanding on interest rate swap agreements with DKB and Chase totaled $270.0 million and $705.0 million, respectively. The notional principal amount outstanding on foreign currency swaps totaled $168.0 million with DKB at both year-end 1997 and 1996.

The Company has entered into leveraged leasing arrangements with third party loan participants, including affiliates of DKB. Amounts owed to affiliates of DKB are discussed in Note 3 -- Finance Receivables.

At December 31, 1997 and 1996, the Company held a $9.0 million letter of credit from Chase as additional collateral on a $20.8 million and $22.2 million business aircraft loan to a third party. Chase is also indebted to the Company in the amount of $6.7 million and $7.3 million for financing relating to the purchase of a business aircraft by Chase, at December 31, 1997 and 1996, respectively.

The Company has also entered into various noncancellable long-term facility lease agreements with Chase. Future minimum rentals under these leases are $0.5 million in 1998, $0.4 million

                      THE CIT GROUP, INC. AND SUBSIDIARIES
in 1999, and $0.1 million in 2000. Rental expense paid to Chase totaled $0.5 million, $0.5 million and $0.6 million in 1997, 1996 and 1995, respectively.

At December 31, 1997 and 1996, the Company had entered into credit-related commitments with DKB in the form of letters of credit totaling $15.2 million and $19.8 million, respectively, equal to the amount of the single lump sum premium necessary to provide group life insurance coverage to certain eligible retired employees and an amount to fund certain overseas finance receivables.

During 1997, the Company entered into an arrangement with Chase pursuant to which the Company provides servicing for Chase's recreation vehicle and recreational boat finance receivables portfolio, which had a remaining balance of $1.1 billion at December 31, 1997.

The Company purchased finance receivables totaling $39.6 million and $33.4 million from Chase during 1997 and 1996, respectively.

The Company has entered into cash collateral loan agreements with DKB pursuant to which DKB made loans to four separate cash collateral trusts in order to provide additional security for payments on the certificates of the related contract trusts. These contract trusts were formed for the purpose of securitizing certain recreational vehicle and recreational marine finance receivables. At December 31, 1997 and 1996, the principal amount outstanding on the cash collateral loans was $45.8 million and $40.7 million, respectively. The Company has entered into multiple trust agreements with Chase with respect to certain securitization transactions.

NOTE 21 -- BUSINESS SEGMENT INFORMATION

The Company's primary business activities are comprised of commercial and consumer operations. The Company's commercial segment is engaged in equipment financing and leasing, factoring and commercial finance. The Company's consumer segment offers home equity lending, secured retail sales financing of manufactured housing, recreation vehicles and recreational boats, as well as consumer loan servicing.

Segment total revenue is defined as finance income plus fees and other income. Segment operating income (loss) is defined as total revenue less direct segment interest and operating expenses. Other includes general corporate expenses, and revenues and expenses related to other operations of the Company. The following table sets forth information on the Company's commercial and consumer business segments.

                                              -----------------------------------
                                                        AT DECEMBER 31,
                                              -----------------------------------
                                                1997         1996         1995
                                              ---------    ---------    ---------
Dollars in millions
Total Assets
Commercial..................................  $16,010.2    $15,143.2    $14,590.5
Consumer....................................    4,301.7      3,563.4      2,587.7
Other.......................................      152.2        225.9        242.1
                                              ---------    ---------    ---------
     Total..................................  $20,464.1    $18,932.5    $17,420.3
                                              =========    =========    =========

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                                              -----------------------------------
                                                   YEARS ENDED DECEMBER 31,
                                              -----------------------------------
                                                1997         1996         1995
                                              ---------    ---------    ---------
Dollars in millions
Total Revenues
Commercial..................................  $ 1,675.5    $ 1,542.6    $ 1,443.0
Consumer....................................      425.0        325.6        264.4
Other.......................................       30.0         22.1          6.5
                                              ---------    ---------    ---------
     Total..................................  $ 2,130.5    $ 1,890.3    $ 1,713.9
                                              =========    =========    =========
Operating Income (Loss)
Commercial..................................  $   465.3    $   390.2    $   341.5
Consumer....................................       72.0         67.4         63.9
Other.......................................      (49.2)       (41.8)       (40.3)
                                              ---------    ---------    ---------
     Total..................................  $   488.1    $   415.8    $   365.1
                                              =========    =========    =========

NOTE 22 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                 --------------------------------------------------
                                                        1997
                                  FIRST     SECOND      THIRD     FOURTH
                                 QUARTER    QUARTER    QUARTER    QUARTER     YEAR
                                 -------    -------    -------    -------    ------
Dollars in millions (except per share
  data)
Net finance income.............  $214.0     $218.3     $226.0     $229.2     $887.5
Fees and other income..........    57.7       49.4       78.9       61.8      247.8
Gain on sale of equity interest
  acquired in loan workout.....      --       58.0         --         --       58.0
Salaries and general operating
  expenses.....................    99.9      110.6      103.6      114.3      428.4
Provision for credit losses....    27.0       29.0       35.8       21.9      113.7
Depreciation on operating lease
  equipment....................    32.1       33.9       42.3       38.5      146.8
Minority interest in subsidiary
  trust holding solely
  debentures of the Company....     1.9        4.8        4.8        4.8       16.3
Provision for income taxes.....    40.7       53.7       43.1       40.5      178.0
Net income.....................  $ 70.1     $ 93.7     $ 75.3     $ 71.0     $310.1
Net income per diluted share...  $ 0.44     $ 0.59     $ 0.48     $ 0.44     $ 1.95

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                                 --------------------------------------------------
                                                        1996
                                  FIRST     SECOND      THIRD     FOURTH
                                 QUARTER    QUARTER    QUARTER    QUARTER     YEAR
                                 -------    -------    -------    -------    ------
Dollars in millions (except per share
  data)
Net finance income.............  $195.4     $197.3     $201.4     $203.8     $797.9
Fees and other income..........    52.7       73.2       50.9       67.3      244.1
Salaries and general operating
  expenses.....................    95.9       97.6       97.9      101.7      393.1
Provision for credit losses....    27.8       26.6       24.2       32.8      111.4
Depreciation on operating lease
  equipment....................    27.5       28.8       28.0       37.4      121.7
Provision for income taxes.....    37.1       45.1       37.1       36.4      155.7
Net income.....................  $ 59.8     $ 72.4     $ 65.1     $ 62.8     $260.1
Net income per diluted share...  $ 0.38     $ 0.45     $ 0.41     $ 0.40     $ 1.64

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                    -----------------------------
                                                    SEPTEMBER 30,    DECEMBER 31,
                                                        1998             1997
                                                    -------------    ------------
                                                     (UNAUDITED)
Dollars in millions
ASSETS
Financing and leasing assets
Loans
  Commercial......................................    $10,979.1       $ 9,922.5
  Consumer........................................      3,975.4         3,664.8
Commercial lease receivables......................      4,570.5         4,132.4
                                                      ---------       ---------
  Finance receivables.............................     19,525.0        17,719.7
Reserve for credit losses.........................       (257.9)         (235.6)
                                                      ---------       ---------
  Net finance receivables.........................     19,267.1        17,484.1
Operating lease equipment, net....................      2,395.0         1,905.6
Consumer finance receivables held for sale........        829.7           268.2
Cash and cash equivalents.........................        175.4           140.4
Other assets......................................        843.2           665.8
                                                      ---------       ---------
Total assets......................................    $23,510.4        20,464.1
                                                      =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Debt
Commercial Paper..................................    $ 7,079.1       $ 5,559.6
Variable rate senior notes........................      3,575.0         2,861.5
Fixed rate senior notes...........................      6,953.0         6,593.8
Subordinated fixed rate notes.....................        200.0           300.0
                                                      ---------       ---------
     Total debt...................................     17,807.1        15,314.9
Credit balances of factoring clients..............      1,429.1         1,202.6
Accrued liabilities and payables..................        707.1           660.1
Deferred federal income taxes.....................        677.5           603.6
                                                      ---------       ---------
     Total liabilities............................     20,620.8        17,781.2
Company-obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely
  debentures of the Company.......................        250.0           250.0
Stockholders' equity
Class A Common Stock, par value $0.01 per share;
  Authorized: 700,000,000 shares.
  Issued: 37,146,379 shares in 1998 and 37,173,527
     shares in 1997.
  Outstanding: 36,537,579 shares in 1998 and
     37,173,527 shares in 1997....................          0.4             0.4
Class B Common Stock, par value $0.01 per share,
  510,000,000 shares authorized and 126,000,000
  issued and outstanding..........................          1.3             1.3
Paid-in capital...................................        952.3           948.3
Retained earnings.................................      1,701.8         1,482.9
Treasury stock at cost (608,800 shares; Class A
  Common Stock)...................................        (16.2)             --
                                                      ---------       ---------
     Total stockholders' equity...................      2,639.6         2,432.9
                                                      ---------       ---------
Total liabilities and stockholders' equity........    $23,510.4       $20,464.1
                                                      =========       =========

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                          ----------------------
                                                           FOR THE NINE MONTHS
                                                           ENDED SEPTEMBER 30,
                                                          ----------------------
                                                            1998          1997
                                                          --------      --------
                                                               (UNAUDITED)
Dollars in millions (except per share data)
Finance income....................................        $1,481.4      $1,352.0
Interest expense..................................           766.2         693.7
                                                          --------      --------
Net finance income................................           715.2         658.3
Fees and other income.............................           196.1         186.0
Gain on sale of equity interest acquired in loan
  workout.........................................              --          58.0
                                                          --------      --------
  Operating revenue...............................           911.3         902.3
                                                          --------      --------
Salaries and general operating expenses...........           311.0         314.1
Provision for credit losses.......................            75.0          91.8
Depreciation on operating lease equipment.........           121.4         108.3
Minority interest in subsidiary trust holding
  solely debentures of the Company................            14.4          11.5
                                                          --------      --------
Operating expenses................................           521.8         525.7
                                                          --------      --------
Income before provision for income taxes..........           389.5         376.6
Provision for income taxes........................           138.0         137.5
                                                          --------      --------
Net income........................................        $  251.5      $  239.1
                                                          ========      ========
Net income per basic share........................        $   1.55      $   1.52
Net income per diluted share......................        $   1.54      $   1.51

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                            --------------------
                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                            --------------------
                                                              1998        1997
                                                            --------    --------
                                                                (UNAUDITED)
Dollars in millions
Balance, January 1........................................  $2,432.9    $2,075.4
Net income................................................     251.5       239.1
Dividends declared........................................     (32.6)      (71.8)
Treasury stock purchased..................................     (16.2)         --
Other.....................................................       4.0          --
                                                            --------    --------
Balance, September 30.....................................  $2,639.6    $2,242.7
                                                            ========    ========

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         ------------------------
                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                         ------------------------
                                                            1998          1997
                                                         ----------    ----------
                                                               (UNAUDITED)
Dollars in millions
CASH FLOWS FROM OPERATIONS
Net income.............................................  $    251.5    $    239.1
Adjustments to reconcile net income to net cash flows
  from operations:
  Provision for credit losses..........................        75.0          91.8
  Depreciation and amortization........................       140.5         124.3
  Provision (benefit) for deferred federal income
     taxes.............................................        74.0          26.9
  Gains on asset and receivable sales..................       (60.3)       (121.3)
  Increase in accrued liabilities and payables.........        47.0          92.3
  Increase in other assets.............................       (37.3)        (31.2)
  Other................................................         9.3          (2.4)
                                                         ----------    ----------
  Net cash flows provided by operations................       499.7         419.5
                                                         ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Loans extended.........................................   (26,355.0)    (24,663.3)
Collections on loans...................................    23,627.9      23,068.1
Purchases of assets to be leased.......................      (645.5)       (515.3)
Net increase in short-term factoring receivables.......      (427.4)       (371.7)
Proceeds from asset and receivable sales...............       984.4       1,092.9
Proceeds from sales of assets received in satisfaction
  of loans.............................................        35.7          31.3
Purchases of investment securities.....................       (28.9)        (20.1)
Other..................................................       (24.8)        (17.2)
                                                         ----------    ----------
  Net cash flows used for investing activities.........    (2,833.6)     (1,395.3)
                                                         ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of variable and fixed rate
  notes................................................     4,384.2       3,298.5
Repayments of variable and fixed rate notes............    (3,411.5)     (2,656.1)
Net increase in commercial paper.......................     1,519.5         341.7
Proceeds from nonrecourse leveraged lease debt.........        42.0          39.1
Repayments of nonrecourse leveraged lease debt.........      (116.5)       (125.8)
Purchase of treasury stock.............................       (16.2)           --
Cash dividends paid....................................       (32.6)        (71.8)
Proceeds from the issuance of company-obligated
  mandatorily redeemable preferred securities of
  subsidiary trust holding solely debentures of the
  Company..............................................          --         250.0
                                                         ----------    ----------
  Net cash flows provided by financing activities......     2,368.9       1,075.6
                                                         ----------    ----------
Net increase in cash and cash equivalents..............        35.0          99.8
Cash and cash equivalents, beginning of period.........       140.4         103.1
                                                         ----------    ----------
Cash and cash equivalents, end of period...............  $    175.4    $    202.9
                                                         ==========    ==========
SUPPLEMENTAL DISCLOSURES
Interest paid..........................................  $    726.1    $    664.8
Federal and state and local income taxes paid..........  $     57.9    $     77.7
Noncash transfers of finance receivables to assets
  received in satisfaction of loans....................  $     44.3    $     18.7

See accompanying notes to consolidated financial statements.

                      THE CIT GROUP, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 -- EARNINGS PER SHARE

The reconciliation of the numerator and denominator of basic earnings per share ("EPS") with that of diluted EPS is presented below.

                       ---------------------------------------------------------------------------------
                                            FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                        1998                                      1997
                       ---------------------------------------   ---------------------------------------
                         INCOME         SHARES       PER SHARE     INCOME         SHARES       PER SHARE
                       (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                       -----------   -------------   ---------   -----------   -------------   ---------
Dollars in millions
(except per share amounts)
Basic EPS:
Income available to
  common
  shareholders.......    $251.5       162,197,469      $1.55       $239.1       157,500,000      $1.52
                                                       =====                                     =====
Effect of Dilutive
  Securities:
  Restricted
    shares...........        --           941,161                      --           948,527
  Stock options......        --           350,059                      --                --
                         ------       -----------                  ------       -----------
Diluted EPS..........    $251.5       163,488,689      $1.54       $239.1       158,448,527      $1.51
                         ======       ===========      =====       ======       ===========      =====